CLEARY, GOTTLIEB, STEEN & HAMILTON

ONE LIBERTY PLAZA
NEW YORK, NY 10006-1470
(212) 225-2000
FACSIMILE (212) 225-3999

2000 PENNSYLVANIA AVENUE, N.W.
WASHINGTON, DC 20006-1801

41, AVENUE DE FRIEDLAND
75008 PARIS

RUE DE LA LOI 57
1040 BRUSSELS

CITY PLACE HOUSE
55 BASINGHALL STREET
LONDON EC2V 5EH

MAIN TOWER
NEUE MAINZER STRASSE 52
60311 FRANKFURT AM MAIN

PIAZZA DI SPAGNA 15
00187 ROME

RATELLI 26
20121 MILAN

IQUARE 2/3
54 MOSCOW

INA TOWER
RDEN ROAD
HONG KONG

SHIN KASUMIGASEKI BUILDING
3-2, KASUMIGASEKI 3-CHOME
CHIYODA-KU, TOKYO 100-0013


03050563

Writer's Direct Dial: (212) 225-2014

May 9, 2003

BY HAND

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn: Filing Desk

Re: Grupo Financiero BBVA Bancomer, S.A. de C.V. (File No. 82-3273); Submission Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Ladies and Gentlemen:

On behalf of our client, Grupo Financiero BBVA Bancomer, S.A. de C.V. ("GFBB"), a foreign private issuer claiming exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Rule"), we are submitting herewith pursuant to sub-paragraph (b)(1)(iii) of the Rule GFBB's press release, dated April 29, 2003 setting forth its financial results for the first quarter of 2003, and a discussion of such results, also dated April 29, 2003.

Please acknowledge receipt of this letter and the enclosure by stamping the enclosed copy of this letter and returning it to our messenger.

Very truly yours,

Jaime A. El Koury

Enclosures.

cc: Daniel Rodriguez Duran (w/o enclosures)

dlw 5/20


BBVA

Bancomer

1Q03 Results

April 29, 2003

Contents

Financial Highlights

Grupo Financiero BBVA Bancomer (GFBB)

- Net income was Ps. 1,726 million in 1Q03, 2.9% higher than in 1Q02
- EPS was Ps. 0.19 in 1Q03
- ROAE was 13.0% in 1Q03 *(based on new methodology, see note on pg. 4)*
- ROAA of 1.5% in 1Q03
- Fee and commission income of Ps. 3,284 million in 1Q03, 11.6% higher than in 1Q02
- Non-interest expense of Ps. 4,511 million in 1Q03 was 5.4% lower than in 1Q02
- Efficiency ratio stood at 54.0% in 1Q03, compared to 57.3% in 1Q02

Banking Business

- Net income was Ps. 1,641 million in 1Q03, 3.1% higher than in 1Q02
- Net interest margin stood at 5.0% in 1Q03 *(based on new methodology, see section on Net Interest Margin)*, 40 basis points higher than 1Q02
- Demand deposits in pesos increased 8.3% or Ps. 7,911 million over the past twelve months
- Customer time deposits were up Ps. 16,173 million or 11.1% in 1Q03
- Capitalization ratio as of March 2003 was 14.1% with Tier 1 capital of 11.0%

Bank Subsidiaries

- Afore Bancomer reported net income of Ps. 330 million in 1Q03
- Bancomer Transfer Services reported net income of Ps. 40 million in 1Q03 and total money transfers worth US 1,168 million, 27.0% higher than for 1Q02

Group Subsidiaries

- Seguros Bancomer reported net income of Ps. 83 million in 1Q03 and growth in insurance policies issued through the branch network of 15.7%
- Pensiones Bancomer registered net income of Ps. 39 million in 1Q03
- Casa de Bolsa Bancomer registered net income of Ps. 11 million in 1Q03
- Bancomer Gestión reported net income of Ps. 20 million in 1Q03

Figures shown are in constant peso terms as of March, 2003 (Ps.). Growth rates are presented in real terms, unless otherwise specified.

GFBB Net Income (Ps. Million)



1,678
1,726
1,678
1,474
1,763
1,823
1,726
3M02
3M03
1Q02
2Q02
3Q02
4Q02
1Q03

GFBB EPS (Ps. Fully-Diluted)



0.18
0.19
0.18
0.16
0.19
0.20
0.19
3M02
3M03
1Q02
2Q02
3Q02
4Q02
1Q03

GFBB ROAE (% Annualized)



14.6
13.0
14.6
12.3
14.2
14.2
13.0
3M02
3M03
1Q02
2Q02
3Q02
4Q02
1Q03

GFBB ROAA (% Annualized)



1.5
1.5
1.5
1.3
1.6
1.7
1.5
3M02
3M03
1Q02
2Q02
3Q02
4Q02
1Q03

Banking Business Capitalization (%) (1)



3.9
8.3
3.6
8.8
3.1
9.7
3.2
9.9
3.1
11.2
1Q02
2Q02
3Q02
4Q02
1Q03
Tier 1
Tier 2

(1) Based on capitalization rules applicable as of January 1, 2003

BBVA Bancomer

Summary of Results and Selected Statistical Information

NOTE: In order to facilitate the comparative analysis of the Company's recurrent business, the following document and discussion of the Income Statements for Grupo Financiero BBVA Bancomer and Subsidiaries and for the Banking Business and Subsidiaries were based on the Income Statements adjusted for the effects of the sale of the Company's stake in Far-Ben in 2Q02, presented on pages 24 and 32, respectively.

Net income Millions of Pesos	3 Months 2003	3 Months 2002	1Q 2003	4Q 2002	3Q 2002	2Q 2002	1Q 2002
GRUPO FINANCIERO BBVA BANCOMER	**1,726**	**1,678**	**1,726**	**1,823**	**1,763**	**1,474**	**1,678**
Holding company own income	(42)	(42)	(42)	(50)	(45)	(47)	(42)
Banking Business	1,641	1,592	1,641	1,741	1,652	1,393	1,592
Insurance Business	126	91	126	134	139	111	91
Casa de Bolsa Bancomer	11	38	11	4	18	16	38
Bancomer Gesti n	20	21	20	21	23	24	21
Minority interest and others	(30)	(22)	(30)	(27)	(24)	(23)	(22)

Grupo Financiero BBVA Bancomer **Balance Sheet** Millions of Pesos	3 Months 2003	3 Months 2002	1Q 2003	4Q 2002	3Q 2002	2Q 2002	1Q 2002
Assets							
Cash and due from banks	62,037	56,328	62,037	72,149	55,508	66,061	56,328
Investment and trading in securities and derivatives	111,070	73,067	111,070	64,503	79,418	75,218	73,067
Total loan portfolio	244,752	262,677	244,752	250,319	250,592	259,994	262,677
Loan-loss provisions	(12,128)	(14,227)	(12,128)	(12,494)	(12,944)	(13,315)	(14,227)
Deferred taxes	23,880	26,064	23,880	24,271	24,911	25,428	26,064
Other assets	33,213	35,509	33,213	34,181	42,665	37,616	35,509
Total Assets	**462,824**	**439,418**	**462,824**	**432,929**	**440,150**	**451,002**	**439,418**
Liabilities							
Traditional funding	359,533	317,837	359,533	319,781	327,320	330,457	317,837
Bank and other loans	28,277	49,906	28,277	41,724	41,428	49,612	49,906
Subordinated debentures	5,468	6,620	5,468	5,294	5,489	6,693	6,620
Other liabilities	9,894	13,066	9,894	8,135	9,604	9,731	13,066
Total Liabilities	**403,172**	**387,429**	**403,172**	**374,934**	**383,841**	**396,493**	**387,429**
Total Shareholders' Equity	**59,652**	**51,989**	**59,652**	**57,995**	**56,309**	**54,509**	**51,989**
Income Statement							
Adjusted net interest income	4,033	3,941	4,033	4,409	4,292	4,134	3,941
Net fee and commission income	3,284	2,942	3,284	3,104	3,292	2,937	2,942
Trading income	23	782	23	145	(70)	487	782
Total operating income	7,340	7,665	7,340	7,658	7,514	7,558	7,665
Non-interest expense	(4,511)	(4,767)	(4,511)	(4,672)	(4,621)	(4,674)	(4,767)
Operating income	2,829	2,898	2,829	2,986	2,893	2,884	2,898
Net income from ongoing operations	1,809	1,756	1,809	1,857	1,846	1,724	1,756
Net income	1,726	1,678	1,726	1,823	1,763	1,474	1,678
Ratios							
Efficiency (1)	54.0	57.3	54.0	55.3	56.3	57.3	57.3
Net fee and commission income / Non-interest expense	72.8	61.7	72.8	66.4	71.2	62.8	61.7
Net income							
Primary (2)	0.19	0.18	0.19	0.20	0.19	0.16	0.18
Fully diluted (2)	0.19	0.18	0.19	0.20	0.19	0.16	0.18
Fully-diluted book value	5.81	5.08	5.81	5.63	5.45	5.28	5.08

(1) Non-interest expense / total income, excluding loan-loss provisions. (2) In constant peso terms and based on the average number of shares for each period.

BBVA Bancomer

Grupo Financiero BBVA Bancomer Per Share Data Nominal Pesos	3 Months 2003	3 Months 2002	1Q 2003	4Q 2002	3Q 2002	2Q 2002	1Q 2002
Per share data							
Net income							
Primary [1]	0.19	0.17	0.19	0.19	0.18	0.15	0.17
Fully diluted [1]	0.19	0.17	0.19	0.19	0.18	0.15	0.17
Trailing 12-month net income	0.73	0.64	0.73	0.72	0.67	0.64	0.64
Fully-diluted book value	5.81	4.81	5.81	5.57	5.29	5.06	4.81
Total shares outstanding (millions, end-of-period)	9,277	9,225	9,277	9,277	9,277	9,277	9,225
Total diluted shares outstanding (millions, end-of-period)	9,277	9,225	9,277	9,277	9,277	9,277	9,225
Closing price	8.28	9.88	8.28	7.91	7.29	8.12	9.88
Market capitalization (millions of pesos)	76,814	91,143	76,814	73,381	67,629	75,329	91,143
Average daily traded volume (millions of shares)	7.7	11.8	7.7	7.0	10.4	14.2	11.8
Average daily traded volume (millions of pesos)	64.0	111.6	64.0	53.4	81.0	126.2	111.6
P/E [2]	11.31	15.35	11.31	11.00	10.80	12.75	15.35
P/BV	1.42	2.05	1.42	1.42	1.38	1.60	2.05
Per ADR data (USD) [3]							
Net income							
Primary	0.34	0.38	0.34	0.38	0.37	0.32	0.38
Fully diluted	0.34	0.38	0.34	0.38	0.37	0.32	0.38
Fully-diluted book value	10.77	10.67	10.77	10.66	10.35	10.16	10.67

(1) Based on average number of shares for each period. (2) Trailing 12-month net income in pesos as of each period.
(3) 20 series B shares per ADR.

Business Indicators and Ratios	3 Months 2003	3 Months 2002	1Q 2003	4Q 2002	3Q 2002	2Q 2002	1Q 2002
Branches	1,658	1,681	1,658	1,665	1,676	1,681	1,681
ATMs	3,772	3,718	3,772	3,752	3,721	3,732	3,718
Employees							
Group	28,642	30,506	28,642	29,078	29,330	29,829	30,506
Banking Business	25,307	26,856	25,307	25,704	25,902	26,349	26,856
Net interest margin (annualized)	5.0	4.6	5.0	5.4	5.1	4.8	4.6
Asset quality ratios (%)							
Gross past-due loan ratio, including Fobaproa	4.9	4.8	4.9	4.4	4.8	4.8	4.8
Gross past-due loan ratio, excluding Fobaproa	7.3	7.4	7.3	6.5	7.0	7.3	7.4
Reserve coverage	100.7	112.1	100.7	112.8	108.5	107.6	112.1
Loan-loss provisions / Total loans excluding Fobaproa	2.4	1.5	2.4	1.8	1.6	1.4	1.5
Capitalization ratios based on 2003 rules (%)							
Tier 1	11.0	8.3	11.0	9.9	9.7	8.8	8.3
Total capital	14.1	12.2	14.1	13.1	12.8	12.4	12.2

NOTE ON METHODOLOGY: AS OF 1Q03, RETURN ON AVERAGE EQUITY (ROAE) IS CALCULATED AS FOLLOWS:

FULL-YEAR NET INCOME OR ANNUALIZED QUARTERLY NET INCOME

AVERAGE (BEGINNING-OF-PERIOD MAJORITY EQUITY + END-OF-PERIOD MAJORITY EQUITY)

FURTHERMORE, ALL RATIOS ARE CALCULATED USING THE AVERAGE OF BEGINNING AND END-OF-PERIOD BALANCES IN THE DENOMINATOR

Recent Highlights

Bancomer launches mortgage strategy

In anticipation of an expected recovery in the middle and residential markets, and given improved conditions for financing and tax deductibility, Bancomer launched a comprehensive mortgage strategy. This strategy includes three new individual mortgage products (fixed rate, variable rate and *Apoyo Infonavit*), the set up of retail Mortgage Support Centers, as well as the launching of a unique distribution network to cater to housing developers called the Mortgage Bank.

The mortgage product is targeting Mexican residents aged 22 to 55, employees or independent professional entrepreneurs with at least two years at their job and earning over Ps. 13,000 a month with no negative credit bureau referral.

The residential mortgage product, applicable for homes valued at over Ps. 500,000, is either a 15.5% fixed rate or a floating rate (interbank reference rate TIIE) plus six percentage points and capped at 22%. Financing can vary from 60% to 80% over a 15-year period. The fixed-rate product offers equal payments in pesos and both products offer unemployment, disability and property insurance. Additionally, and in accordance to fiscal legislation applicable as of January 1, 2003, it allows tax deductibility on the real component of interest payments.

The middle-market segment product for property values ranging from Ps. 300,000 to Ps. 830,000 is *Apoyo Infonavit* with the same basic Bancomer fixed-rate product for workers enrolled in the National Housing Institute (Infonavit). This joint program offers unemployment insurance equal to the balance of the worker's housing fund balance. Furthermore, all subsequent contributions are applied to further amortize the loan, which could reduce the maturity from 15 to 9.6 years, or monthly payments.

To support this origination effort, eight Mortgage Support Centers have been set up in the most important cities of the country in order to assist in both risk assessment and origination.

Finally, a specialized unit called the Mortgage Bank was set up to finance the housing industry by offering credit to developers, for sales financing or for mortgage individualization. The Mortgage Bank loan offers a grace period between the construction and pre-amortization phases. The financing scheme is competitive, offering flexible maturities, attractive interest rates, integrated fees, individualization and marketing to Bancomer customer databases. The Mortgage Bank has its own distribution network and four regional divisions in areas concentrating 68% of housing growth in Mexico.

Changes in the organization

In an effort to gain greater independence between the Board of Directors and company executives, on March 31, 2003, Mr. Juan Carlos Braniff Hierro left his operational duties as General Director of Insurance and New Business Development. Mr. Braniff will now focus on his responsibilities as a member of the Board of Directors of Grupo Financiero BBVA Bancomer, offering support to the President of the Board.

Furthermore, last March 31, 2003, Mr. Andrés Aymes Blanchet, General Director of Efficiency and Costs (EFYCO) decided to retire after completing a successful tenure in this position. With the integration process over, and after playing a lead role in rationalizing operating expenditure, this project now becomes a permanent earnings enhancement activity and is to be headed by the General Director of Finance, Mr. Oscar Cabrera Izquierdo.

This division will now be called "Eficiencia" (Efficiency) and its mission will lie in creating a permanent culture of improving efficiency ratios comparable to the finest international benchmarks. A small group of people will continue to supervise a total of 19 expense managers (Gestores de Línea de Gasto or GLGs) and 10 income managers (Gestores de Línea de Ingreso or GLIs) available at the Group. The GLGs and GLIs are employees already in operations, specialized in the expense or income line they manage. Efficiency is managed by establishing very specific goals for each GLG and GLI with monthly follow-up meetings to ensure targets are met.

Standard & Poor's upgrades rating

On April 1, 2003, Standard & Poor's increased BBVA Bancomer S.A. short and long-term local currency counterpart and CD ratings from BBB-/A-3 to BBB/A-2 with a stable outlook, citing a substantial improvement in the bank's financial profile over the past two years which has strengthened the Balance Sheet, a positive trend in profitability and levels of reserve coverage.

Fitch upgrades rating

On April 16, 2003, Fitch upgraded BBVA Bancomer, S.A. individual rating from C/D to C based on "BBVA Bancomer's gradually improving financial profile in the midst of a challenging economic environment. The bank's ratings also reflect its strong franchise and predominant position within the Mexican banking system and are enhanced by the operational support

and backing of Spain's Banco Bilbao Vizcaya Argentaria (BBVA). Its foreign currency ratings are constrained by the sovereign ceiling". BBVA Bancomer's set of ratings is the best assigned by Fitch among Mexican banks.

GFBB simplifies equity accounts

In order to simplify the reading of GFBB's equity accounts, the Board of Directors submitted a proposal approved by the Shareholders' Meeting to capitalize equity inflation adjustment line items. It is important to highlight that this change has no impact on book value and is simply an accounting procedure. The financial statements in this document already reflect:

1. The capitalization of the net amounts of the following inflationary restatement accounts to the current balance of paid-in capital:
   - Additional paid-in capital
   - Capital reserves
   - Retained earnings
2. The capitalization of historical amounts, as well as the inflationary restatement accounts, of the following line items to the current balance of paid-in capital:
   - Cumulative effect of restatement
   - Result from ownership of non-monetary assets

GFBB appoints Board of Directors

On April 1, 2003, GFBB's General Shareholders' Meeting appointed the following Board of Directors:

Proprietary Members	**Alternate Members**
Alberto Bailleres González	Arturo Manuel Fernández Pérez
Juan Carlos Braniff Hierro	Bárbara Garza Lagüera de Braniff
José Fernando Calderón Ayala	José Fernando Calderón Rojas
José Antonio Fernández Carbajal	Eva Garza Lagüera de Fernández
José Guillermo Alfonso Garza Valdés	Juan Carlos Garza Garza
Antonio Ortega Parra*	Alberto Sánchez Palazuelos*
José Ignacio Goirigolzarri Tellaeche	Luis Robles Miaja
José Fernando de Almansa y Moreno-Barreda*	Sergio Ciklik Sneider*
Francisco González Rodríguez	Raúl Santoro de Mattos Almeida
Ricardo Guajardo Touché	Mariana Garza Lagüera de Treviño
José Ramón Guerediaga Mendiola*	Manuel Francisco Arce Rincón*
Jaime Guardiola Romojaro	Eduardo Arbizu Lostao
Max Michel Suberville	Maximino José Michel González
Vitalino Manuel Nafría Aznar	Andrés Aymes Blanchet
Gonzalo Terreros Ceballos*	Eduardo Sitt Cherem*

**Independent members*

Furthermore, Mr. Ricardo Guajardo Touché was ratified as President of the Board of Directors and Mr. Juan Carlos Braniff Hierro was ratified as Vice President. Finally, Mr. Jaime Guardiola Romojaro was named Vice President.

Bancomer

Banking Business: Income Statement

The Banking Business once again reported solid core earnings, i.e. net interest income, fees and expenses, which increased 46.7% in 1Q03 versus 1Q02. This is attributable to closely managing recurrent line items of the Income Statement to help offset an uncertain economic scenario, as well as to a favorable interest rate environment.

The aforementioned improvement is not reflected in 1Q03 net income, which was up 3.1% compared to the same year-earlier period, given that trading income was Ps. 743 million lower than in 1Q02, and that the economic downturn and buoyant consumer loan growth over the past 18 months has increased provisioning needs.

Banking Business: Income Statement Millions of Pesos	3 Months 2003	3 Months 2002	1Q 2003	4Q 2002	3Q 2002	2Q 2002	1Q 2002
Net interest income	**5,034**	**4,588**	**5,034**	**5,200**	**4,981**	**4,730**	**4,588**
Loan-loss provisions	(1,014)	(655)	(1,014)	(784)	(691)	(598)	(655)
Adjusted net interest income	**4,020**	**3,933**	**4,020**	**4,416**	**4,290**	**4,132**	**3,933**
Non-interest income	**3,178**	**3,557**	**3,178**	**3,110**	**3,087**	**3,279**	**3,557**
Fee and commission income, net	3,176	2,812	3,176	2,997	3,174	2,802	2,812
Trading income	2	745	2	113	(87)	477	745
Total operating income	**7,198**	**7,490**	**7,198**	**7,526**	**7,377**	**7,411**	**7,490**
Non-interest expense	(4,423)	(4,677)	(4,423)	(4,560)	(4,546)	(4,581)	(4,677)
Operating income	**2,775**	**2,813**	**2,775**	**2,966**	**2,831**	**2,830**	**2,813**
Other income (expense) (net)	(144)	(118)	(144)	(17)	(19)	(85)	(118)
Net monetary gain (loss) (others)	(237)	(187)	(237)	(256)	(133)	(164)	(187)
Net income before taxes	**2,394**	**2,508**	**2,394**	**2,693**	**2,679**	**2,581**	**2,508**
Incurred income tax and profit sharing	(191)	(169)	(191)	(81)	(200)	(90)	(169)
Deferred income tax and profit sharing	(423)	(628)	(423)	(769)	(614)	(686)	(628)
Net income before non-consolidated subs., assoc. & affil.	**1,780**	**1,711**	**1,780**	**1,843**	**1,865**	**1,805**	**1,711**
Net income from non-consolidated subs., assoc. & affil.	(57)	(41)	(57)	(70)	(127)	(161)	(41)
Net income from ongoing operations	**1,723**	**1,670**	**1,723**	**1,773**	**1,738**	**1,644**	**1,670**
Discontinued operations, extraordinary items and changes in accounting policies	-	-	-	-	-	(217)	-
Net income before minority interest	**1,723**	**1,670**	**1,723**	**1,773**	**1,738**	**1,427**	**1,670**
Minority interest	(82)	(78)	(82)	(32)	(86)	(34)	(78)
Net income	**1,641**	**1,592**	**1,641**	**1,741**	**1,652**	**1,393**	**1,592**

Net Interest Margin

In order to better align our method of calculating the net interest margin to market standards, we have made certain changes to what is considered interest-earning assets according to the changes presented as an example in the following table for 1Q03, compiled with balances as of March 2003. For comparative purposes, we present the net interest margin calculation for the last five quarters according to this new methodology on the next page.

1Q03 Interest-earning Assets Millions of Pesos	Current Method	Previous Method	Change
Cash and due from banks	61,980	61,980	-
Trading securities	73,898	-	73,898
For sale securities	4,502	-	4,502
minus equity investments	(4,295)	-	(4,295)
Held to maturity securities	32,203	32,203	-
Transactions with securities and derivatives	301	301	-
Performing loans	232,715	232,715	-
Fobaproa checking account [1]	17,784	-	17,784
Fobaproa reserves [2]	-	28,096	(28,096)
Non-performing loans	-	12,042	(12,042)
Total interest-earning assets	**419,088**	**367,337**	**51,751**

(1) Fobaproa loans are included in performing loans net of deposits in checking accounts.

(2) Bancomer registers interest income on Fobaproa notes on the balance net of reserves.

Net interest income before monetary gains was Ps. 4,895 million in 1Q03, 12.5% higher than in 1Q02 and almost flat versus the previous quarter, despite the fact that the first quarter is seasonally weaker than the fourth. Furthermore, net interest margin was 5.0% in 1Q03, a 40 basis-point improvement over the past twelve months, mainly attributable to the following factors:

(a) An additional Ps. 228 million in net interest income on loans and deposits in 1Q03 given a 130 basis-point increase in the average 28-day benchmark interbank rate (TIIE) over the same period. From 1Q02 to 1Q03, this item was up Ps. 589 million on the back of a 120 basis-point higher average TIIE, as well as growth in business volumes.

(b) Demand deposit retention after the typically high fourth-quarter balances which historically diminished towards the first quarter. This effect can be measured by comparing the demand deposit base before and after the fourth quarter, i.e. from September 2002 to March 2003 this balance increased 4.5% in real terms, or Ps. 6,304 million, whereas from September 2001 to March 2002, demand deposits dropped 1.6% in real terms, equivalent to Ps. 2,146 million.

(c) An 11.1% or Ps. 16,173 million increase in customer time deposits in 1Q03 due to balances migrating from mutual funds and repo investments to time deposits.

(d) A Ps. 304 million drop in net interest income on repo transactions in 1Q03 given contracting repo portfolio balances, a flattening yield curve over the quarter and lower inflation, which affects valuation on inflation-linked (UDI) positions. From 1Q02 to 1Q03, repo income decreased by Ps. 58 million.

(e) Monetary gains contracting Ps. 132 million over the quarter as a result of lower average inflation, from 1.69% in 4Q02 to 1.30% in 1Q03. Compared to the same year-earlier period, monetary gains dropped Ps. 97 million in 1Q03.

(f) A 4.4% increase in interest-earning assets from December 2002 to March 2003 as the Treasury issued promissory notes in order to reduce interest rate exposure. Isolating this effect, the net interest margin would have come in approximately 20 basis points higher than the reported 1Q03 figure.

The net interest margin trend over the past twelve months has been positive, coming from 4.6% in 1Q02 to 5.0% in 1Q03, owing to a combination of an annual increase of 120 basis points in average TIIE, a high component of demand to traditional funding of 40.9% in 1Q03, as well as to a greater contribution of consumer credit spreads to the margin.


8.2%
4.9%
8.5%
4.6%
7.6%
4.8%
8.1%
5.1%
8.4%
5.4%
9.7%
5.0%
12 months 2002
1Q02
2Q02
3Q02
4Q02
1Q03
Average 28-day interbank rate (TIIE)
Net interest margin

Banking Business: Net Interest Margin Millions of Pesos	3 Months 2003	3 Months 2002	1Q 2003	4Q 2002	3Q 2002	2Q 2002	1Q 2002
Net interest income on loans and deposits	**4,700**	**4,111**	**4,700**	**4,472**	**4,403**	**4,124**	**4,111**
Interest income on loans and equity investments	8,925	8,043	8,925	8,345	6,978	7,736	8,043
Interest expense on deposits and funding	(4,225)	(3,932)	(4,225)	(3,873)	(2,575)	(3,612)	(3,932)
Net fee and commission income	**125**	**113**	**125**	**83**	**89**	**83**	**113**
Fee and commission income	125	113	125	83	89	83	113
Fee and commission expense	-	-	-	-	-	-	-
Net interest income on repo transactions	**70**	**128**	**70**	**374**	**295**	**258**	**128**
Repo interest income	4,271	4,113	4,271	4,897	5,213	3,742	4,113
Repo interest expense	(4,201)	(3,985)	(4,201)	(4,523)	(4,918)	(3,484)	(3,985)
Net interest income before monetary result	**4,895**	**4,352**	**4,895**	**4,929**	**4,787**	**4,465**	**4,352**
Monetary gain (loss)	**139**	**236**	**139**	**271**	**196**	**264**	**236**
Net interest income	**5,034**	**4,588**	**5,034**	**5,200**	**4,983**	**4,729**	**4,588**
Net interest margin (%) (1)	**5.0%**	**4.6%**	**5.0%**	**5.4%**	**5.1%**	**4.8%**	**4.6%**
Average interest-earning assets (2)	403,659	396,308	403,659	386,700	392,372	394,592	396,308

(1) Annualized. (2) Based on new calculation method described in the previous table.

Fee and Commission Income

The Banking Business reported Ps. 3,176 million in fee and commission income in 1Q03, 12.9% greater than 1Q02, highlighting growth of 33.1% in money remittances, 33.3% in credit cards and ATMs, 10.3% in insurance and 5.1% in account management fees over the same period. The Afore posted a moderate increase in commissions from 1Q02 to 1Q03 of 2.0%, attributable to sluggish employment conditions.

Albeit the seasonally stronger fourth quarter with a single Afore contribution is not comparable to a first quarter that registers two contributions from the Afore and lower transaction activity, it is worth noting the 17.4% increase in insurance-related commission income over this period.

In regards to mutual fund fees which, as of year-end 2001 need be compared at Group level, these were down 12.0% from 1Q02 to 1Q03 given a recent trend of substituting mutual fund investments for time deposits. Regardless, this had a positive contribution to net interest margin to compensate for lower fee income.

Fee performance in 2003 will owe more to growth in business transaction volumes than to any relevant price component as in 2002. A proper gauge of fee performance is measuring fees as a percentage of expenses. The fee to expense ratio has improved significantly, increasing 11.7 percentage points from 1Q02 to 1Q03. This indicator measures productivity gains from managing recurrent line items of the Income Statement. Today, of every peso spent, 71.8% is covered with fee income.

Trading Income

First quarter 2003 trading income came in at Ps. 2 million. This was a result of a Ps. 266 million loss in other trading income owing to a flattening of the yield curve, which in addition increased in the medium and long-terms until mid-march, in tandem with a conservative approach of reducing trading positions.

The above was offset with Ps. 268 million in net income from currency trading which fared well on the back of higher volatility in the exchange rate expanding network transaction spreads. Trading income has benefited from the more recurrent nature of this latter business to compensate for inherent volatility of the investment portfolio.

Banking Business: Non-interest Income Millions of Pesos	3 Months 2003	3 Months 2002	1Q 2003	4Q 2002	3Q 2002	2Q 2002	1Q 2002
Non-interest income	**3,178**	**3,557**	**3,178**	**3,110**	**3,087**	**3,279**	**3,557**
Net fee and commission income	**3,176**	**2,812**	**3,176**	**2,997**	**3,174**	**2,802**	**2,812**
Account management	573	545	573	642	611	597	545
Money transfers and remittances	462	347	462	458	474	451	347
Credit card and ATMs	924	693	924	930	788	771	693
Mutual fund management	236	255	236	261	272	285	255
Pension fund and SAR management	781	766	781	473	822	474	766
Insurance	128	116	128	109	127	118	116
Others	72	90	72	124	80	106	90
Trading income	**2**	**745**	**2**	**113**	**(87)**	**477**	**745**
Foreign exchange trading	268	231	268	202	233	283	231
Other trading income	(266)	514	(266)	(89)	(320)	194	514

Non-Interest Expense

One of the best line item performances since the merger has been non-interest expense. Once again, a 5.4% reduction in expenses is achieved from 1Q02 to 1Q03, in addition to a 3.0% drop from the previous quarter. However, the 1Q03 contraction itself is mainly due to a seasonal effect of lower transaction levels in the first compared to the fourth quarters, the same as comparing typically lower third-quarter expenses with higher expenditure in the fourth.

A seasonal 4.9% increase in wages and employee benefits in 1Q03 owes to an annual wage increase. Nonetheless, compared to the same year-earlier period, this item drops 3.6%. Operating expenditure decreased 10.2% in 1Q03 versus 1Q02 and 14.4% versus the previous quarter, due to typically more dynamic activity in the system over the last quarter of the year.

Furthermore, manageable expenses (wages and employee benefits and administrative and operating) were down 3.3% in 1Q03 as compared to 4Q02 and 6.2% versus the same period of 2002.

Group efficiency levels reached 54.0% in the first quarter of 2003, down from 57.3% in 1Q02 and 55.3% in 4Q02, a 330 and 130 basis-point improvement, respectively.

Banking Business: Non-interest expense Millions of Pesos	3 Months 2003	3 Months 2002	1Q 2003	4Q 2002	3Q 2002	2Q 2002	1Q 2002
Non-interest expense	**4,423**	**4,677**	**4,423**	**4,560**	**4,546**	**4,581**	**4,677**
Wages and employee benefits	2,037	2,113	2,037	1,941	2,000	2,096	2,113
Administrative and operating expenses	1,226	1,365	1,226	1,433	1,403	1,336	1,365
Rents, depreciation and amortization	540	601	540	570	568	584	601
Taxes other than income tax and profit sharing	243	242	243	270	220	229	242
Contribution to IPAB	377	356	377	346	355	336	356

Recurrent Income Breakdown Analysis

Recurrent earnings (net interest income, fees and expenses) increased Ps. 1,161 million or 46.7% from 1Q02 to 1Q03, equivalent to increasing from 2.24% of total average assets to 3.30%. The latter is in part attributable to net interest income growing from 3.94% to 4.42% of assets over the same period from a combination of a 120 basis-point increase in the average benchmark interbank rate, strict funding pricing strategies, increasing deposits, and a greater contribution of credit spreads due to significant growth in the consumer loan portfolio.

Fee income has become a recurrent source of profitability, contributing 39.4% of the income mix as of 1Q03. The percentage of fees to total average assets has increased 33 basis points from 1Q02 to 1Q03.

Furthermore, the critical effort to cut down on expenses has allowed this line item to drop as a percent of total average assets from 4.25% in 1Q02 to 4.00% a year later, improving Group efficiency levels to 54.0% in 1Q03.

The differential income to expense spread has showed a noteworthy trend, improving quarter after quarter, from 2.24% in 1Q02 to 3.30% in 1Q03, a 106 basis point increase.

Banking Business: Recurrent Earnings Analysis Millions of Pesos	3 Months 2003	3 Months 2002	1Q 2003	4Q 2002	3Q 2002	2Q 2002	1TQ 2002
Net interest income before monetary gains[1]	4,895	4,352	4,895	4,929	4,786	4,466	4,352
Net fee and commission income	3,176	2,812	3,176	2,997	3,174	2,802	2,812
Total income (A)	8,071	7,164	8,071	7,926	7,960	7,268	7,164
Total expenses (B)	4,423	4,677	4,423	4,560	4,546	4,581	4,677
Recurrent earnings (A-B)							
Total Average Assets	**442,510**	**441,586**	**442,510**	**430,957**	**439,895**	**439,730**	**441,586**
Net interest income before monetary gains / Total average assets	4.42%	3.94%	4.42%	4.57%	4.35%	4.06%	3.94%
Net fee and commission income / Total average assets	2.87%	2.55%	2.87%	2.78%	2.89%	2.55%	2.55%
Total income / Total average assets (A)	7.30%	6.49%	7.30%	7.36%	7.24%	6.61%	6.49%
Total expenses / Total average assets (B)	4.00%	4.24%	4.00%	4.23%	4.13%	4.17%	4.24%
Recurrent earnings (A-B)	**3.30%**	**2.25%**	**3.30%**	**3.12%**	**3.10%**	**2.43%**	**2.25%**

(1) This table was calculated based on interest income after monetary gains in previous reports.

Banking Business: Business Volumes

Performing Loans

The performing loan portfolio excluding UDI trusts reached Ps. 113,774 million in 1Q03, 1.5% higher than the same year-earlier period, mainly driven by 24.8% or Ps. 3,995 million growth in the consumer loan book and a 22.7% increase in government loans worth Ps. 3,240 million. The latter growth was sufficient to offset trends in the mortgage and commercial loan balances. Most of the decrease in the mortgage book is attributable to a change in accounting rules transferring Ps. 968 million from performing to non-performing *(see section on Non-Performing Loans)*, in addition to the natural amortization of the portfolio. The commercial loan book, on the other hand, was flat from 1Q02 to 1Q03.

The comparison between 4Q02 and 1Q03 balances shows two trends. First, a slowdown in credit origination due to typically unfavorable first-quarter seasonality and, second, what is now 18 months of a downturn in the economic environment which is hardly an incentive for credit growth.

First quarter 2003 consumer loans, despite having a 24.8% run over the past twelve months, reflect seasonal repayment of fourth quarter debt accumulation. Nonetheless, origination was still strong with over 174,000 new loans issued in 1Q03.

On the commercial loan book, the peso-denominated portfolio dropped 4.7% in 1Q03 and 1.5% over the past twelve months, while dollar-denominated loans decreased 10.0% and 15.8% in dollar terms, respectively. The latter is attributable

to significant scheduled amortizations in the Corporate and Investment Banking division, in tandem with a recent bias towards bond financing rather than bank debt. First quarter 2003 results do not necessarily reflect an ongoing trend, but more a mismatch between amortization and new origination due to postponement of investment projects at some quality companies given a sluggish economy and geopolitical uncertainty.

Finally, government loans showed some activity this quarter, increasing by Ps. 105 million in March 2003 as compared to December 2003.

Banking Business: Performing Loans Excluding UDI Trusts (1)
Millions of Pesos

		Commercial	Consumer	Mortgage	Private Sector Loans	Government Entities	Support Programs	Total Government Entities	Total
1Q03	Pesos	32,258	20,084	9,513	61,855	12,233	2,547	14,780	76,635
	USD	30,730	0	0	30,730	5,262	0	5,262	35,992
	UDIS	967	0	134	1,101	46	0	46	1,147
	Total	63,955	20,084	9,647	93,686	17,541	2,547	20,088	113,774
4Q02	Pesos	33,840	20,409	10,410	64,659	12,560	2,044	14,604	79,263
	USD	33,039	0	0	33,039	4,827	0	4,827	37,866
	UDIS	1,081	0	77	1,158	49	0	49	1,207
	Total	67,960	20,409	10,487	98,856	17,436	2,044	19,480	118,336
3Q02	Pesos	31,954	19,548	10,885	62,387	11,166	1,496	12,662	75,049
	USD	34,343	0	0	34,343	4,905	0	4,905	39,248
	UDIS	588	0	50	638	48	0	48	686
	Total	66,885	19,548	10,935	97,368	16,119	1,496	17,615	114,983
2Q02	Pesos	32,982	17,586	11,461	62,029	8,132	969	9,101	71,130
	USD	33,672	0	0	33,672	6,179	0	6,179	39,851
	UDIS	634	0	63	697	52	0	52	749
	Total	67,288	17,586	11,524	96,398	14,363	969	15,332	111,730
1Q02	Pesos	32,750	16,089	11,497	60,336	8,491	6,143	14,634	74,970
	USD	30,498	0	0	30,498	5,756	0	5,756	36,254
	UDIS	695	0	71	766	54	0	54	820
	Total	63,943	16,089	11,568	91,600	14,301	6,143	20,444	112,044

(1) Excludes Fobaproa. Ps. 3,069 million of loans to government-owned companies included in the commercial loan portfolio in 3Q02 were re-classified as loans to government entities.

The UDI trust portfolio closed March 2003 with Ps. 40,112 million in total balances, 4.8% and 14.0% lower than in 4Q02 and 1Q02, respectively. The reason for this reduction is attributable to the fact that these trusts concentrate aged transactions and no new origination. It is important to note that this portfolio's weighting as a percentage of total performing loans has dropped from 29.4% in 1Q02 to 26.1% a year later.

Banking Business: Performing Loans
Millions of Pesos

		UDI Trusts				
	Banking Business Excluding UDI trusts (1)	Commercial	Mortgage	Government	Subtotal Trusts	Total
1Q03	113,774	120	28,012	11,980	40,112	153,886
4Q02	118,336	130	29,902	12,090	42,122	160,458
3Q02	114,984	843	30,853	12,263	43,959	158,943
2Q02	112,097	1,044	31,559	12,402	45,005	157,102
1Q02	112,044	1,185	32,912	12,546	46,643	158,687

(1) Excludes Fobaproa.

Off-balance sheet financing has increased, complementing traditional loan origination and as a result of a disintermediation process which has favored market development and sophistication of the financial system. Bancomer has consolidated its role in this growing activity which, in addition, is an important source of fee income, leading the local bond market with 28.0% share, according to Dealogic, issuing over Ps. 2,300 million in the first quarter of 2003.

Asset Quality

Non-Performing Loans

The Banking Business' non-performing loan portfolio decreased 5.1% from March 2002 to March 2003, reaching Ps. 12,042 million on the back of a strengthened recovery effort and the implementation of strict collection procedures.

Nonetheless, in 1Q03, non-performing mortgage loans increased due to regulation 1488 issued by the National Banking and Securities Commission (CNBV) which modifies the criteria for classification of past-due mortgage loans to international standards. As of January 1, 2003, mortgage balances over 90 days past-due must be classified as non-performing whereas, in 2002, the criteria was 150 days.

Thus, Ps. 968 million were re-classified as non-performing in 1Q03 which otherwise would have been performing. It is important to highlight that this does not have any effect on asset quality and is simply a change in accounting procedures. Nonetheless, this could have an effect on the net interest margin as these loans, once categorized as non-performing, stop accruing interest.

This change in regulation has no impact on provisioning requirements for the mortgage book as the former are determined based on the number of past-due payments and not based on classification of performing and non-performing.

Banking Business: Non-Performing Loans
Millions of Pesos

		Commercial	Consumer	Mortgage	Total
1Q03	Pesos	1,584	1,045	2,626	5,255
	USD	2,686	0	0	2,686
	UDIS	253	0	3,848	4,101
	Total	**4,523**	**1,045**	**6,474**	**12,042**
4Q02	Pesos	1,654	1,084	2,119	4,857
	USD	2,608	0	0	2,608
	UDIS	484	0	3,130	3,614
	Total	**4,746**	**1,084**	**5,249**	**11,079**
3Q02	Pesos	2,178	982	2,220	5,380
	USD	2,229	0	0	2,229
	UDIS	719	0	3,606	4,325
	Total	**5,126**	**982**	**5,826**	**11,934**
2Q02	Pesos	1,789	1,028	2,132	4,949
	USD	2,668	0	0	2,668
	UDIS	684	0	4,072	4,756
	Total	**5,141**	**1,028**	**6,204**	**12,373**
1Q02	Pesos	1,667	970	2,584	5,221
	USD	2,838	0	0	2,838
	UDIS	911	0	3,724	4,635
	Total	**5,416**	**970**	**6,308**	**12,694**

Isolating the effect of the change in regulation, non-performing mortgage loans would have dropped 12.7% in 1Q03 as compared to 1Q02. Furthermore, the gross past-due loan ratio excluding Fobaproa would have been 6.7% instead of 7.3% in 1Q03, compared to 7.4% in 1Q02.

Banking Business: Past-due Loan Ratio Millions of Pesos	**1Q 2003**	**1Q 2003** **New regulation**	**4Q 2002**	**1Q 2002**
Past-due mortgage loans	5,506	6,474	5,249	6,308
Total past-due loans	11,074	12,042	11,079	12,694
Past-due mortgage loans, excluding Fobaproa	44,133	44,133	45,639	50,788
Total past-due loans, excluding Fobaproa	165,928	165,928	171,537	171,381
Mortgage loan past-due ratio	12.5	14.7	11.5	12.4
Total past-due loan ratio	6.7	7.3	6.5	7.4

Loan Portfolio Rating

As of March 2003, A and B rated loans accounted for 95.0% of the total loan portfolio, compared to 94.0% and 95.2% as of March and December 2002, respectively. Reserve requirements on this portfolio stood at Ps. 12,128 million at the end of 1Q03, which includes 100% reserves on past-due interest.

The percentage of higher-quality loans has increased 100 basis points over the past twelve months, despite a slight deterioration from December 2002 to March 2003 of 20 basis points due to the amortization of Ps. 6,919 million of rated loans, mainly from this higher-end segment of the portfolio.

Banking Business: Loan Portfolio Rating
Millions of Pesos

Risk Level	1Q03		4Q02		1Q02	
	Balance	Reserve	Balance	Reserve	Balance	Reserve
A (1)	266,693	908	273,549	1,129	271,300	729
B	18,087	2,507	18,344	2,507	21,147	2,557
C	7,511	2,741	7,055	2,609	9,777	3,667
D	4,766	3,378	4,686	3,318	5,612	3,992
E	2,556	2,594	2,898	2,932	3,235	3,470
TOTAL	**299,613**	**12,128**	**306,532**	**12,494**	**311,071**	**14,416**
Total requirement		**12,128**		**12,494**		**14,416**

(1) Including exempt loans worth Ps. 155,971 million which include the gross balance of Fobaproa notes.

Provisions for Loan Losses

A total of Ps. 1,014 million in loan loss provisions were charged to the income statement in 1Q03, equivalent to 2.4% of total average loans excluding Fobaproa (equivalent to 2.6% of total performing loans excluding Fobaproa). Including the latter additional reserves, the past-due loan coverage ratio was 100.7% as of March 2003.

A prolonged economic downturn reaching over two years has limited a financial recovery for those most vulnerable companies whose loans are mostly classified C and D. This situation has impaired normal collection procedures, thus demanding higher provisioning. Furthermore, ongoing repayment negotiations have stalled, also affecting reserve requirements.

In addition, the maturing credit card and consumer loan portfolio has increased past-due balances and, consequently, charge-offs, regardless of falling within expectations given strong origination.

The cost of the Banking Business' debtor-support programs in 1Q03 was Ps. 341 million, equivalent to 33.6% of the provisioning charge to the Income Statement this quarter. The balance of mortgage and commercial loans subject to these programs as of March 31, 2003 was Ps. 27,569 million and Ps. 462 million, respectively.

BBVA Bancomer

Banking Business: Loan Loss Provisions Millions of Pesos	3 Months 2003	3 Months 2002	1Q 2003	4Q 2002	3Q 2002	2Q 2002	1Q 2002
Loan-loss provisions (end-of-period)	**12,128**	**14,228**	**12,128**	**12,494**	**12,945**	**13,314**	**14,228**
as % of end-of-period gross loans [1]	**7.3**	**8.3**	**7.3**	**7.3**	**7.6**	**7.9**	**8.3**
as % of end-of-period gross past-due loans	**100.7**	**112.1**	**100.7**	**112.8**	**108.5**	**107.6**	**112.1**
Allocation to provisions	**(1,454)**	**(1,571)**	**(1,454)**	**(1,537)**	**(1,122)**	**(1,712)**	**(1,571)**
Loan-loss provisions							
Beginning balance	**12,494**	**15,149**	**12,494**	**12,945**	**13,314**	**14,228**	**15,149**
Plus:							
Charges to the Income Statement	1,014	655	1,014	784	691	598	655
Charge-off recoveries	28	60	28	108	34	32	60
Other	-	-	-	324	-	-	
	1,042	715	1,042	1,216	725	630	715
Minus:							
Charge-offs for credit cards	(184)	(104)	(184)	(97)	(235)	(66)	(104)
Charge-offs for consumer loans	(29)	-	(29)	(30)	-	-	-
Charge-offs for commercial loans	(501)	(327)	(501)	(471)	(160)	(910)	(327)
Charge-offs for mortgage loans	(399)	(763)	(399)	(588)	(357)	(390)	(763)
Subtotal charge-offs	(1,113)	(1,194)	(1,113)	(1,186)	(752)	(1,366)	(1,194)
Applications to performing commercial loans (Punto Final)	(4)	(8)	(4)	(4)	(5)	(3)	(8)
Applications to performing mortgage loans (Punto Final)	(337)	(369)	(337)	(347)	(365)	(343)	(369)
Subtotal applications to performing loans	(341)	(377)	(341)	(351)	(370)	(346)	(377)
Monetary gain (loss)	46	(65)	46	(130)	28	168	(65)
	(1,408)	**(1,636)**	**(1,408)**	**(1,667)**	**(1,094)**	**(1,544)**	**(1,636)**
Ending balance	**12,128**	**14,228**	**12,128**	**12,494**	**12,945**	**13,314**	**14,228**

(1) Excludes Fobaproa/IPAB.

Fobaproa

The gross balance of Fobaproa/IPAB notes for the Banking Business as of March 2003 was Ps. 124,709 million. Net of deposits in checking accounts, this balance reached Ps. 106,925 million as of the same date. Net of reserves totaling Ps. 28,096 million, the total balance was Ps. 78,829 million, amount registered on the Balance Sheet.

Banking Business: Fobaproa/IPAB Notes Millions of Pesos	Notes with Loss Sharing	Notes without Loss Sharing	Total
Gross balance of notes	93,456	31,253	**124,709**
Deposits in checking accounts	(16,726)	(1,058)	**(17,784)**
Balance of notes net of deposits	**76,730**	**30,195**	**106,925**
Reserves	(28,096)	-	**(28,096)**
Balance of notes net of reserves	**48,634**	**30,195**	**78,829**

The balance of Fobaproa notes with loss-sharing or incentive schemes, net of deposits in checking accounts, was Ps. 76,730 million as of March, 2003. Net of reserves, this balance reached Ps. 48,634 million as of the same date. Recoveries including repossessed assets accounted for 21.2% of the gross note as of March, 2003.

Banking Business: Fobaproa Notes with Loss Sharing Millions of Pesos	Balance Commercial	 Mortgage	 Total
Gross balance of notes	69,941	23,515	**93,456**
Deposits in checking accounts	(12,072)	(4,654)	**(16,726)**
Balance of notes net of deposits	**57,869**	**18,861**	**76,730**
Reserves	(23,381)	(4,715)	**(28,096)**
Net balance of notes	**34,488**	**14,146**	**48,634**
Recoverable base			
Repossessed assets	2,899	216	**3,115**
Originating loans	5,604	8,704	**14,308**
Accumulated interest	4,610	4,283	**8,893**
Total	**13,113**	**13,203**	**26,316**

Banking Business: Fobaproa Notes with Loss Sharing Millions of Pesos	Recovery as % of gross balance Commercial	Mortgage	Total
Deposits in checking accounts	12,072	4,654	**16,726**
Repossessed assets	2,899	216	**3,115**
Deposits in checking accounts as % of gross balance	17.3%	19.8%	**17.9%**
Repossessed assets as % of gross balance	4.1%	0.9%	**3.3%**
Total	21.4%	20.7%	**21.2%**

The maximum contingency on Fobaproa notes as of March, 2003 was Ps. 28,096 million, including Ps. 8,900 million of incentive schemes. This contingency was 100% reserved as of March 2003, assuming 0% recovery. Any future recoveries on this portfolio would be registered as income for the bank. Assuming a scenario of 20% recovery on the base, the bank could register income of Ps. 1,391 million.

Recoveries (Millions of Pesos)				
As a % of Recoverable Base	**0%**	**20%**	**40%**	**60%**
As a % of Fobaproa Note	**0%**	**7%**	**14%**	**21%**
Balance of notes net of deposits	76,730	76,730	76,730	76,730
Additional recovery	-	(5,263)	(10,526)	(15,790)
Net Balance	**76,730**	**71,467**	**66,204**	**60,940**
Loss sharing[1]	19,196	17,881	16,565	15,250
Incentive scheme	8,900	8,824	8,493	8,203
Total contingency	**28,096**	**26,705**	**25,058**	**23,453**
Current reserves	28,096	28,096	28,096	28,096
Maximum additional contingency	**-**	**1,391**	**3,038**	**4,643**

(1) In the case of a note totaling Ps. 290 million, the loss sharing is 30%

Deferred Taxes

In 1Q03, the balance of net deferred taxes for the Banking Business dropped Ps. 387 million as compared to December 2002 to close at Ps. 23,656 million. The breakdown of this amount was Ps. 24,795 million in deferred tax assets and Ps. 1,139 million in deferred tax liabilities.

Of total deferred tax assets as of March 2003, 51.0% are loan-loss provisions, 41.3% tax-loss carryforwards, 1.2% tax losses on equity sales and the remaining 6.5% other concepts.

The balance of deferred taxes has been reduced by Ps. 2,178 million from March 2002 to March 2003, or 8.4%.

Deposits

Total demand deposits typically show a seasonal peak in the fourth quarter dropping over the first quarter. A measurement of deposit retention is therefore comparing September 2002 versus March 2003 balances, which increased 4.5% in real terms, equivalent to Ps. 6,304 million, as compared to a historic drop such as from September 2001 to March 2002, that decreased 1.6% in real terms, or Ps. 2,146 million.

Peso-denominated demand deposits increased Ps. 9,038 million from 1Q02 to 1Q03, equivalent to 8.3% growth owing to the success of retail network commercial campaigns.

Furthermore, in 1Q03, customer time deposits increased Ps. 16,173 million or 11.1% signaling a change in a year-long trend of incremental demand deposit balances and is attributable to recent change in fiscal regulation equalizing fiscal burdens on both corporate and government bonds, as well as repo investments, with 0.5% annual retention.

Due to the above, the drop in mutual fund balances of Ps. 7,803 million or 12.3% in 1Q03 over the previous quarter and lower repo income in the net interest margin. Additionally, client sensitivity to increasing interest rates also led to decreasing mutual fund investments. However, lower fund management fee income is offset with interest income on time deposits.

The funding mix continues to show a strong demand component at 40.9% as a percent of traditional funding (demand deposits plus customer and Treasury time deposits).

Banking Business: Total Deposits Millions of Pesos		Checking/ Savings	Customer Time	Bank Bonds	Mutual Funds	Branch Deposits	Time Treasury	Total Deposits
1Q03	Pesos	118,404	157,905	0	53,759	330,068	50,485	380,553
	USD	29,292	3,423	0	1,725	34,440	1,721	36,161
	UDIS	0	3	0	0	3	124	127
	Total	**147,696**	**161,331**	**0**	**55,484**	**364,511**	**52,330**	**416,841**
4Q02	Pesos	130,387	141,308	0	61,890	333,585	22,123	355,708
	USD	21,449	3,841	0	1,397	26,687	1,847	28,534
	UDIS	0	9	0	0	9	450	459
	Total	**151,836**	**145,158**	**0**	**63,287**	**360,281**	**24,420**	**384,701**
3Q02	Pesos	111,940	145,920	0	58,384	316,244	30,663	346,907
	USD	29,451	6,814	0	1,128	37,393	3,275	40,668
	UDIS	0	7	0	0	7	450	457
	Total	**141,391**	**152,741**	**0**	**59,512**	**353,644**	**34,388**	**388,032**
2Q02	Pesos	115,440	152,194	0	63,155	330,789	28,208	358,997
	USD	26,728	6,026	0	0	32,754	2,763	35,517
	UDIS	0	7	0	0	7	326	333
	Total	**142,168**	**158,227**	**0**	**63,155**	**363,550**	**31,297**	**394,847**
1Q02	Pesos	109,366	147,207	529	60,389	317,492	31,101	348,593
	USD	21,381	8,052	0	1,245	30,678	1,297	31,975
	UDIS	0	7	0	0	7	327	334
	Total	**130,747**	**155,266**	**0**	**61,634**	**348,177**	**32,725**	**380,902**

Finally, Treasury time deposits increased by Ps. 27,910 million, equivalent to 114.3% from 4Q02 to 1Q03 due to Treasury strategies to reduce interest rate exposure by issuing promissory notes.

Debt

Total debt of the Banking Business dropped Ps. 13,274 in 1Q03. This is a result of a reduction of Ps. 1,113 million in long-term debt and Ps. 10,033 million in short-term debt, the latter mainly owing to a suspension of money market auctions by the Central Bank.

Banking Business: Debt Millions of Pesos		Loans on Demand	Short Term Loans	Short Term Debt	Long Term Loans	Subordinated Debentures	Long Term Debt	Total Debt
1Q03	Pesos	0	7,163	7,163	7,585	2,610	10,195	17,358
	USD	0	2,831	2,831	10,697	2,858	13,555	16,386
	UDIS	0	0	0	0	0	0	0
	Total	**0**	**9,994**	**9,994**	**18,282**	**5,468**	**23,750**	**33,744**
4Q02	Pesos	2,127	17,028	19,155	7,852	2,635	10,487	29,642
	USD	1	2,999	3,000	11,717	2,659	14,376	17,376
	UDIS	0	0	0	0	0	0	0
	Total	**2,128**	**20,027**	**22,155**	**19,569**	**5,294**	**24,863**	**47,018**
3Q02	Pesos	0	19,799	19,799	8,188	2,697	10,885	30,684
	USD	0	3,361	3,361	10,080	2,793	12,873	16,234
	UDIS	0	0	0	0	0	0	0
	Total	**0**	**23,160**	**23,160**	**18,268**	**5,490**	**23,758**	**46,918**
2Q02	Pesos	3	26,488	26,491	8,524	2,777	11,301	37,792
	USD	0	4,139	4,139	10,458	3,916	14,374	18,513
	UDIS	0	0	0	0	0	0	0
	Total	**3**	**30,627**	**30,630**	**18,982**	**6,693**	**25,675**	**56,305**
1Q02	Pesos	5,528	20,092	25,620	9,005	2,863	11,868	37,488
	USD	372	4,131	4,503	10,778	3,757	14,535	19,038
	UDIS	0	0	0	0	0	0	0
	Total	**5,900**	**24,223**	**30,123**	**19,783**	**6,620**	**26,403**	**56,526**

Capitalization

The Banking Business' estimated capitalization ratio as of March 2003 based on rules as of January 1, 2003, was 14.1% with Tier 1 capitalization ratio of 11.0%, compared to 13.1% and 9.9% and 12.2% and 8.3%, for December 2002 and March 2002, respectively *(for additional information regarding capitalization ratios for Bancomer and Bancomer Servicios, see Condensed Notes, pg. 36).*

The total capitalization ratio for each separate bank would be 12.9% for Bancomer with Tier 1 of 9.8% and Bancomer Servicios 146.0%.

Banking Business: Capitalization Millions of Pesos	March 2003		December 2002		March 2002	
Tier 1 capital		26,459		24,347		19,548
Tier 2 capital		7,288		7,722		9,232
Net capital		**33,747**		**32,069**		**28,781**
	Credit Risk	Credit & Mkt. Risk	Credit Risk	Credit & Mkt. Risk	Credit Risk	Credit & Mkt. Risk
% of risk-weighted assets						
Tier 1 capital	15.02%	11.02%	12.97%	9.92%	10.61%	8.30%
Tier 2 capital	4.14%	3.04%	4.11%	3.15%	5.01%	3.92%
Net capital	**19.16%**	**14.06%**	**17.08%**	**13.07%**	**15.63%**	**12.22%**
Risk-weighted assets	176,142	240,006	187,744	245,353	184,172	235,435

Non-Banking Businesses

In 1Q03, the non-banking businesses once again played an important role in contributing to Group earnings, accounting for 24.3% of GFBB's net income.

Afore Bancomer

Afore Bancomer reported net income of Ps. 330 million in 1Q03, 5.9% higher than in 1Q02. Siefore Bancomer reached Ps. 71,323 million in assets under management as of February, 2003, a 19.2% growth over the last year, to reach 21.5% of total market share. As of March 2003, Afore Bancomer reached a total of 4.3 million clients, 15.3% higher than in 1Q02, representing 14.8% market share.

Seguros Bancomer

Net income for 1Q03 was Ps. 83 million or 48.2% higher than 1Q02. Total premiums issued at the branch network reached Ps. 567 million, a 15.7% increase over the previous quarter. Seguros Bancomer has successfully maintained its leadership in the bancassurance market with 38.3% share of issued premiums as of December 2002.

Pensiones Bancomer

Pensiones Bancomer reported net income of Ps. 39 million in 1Q03, 11.8% higher than in 1Q02. This company is leader in the pension fund industry in Mexico with Ps. 10,466 million in accumulated reserves, equal to 20.6% market share.

Casa de Bolsa Bancomer

The brokerage business netted Ps. 11 million in income in 1Q03. Shareholder's equity as of March, 2003 was Ps. 632 million.

Bancomer Transfer Services

Bancomer Transfer Services (BTS) netted Ps. 40 million in income in 1Q03. BTS carried out 3.2 million transactions in 1Q03, 28.7% more than in 1Q02. The total amount of money transferred during the quarter was USD 1,168 million, 27.0% higher than in 1Q02.

Bancomer Gestión

Bancomer Gestión reported net income of Ps. 20 million in 1Q03. Total assets under management reached Ps. 58,108 million and this subsidiary boasts first place in fixed-income mutual funds with 22.2% market share as of March 2003.

BBVA Bancomer

Appendix

GFBB's equity stake breakdown by subsidiary is detailed in the following table:

	1Q 2003	4Q 2002	3Q 2002	2Q 2002	1Q 2002
Bancomer	99.99%	99.99%	99.99%	99.99%	99.99%
Bancomer Servicios	99.99%	99.99%	99.99%	99.99%	99.99%
Casa de Bolsa Bancomer	99.99%	99.99%	99.99%	99.99%	99.99%
Fianzas Probursa	99.99%	99.99%	99.99%	99.99%	99.99%
Seguros Bancomer	75.01%	75.01%	75.01%	75.01%	75.01%
Pensiones Bancomer	99.99%	99.99%	99.99%	99.99%	99.99%
Preventis	75.01%	75.01%	75.01%	0.00%	0.00%
Factoraje Probursa [1]	99.99%	99.99%	99.99%	99.99%	99.99%
Casa de Cambio Probursa [1]	89.56%	89.56%	89.56%	89.56%	89.56%
GFB Servicios	99.99%	99.99%	99.99%	99.99%	99.99%
Bancomer Servicios Administrativos	99.99%	99.99%	99.99%	99.99%	99.99%
Bancomer Gesti n	99.99%	99.99%	99.99%	99.99%	99.99%

(1) In liquidation.

All figures included in this report are expressed in constant peso (Ps.) terms as of March, 2003. All growth rates included in this report are in real Peso terms. Figures have been converted from nominal Pesos using the following UDI inflation adjustment factors:

	1Q 2003	4Q 2002	3Q 2002	2Q 2002	1Q 2002
End-of-period	3.2629	3.2258	3.1667	3.1288	3.0878
Inflation adjusting factor	1.0000	1.0115	1.0304	1.0429	1.0567

Conversion of nominal Pesos into U.S. Dollars may be obtained by using the following exchange rates:

	3 Months 2003	3 Months 2002	1Q 2003	4Q 2002	3Q 2002	2Q 2002	1Q 2002
End-of-period	10.7889	9.0160	10.7889	10.4393	10.2299	9.9568	9.0160
Average	10.9094	9.0975	10.9094	10.2470	9.9756	9.4531	9.0975

Certain amounts and percentages included in this document have been subject to rounding adjustments. Accordingly, figures shown for the same category presented in different tables may vary slightly and figures shown as totals in certain tables may not be an arithmetical aggregation of the figures preceding them.

The financial statements included in this report, consolidated with those of the financial entities and other subsidiaries which form the financial group that are susceptible to consolidation, were prepared according to the Accounting Principles Applicable to Financial Holding Companies, issued by the National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores) ("CNBV") according to Article 30 of the Law of Financial Institutions, of general observance and compulsory, consistently applied, reflecting the operations carried out by the holding company, the financial entities and other subsidiaries which form the financial group that are susceptible to consolidation until the stated date, which were performed and valued according to sound practices and applicable legal and administrative dispositions.

Following ruling 1489 of the CNBV, Grupo Financiero BBVA Bancomer's financial statements have been prepared on a consolidated basis. Consolidated companies include Bancomer, Bancomer Servicios, Casa de Bolsa Bancomer, GFBServicios, Bancomer Servicios Administrativos, and Bancomer Gestión.

The financial statements of the Banking Business have also been prepared on a consolidated basis, in accordance to ruling 1488 of the CNBV. Consolidated subsidiaries include, among others: Desitel y Sistemas, Bancomer Transfer Services, Aerocer, Mercury Bank and Trust, Bancomer Foreign Exchange, Bancomer Payment Services, Bancomer Financial Services, Afore Bancomer and Opción Volcán.

The financial information contained in this report is based on the unaudited financial statements of GFBB and each one of its subsidiaries, and has been prepared in accordance with the rules, regulations, and accounting principles set forth by Mexican regulatory authorities.

GFBB calculates ROAE as annual net income or annualized quarterly income divided by the average of beginning and end-of-period equity balances.

Financial Statements

Grupo Financiero BBVA Bancomer

- Consolidated Balance Sheet
- Consolidated Memorandum Accounts
- Consolidated Income Statement
- Consolidated Statement of Changes in Financial Situation
- Consolidated Statement of Changes in Stockholders' Equity

Banking Business

- Balance Sheet
- Memorandum Accounts
- Income Statement
- Condensed Notes

GRUPO FINANCIERO BBVA BANCOMER AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEET

Expressed in terms of purchasing power as of March 2003

Millions of Pesos	Mar 2003	Dec 2002	Sep 2002	Jun 2002	Mar 2002
ASSETS					
Cash and due from banks	**62,037**	**72,149**	**55,508**	**66,061**	**56,328**
Securities	**110,770**	**64,286**	**79,336**	**75,195**	**72,628**
Trading	74,065	38,158	52,553	47,718	45,078
For sale	4,502	4,845	4,979	5,455	5,705
Held to maturity	32,203	21,283	21,804	22,022	21,845
Transactions with securities and derivatives	**300**	**217**	**82**	**23**	**439**
Debtor balances under repurchase and resale transaction	215	177	41	8	46
Derivatives	73	35	40	13	364
Other securities	12	5	1	2	29
Performing loans					
Commercial	64,075	68,090	67,728	68,332	65,128
Consumer	20,084	20,410	19,549	17,586	16,089
Mortgage	37,653	40,389	41,788	43,083	44,480
Government entities	32,068	31,570	29,878	28,101	32,990
FOBAPROA or IPAB notes	78,829	78,782	79,716	90,517	91,297
Total performing loans	**232,709**	**239,241**	**238,659**	**247,619**	**249,984**
Non-performing loans					
Commercial	4,524	4,745	5,126	5,142	5,416
Consumer	1,045	1,084	982	1,029	970
Mortgage	6,474	5,249	5,825	6,204	6,307
Total non-performing loans	**12,043**	**11,078**	**11,933**	**12,375**	**12,693**
Total loan portfolio	**244,752**	**250,319**	**250,592**	**259,994**	**262,677**
Provisions for loan losses	(12,128)	(12,494)	(12,944)	(13,315)	(14,227)
Total net loan portfolio	**232,624**	**237,825**	**237,648**	**246,679**	**248,450**
Receivables, sundry debtors & adv. payments (net)	5,622	6,104	14,471	8,705	5,685
Repossessed assets	3,066	3,295	3,336	3,452	3,792
Fixed assets (net)	14,826	15,167	15,285	15,698	16,081
Permanent equity investments	3,456	3,172	3,252	3,271	3,221
Deferred taxes (net)	23,880	24,271	24,911	25,428	26,064
Other assets	**6,243**	**6,443**	**6,321**	**6,490**	**6,730**
Goodwill	4,904	4,974	5,044	5,114	5,184
Other assets, deferred charges & intangible	1,339	1,469	1,277	1,376	1,546
TOTAL ASSETS	**462,824**	**432,929**	**440,150**	**451,002**	**439,418**

GRUPO FINANCIERO BBVA BANCOMER AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEET (Continued)
Expressed in terms of purchasing power as of March 2003

Millions of Pesos	Mar 2003	Dec 2002	Sep 2002	Jun 2002	Mar 2002
LIABILITIES					
Funding	**359,533**	**319,781**	**327,320**	**330,457**	**317,837**
Demand deposits	147,688	151,828	141,383	142,162	130,679
Time deposits	211,845	167,953	185,937	188,295	186,629
Bank bonds	-	-	-	-	529
Bank and other loans	**28,277**	**41,724**	**41,428**	**49,612**	**49,906**
Loans on demand	-	2,128	-	3	5,899
Short-term	9,995	20,027	23,160	30,627	24,224
Long-term	18,282	19,569	18,268	18,982	19,783
Transactions with securities and derivatives	**1,034**	**1,159**	**2,966**	**3,457**	**1,113**
Creditor balances under repurchase and resale transactions	229	222	107	120	69
Securities to be delivered in loan operations	-	-	1,871	2,364	497
Derivatives	803	933	988	972	511
Other securities	2	4	-	1	36
Other payables	**7,104**	**6,934**	**6,596**	**6,236**	**11,904**
Income taxes and employee profit-sharing payable	302	594	492	303	306
Sundry creditors and other payables	6,802	6,340	6,104	5,933	11,598
Subordinated debentures outstanding	**5,468**	**5,294**	**5,489**	**6,693**	**6,620**
Deferred credits	**1,756**	**42**	**42**	**38**	**49**
Negative goodwill	-	-	-	-	-
Other deferred credits	1,756	42	42	38	49
TOTAL LIABILITIES	**403,172**	**374,934**	**383,841**	**396,493**	**387,429**
EQUITY					
Paid-in capital	**41,438**	**68,058**	**68,058**	**68,058**	**67,758**
Capital stock	7,672	2,905	2,905	2,905	2,899
Additional paid-in capital	33,766	65,153	65,153	65,153	64,859
Subordinated debentures mandatorily convertible into capital stock	-	-	-	-	-
Earned capital	**12,469**	**(15,826)**	**(17,472)**	**(19,109)**	**(20,868)**
Capital reserves	6,261	7,635	7,635	7,635	7,634
Translation of foreign operations	-	29	24	15	(10)
Retained earnings	6,738	(5,176)	(4,954)	(4,944)	(4,919)
Unrealized change in valuation of for-sale securities	(2,256)	(2,165)	(2,174)	(2,021)	(2,215)
Cumulative effect of restatement	-	(21,968)	(21,967)	(21,967)	(21,967)
Result from ownership of non-monetary assets	-	(919)	(951)	(979)	(1,069)
RONMA Permanent investment in shares	-	(919)	(951)	(979)	(1,069)
Net income	1,726	6,738	4,915	3,152	1,678
Equity	**53,907**	**52,232**	**50,586**	**48,949**	**46,890**
Minority interest in subsidiaries	**350**	**483**	**453**	**369**	**335**
Minority interest in capital notes	**5,395**	**5,280**	**5,270**	**5,191**	**4,764**
TOTAL SHAREHOLDERS' EQUITY	**59,652**	**57,995**	**56,309**	**54,509**	**51,989**
TOTAL LIABILITIES & SHAREHOLDERS' EQUITY	**462,824**	**432,929**	**440,150**	**451,002**	**439,418**

GRUPO FINANCIERO BBVA BANCOMER AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEET (Memorandum Accounts)
Expressed in terms of purchasing power as of March 2003

Millions of Pesos

TRANSACTIONS ON BEHALF OF THIRD PARTIES		GFBB'S OWN OPERATIONS	
Customer's current accounts		**Control Accounts**	
Cash balances	1	Guarantees granted	53
Transaction settlements	5,663	Irrevocable lines of credit	8,667
	5,664	Assets in trust or mandate	358,512
		Assets in custody or under management	40,437
Customer securities		Other contingent obligations	2,535
Customer securities held in custody	155,389	Amounts committed in transactions with	
Securities and notes held in guarantee	162	Fobaproa/IPAB	35,002
Client foreign assets	0	Securities delivered in custody	498
	155,551	Government securities in custody	57
		Securities delivered in guarantee	1
Transactions on behalf of customers		Others	0
Repurchase and resale transactions	6,678		**445,762**
Securities on loan (lending party)	32		
Purchase transactions (option price)	3		
	6,713	**Repurchase and resale operations**	
		Receivable securities under resale transactions	118,747
Investment banking transactions on behalf		Less - Resale transactions	118,814
of third parties (net)	10,765		**(67)**
	10,765		
		Repurchase agreement debtors	79,683
		Less - Payables on repurchase agreements	79,630
			53
TOTAL TRANS. ON BEHALF OF THIRD PARTIES	**178,693**	**TOTAL FROM GFBB´s OPERATIONS**	**445,748**
Historical Paid-in Capital	1,020	Shares given in custody (units)	17,963,462,908

GRUPO FINANCIERO BBVA BANCOMER AND SUBSIDIARIES
CONSOLIDATED INCOME STATEMENT

Expressed in terms of purchasing power as of March 2003

Millions of Pesos	3 Months 2003	3 Months 2002	1Q 2003	4Q 2002	3Q 2002	2Q 2002	1Q 2002
Total interest income	13,323	12,272	13,323	13,327	12,280	11,565	12,272
Total interest expense	(8,395)	(7,897)	(8,395)	(8,373)	(7,472)	(7,074)	(7,897)
Net interest income before monetary result	**4,928**	**4,375**	**4,928**	**4,954**	**4,808**	**4,491**	**4,375**
Monetary gain (loss)	119	221	119	239	175	241	221
Net interest income	**5,047**	**4,596**	**5,047**	**5,193**	**4,983**	**4,732**	**4,596**
Provisions for loan losses	(1,014)	(655)	(1,014)	(784)	(691)	(598)	(655)
Net interest income after provisions	**4,033**	**3,941**	**4,033**	**4,409**	**4,292**	**4,134**	**3,941**
Non-interest income	**3,307**	**3,724**	**3,307**	**3,249**	**3,222**	**3,167**	**3,724**
Commissions and fees (net)	3,284	2,942	3,284	3,104	3,292	2,937	2,942
Commission and fee income	3,714	3,365	3,714	3,543	3,784	3,364	3,365
Commission and fee expense	(430)	(423)	(430)	(439)	(492)	(427)	(423)
Trading gain	23	782	23	145	(70)	230	782
Operating revenues	**7,340**	**7,665**	**7,340**	**7,658**	**7,514**	**7,301**	**7,665**
Non-interest expense	(4,511)	(4,767)	(4,511)	(4,672)	(4,621)	(4,674)	(4,767)
Operating income	**2,829**	**2,898**	**2,829**	**2,986**	**2,893**	**2,627**	**2,898**
Other income (expense) (net)	**(380)**	**(304)**	**(380)**	**(262)**	**(164)**	**(361)**	**(304)**
Other income (expense)	(143)	(117)	(143)	(4)	(32)	(74)	(117)
Net monetary gain (loss) from operation	(237)	(187)	(237)	(258)	(132)	(287)	(187)
Earnings before taxes	**2,449**	**2,594**	**2,449**	**2,724**	**2,729**	**2,266**	**2,594**
Incurred income tax & profit sharing	(208)	(195)	(208)	(83)	(211)	(113)	(195)
Deferred income tax & profit sharing	(424)	(628)	(424)	(777)	(614)	(524)	(628)
Net income before participation in *subsidiaries, assoc., & affil.*	**1,817**	**1,771**	**1,817**	**1,864**	**1,904**	**1,629**	**1,771**
Participation in subs., assoc. & affil. net income	(8)	(15)	(8)	(7)	(58)	(121)	(15)
Net income from continuing operations	**1,809**	**1,756**	**1,809**	**1,857**	**1,846**	**1,508**	**1,756**
Discontinued operations, extraordinary items and changes in accounting policies, net	-	-	-	-	-	-	-
Minority interest	(83)	(78)	(83)	(34)	(83)	(34)	(78)
Net income	**1,726**	**1,678**	**1,726**	**1,823**	**1,763**	**1,474**	**1,678**

The above table includes the following accounting registries from the sale of a stake in Far-Ben carried out in 2Q02:

Income Statement	Amount
Monetary gain (loss)	(122)
Valuation	(257)
Deferred taxes	162
Total net charge	(217)

Shareholders' Equity	Amount
Monetary gain (loss)	122
Valuation	257
Deferred taxes	(90)
Income	(217)
Total net credit	72

In order to facilitate the comparative analysis of ongoing operations, an Income Statement for Grupo Financiero BBVA Bancomer and Subsidiaries, adjusted for the aforementioned registries, is presented on the following page, with the net effect in Extraordinary Items.

GRUPO FINANCIERO BBVA BANCOMER AND SUBSIDIARIES
CONSOLIDATED INCOME STATEMENT

Expressed in terms of purchasing power as of March 2003

ADJUSTED FOR THE ACCOUNTING REGISTRIES FROM THE SALE OF "FOR SALE SECURITIES" DESCRIBED ON THE PREVIOUS PAGE

Millions of Pesos	3 Months 2003	3 Months 2002	1Q 2003	4Q 2002	3Q 2002	2Q 2002	1Q 2002
Total interest income	13,323	12,272	13,323	13,327	12,280	11,565	12,272
Total interest expense	(8,395)	(7,897)	(8,395)	(8,373)	(7,472)	(7,074)	(7,897)
Net interest income before monetary result	**4,928**	**4,375**	**4,928**	**4,954**	**4,808**	**4,491**	**4,375**
Monetary gain (loss)	119	221	119	239	175	241	221
Net interest income	**5,047**	**4,596**	**5,047**	**5,193**	**4,983**	**4,732**	**4,596**
Provisions for loan losses	(1,014)	(655)	(1,014)	(784)	(691)	(598)	(655)
Net interest income after provisions	**4,033**	**3,941**	**4,033**	**4,409**	**4,292**	**4,134**	**3,941**
Non-interest income	**3,307**	**3,724**	**3,307**	**3,249**	**3,222**	**3,424**	**3,724**
Commissions and fees (net)	3,284	2,942	3,284	3,104	3,292	2,937	2,942
Commission and fee income	3,714	3,365	3,714	3,543	3,784	3,364	3,365
Commission and fee expense	(430)	(423)	(430)	(439)	(492)	(427)	(423)
Trading gain	23	782	23	145	(70)	487	782
Operating revenues	**7,340**	**7,665**	**7,340**	**7,658**	**7,514**	**7,558**	**7,665**
Non-interest expense	(4,511)	(4,767)	(4,511)	(4,672)	(4,621)	(4,674)	(4,767)
Operating income	**2,829**	**2,898**	**2,829**	**2,986**	**2,893**	**2,884**	**2,898**
Other income (expense) (net)	**(380)**	**(304)**	**(380)**	**(262)**	**(164)**	**(240)**	**(304)**
Other income (expense) (net)	(143)	(117)	(143)	(4)	(32)	(74)	(117)
Net monetary gain (loss) from operation	(237)	(187)	(237)	(258)	(132)	(166)	(187)
Earnings before taxes	**2,449**	**2,594**	**2,449**	**2,724**	**2,729**	**2,644**	**2,594**
Incurred income tax & profit sharing	(208)	(195)	(208)	(83)	(211)	(113)	(195)
Deferred income tax & profit sharing	(424)	(628)	(424)	(777)	(614)	(686)	(628)
Net income before participation in subsidiaries, assoc., & affil.	**1,817**	**1,771**	**1,817**	**1,864**	**1,904**	**1,845**	**1,771**
Participation in subs., assoc. & affil. net income	(8)	(15)	(8)	(7)	(58)	(121)	(15)
Net income from continuing operations	**1,809**	**1,756**	**1,809**	**1,857**	**1,846**	**1,724**	**1,756**
Discontinued operations, extraordinary items and changes in accounting policies, net	-	-	-	-	-	(216)	-
Minority interest	(83)	(78)	(83)	(34)	(83)	(34)	(78)
Net income	**1,726**	**1,678**	**1,726**	**1,823**	**1,763**	**1,474**	**1,678**

GRUPO FINANCIERO BBVA BANCOMER AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CHANGES IN FINANCIAL SITUATION
FROM JANUARY 1 TO MARCH 31, 2003

Expressed in terms of purchasing power as of March 2003

Millions of Pesos	
Operating activities	
Net income before minority interest	1,809
Charges (credits) to income not affecting cash	
Unrealized gain (loss) from marking to market	(101)
Loan loss provisions	1,014
Depreciation and amortization	380
Deferred taxes	424
Provisions for sundry liabilities	(373)
Share in results of non-consolidated subsidiaries, associates and affiliates	8
	3,161
Increase or decrease in operating-related items	
Funding (counter and money market)	39,751
Loan portfolio, net	4,186
Treasury transactions (financial instruments and securities transactions)	(46,614)
Derivative instrument transactions for trading purposes	(170)
Bank and other loans	(13,447)
Funds generated (used in) operating activities	**(13,133)**
Financing activities	
Subordinated debt non-convertible to equity	174
Subordinated debt convertible to equity	-
Conversion of subordinated debt to equity	-
Payment of cash dividends by Afore Bancomer (minority equity)	(216)
Equity	35
Capital notes minority interest	115
Funds generated (used in) financing activities	**108**
Investment Activities	
Fixed assets	5
Equity investments	(169)
Repossessed assets	229
Other assets, charged and deferred credits	2,848
Funds used in investing activities	**2,913**
Increase in cash & cash equivalents	**(10,112)**
Cash & equivalents at beginning of period	**72,149**
Cash & equivalents (end-of-period)	**62,037**

GRUPO FINANCIERO BBVA BANCOMER AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS EQUITY
FROM JANUARY 1 TO MARCH 31, 2003

Expressed in terms of purchasing power as of March 2003

Millions of Pesos	Majority Interest											
	Paid-in Capital		Other Capital							Minority Interest	Capital Notes Minority Interest	Total Equity
	Capital Stock	Additional paid-in capital	Capital Reserves	Retained earnings	Unrealized change valuation for-sale securities	Gain on translation of foreign operations	Cumulative effect of restatement	Loss from holding nonmonetary assets	Net Income			
Balance as of Dec. 31 '02 in Mar. '03 pesos	2,905	65,153	7,635	-5,176	-2,165	29	-21,968	-919	6,738	483	5,280	**57,995**
Movements due to Shareholders decisions												
Majority interest:												
Amortization of retained earnings		-2,694		2,694								-
Capitalization of effect of restatement	4,767	-28,693	-1,374	2,453			21,968	879				-
Transfer of 2002 income				6,738					-6,738			-
Minority interest:												
Afore Bancomer dividend payment										-216		**(216)**
Total	4,767	(31,387)	(1,374)	11,885	-	-	21,968	879	(6,738)	(216)	-	(216)
Movements due to recognition of aggregated income												
Net income									1,726	83		**1,809**
Monetary erosion of Capital Notes											115	**115**
Results from non-monetary assets invested								40				**40**
Surplus (Deficit) for-sale instruments					-91							**(91)**
Conversion effect from foreign operations				29		-29						-
Total	-	-	-	29	(91)	(29)	-	40	1,726	83	115	1,873
Balance as of March 31 2003	**7,672**	**33,766**	**6,261**	**6,738**	**-2,256**	**-**	**-**	**-**	**1,726**	**350**	**5,395**	**59,652**

BANKING BUSINESS WITH SUBSIDIARIES
BALANCE SHEET

Expressed in terms of purchasing power as of March 2003

Millions of Pesos	Mar 2003	Dec 2002	Sep 2002	Jun 2002	Mar 2002
ASSETS					
Cash and due from banks	**61,980**	**72,101**	**55,405**	**65,970**	**56,257**
Securities	**110,603**	**64,088**	**78,775**	**74,668**	**72,367**
Trading	73,898	37,960	51,992	47,192	44,818
For sale	4,502	4,845	4,979	5,455	5,704
Held to maturity	32,203	21,283	21,804	22,021	21,845
Transactions with securities and derivatives	**301**	**216**	**82**	**18**	**434**
Debtor balances under repurchase and resale transactions	216	176	41	2	40
Derivatives	73	35	40	14	365
Other Securities	12	5	1	2	29
Performing loans					
Commercial	64,075	68,090	67,728	68,332	65,128
Banks					
Consumer	20,084	20,409	19,548	17,586	16,089
Mortgage	37,659	40,390	41,787	43,083	44,480
Government entities	32,068	31,569	29,879	28,101	32,990
FOBAPROA or IPAB notes	78,829	78,783	79,717	90,517	91,298
Total performing loans	**232,715**	**239,241**	**238,659**	**247,619**	**249,985**
Non-performing loans					
Commercial	4,523	4,746	5,126	5,141	5,416
Banks					
Consumer	1,045	1,084	982	1,028	970
Mortgage	6,474	5,249	5,826	6,204	6,308
Total non-performing loans	**12,042**	**11,079**	**11,934**	**12,373**	**12,694**
Total loan portfolio	**244,757**	**250,320**	**250,593**	**259,992**	**262,679**
Provisions for loan losses	(12,128)	(12,494)	(12,945)	(13,314)	(14,228)
Total net loan portfolio	**232,629**	**237,826**	**237,648**	**246,678**	**248,451**
Receivables, sundry debtors & adv. payments (net)	5,434	5,935	14,350	8,573	5,608
Repossessed assets	3,066	3,294	3,335	3,452	3,791
Fixed assets (net)	14,811	15,157	15,274	15,680	16,062
Permanent equity investments	2,089	1,736	1,918	2,069	2,072
Deferred taxes (net)	23,656	24,043	24,684	25,203	25,834
Other assets	**2,951**	**3,104**	**2,943**	**3,064**	**3,208**
Other assets, deferred charges & intangible	1,331	1,461	1,277	1,376	1,496
Goodwill	1,620	1,643	1,666	1,688	1,712
TOTAL ASSETS	**457,520**	**427,500**	**434,414**	**445,375**	**434,084**

BANKING BUSINESS WITH SUBSIDIARIES
BALANCE SHEET (Continued)

Expressed in terms of purchasing power as of March 2003

Millions of Pesos	Mar 2003	Dec 2002	Sep 2002	Jun 2002	Mar 2002
LIABILITIES					
Funding	361,357	321,414	328,520	331,692	319,267
Demand deposits	147,696	151,836	141,391	142,168	130,747
Time deposits	213,661	169,578	187,129	189,524	187,991
Bank bonds	0	0	0	0	529
Bank and other loans	28,276	41,724	41,428	49,612	49,906
Loans on demand	0	2,128	0	3	5,900
Short-term	9,994	20,027	23,160	30,627	24,223
Long-term	18,282	19,569	18,268	18,982	19,783
Transactions with securities and derivatives	1,035	1,161	2,965	3,450	1,107
Creditor balances under repurchase and resale transactions	230	223	106	113	63
Securities to be delivered in loan operations	0	0	1,871	2,364	497
Derivatives	803	934	988	972	511
Other Securities	2	4	0	1	36
Other payables	7,701	6,696	6,411	6,028	11,707
Income taxes and employee profit-sharing payable	234	538	483	293	286
Sundry creditors and other payables	7,467	6,158	5,928	5,735	11,421
Subordinated debentures outstanding	5,468	5,294	5,490	6,693	6,620
Deferred credits	1,756	41	42	39	50
TOTAL LIABILITIES	405,593	376,330	384,856	397,514	388,657
EQUITY					
Paid-in capital	31,568	32,456	32,456	32,456	32,157
Capital stock	16,513	14,853	14,853	14,853	14,820
Additional paid-in capital	15,055	17,603	17,603	17,603	17,337
Earned capital	14,615	12,952	11,382	9,849	8,175
Capital reserves	4,212	8,406	8,404	7,885	7,885
Retained earnings	10,952	4,365	4,587	5,109	5,111
Unrealized change in valuation of for-sale securities	(2,190)	(2,104)	(2,123)	(1,978)	(2,174)
Translation of foreign operations	0	29	25	15	(11)
Cumulative effect of restatement	0	(3,577)	(3,580)	(3,585)	(3,602)
Result from ownership of non-monetary assets	0	(545)	(568)	(582)	(626)
Net income of the period	1,641	6,378	4,637	2,985	1,592
Equity	46,183	45,408	43,838	42,305	40,332
Minority interest of capital notes	5,394	5,280	5,270	5,191	4,764
Minority interest of subsidiaries	350	482	450	365	331
TOTAL SHAREHOLDERS' EQUITY	51,927	51,170	49,558	47,861	45,427
TOTAL LIABILITIES & SHAREHOLDERS' EQUITY	457,520	427,500	434,414	445,375	434,084

BANKING BUSINESS WITH SUBSIDIARIES
BALANCE SHEET (Memorandum Accounts)
Expressed in terms of purchasing power as of March 2003

Millions of Pesos	
Guarantees granted	53
Irrevocable lines of credit granted	8,666
Assets in trust or mandate	358,513
Assets in custody or under management	40,437
Other contingent obligations	2,534
Amounts committed in transactions with FOBAPROA/IPAB	35,002
Investment banking transactions on behalf of third parties, net	10,765
	455,970
Receivable securities under resale transactions	118,747
Less - resale transactions	118,814
	(67)
Repurchase transactions	79,684
Less - deliverable securities under repurchase transactions	79,631
	53

BANKING BUSINESS WITH SUBSIDIARIES
BALANCE SHEET

Expressed in terms of purchasing power as of March 2003

Millions of Pesos	Bancomer	Bancomer Servicios
ASSETS		
Cash and due from banks	61,980	53
Securities	107,740	2,863
Trading	71,202	2,696
For sale	4,335	167
Held to maturity	32,203	0
Transactions with securities and derivatives	328	1
Debtor balances under repurchase and resale transactions	243	1
Derivatives	73	0
Other Securities	12	0
Performing loans		
Commercial	64,075	0
Consumer	20,084	0
Mortgage	37,659	0
Government entities	32,068	0
FOBAPROA or IPAB notes	78,829	0
Total performing loans	232,715	0
Non-performing loans		
Commercial	4,523	0
Consumer	1,045	0
Mortgage	6,474	0
Total non-performing loans	12,042	0
Total loan portfolio	244,757	0
Provisions for loan losses	(12,128)	0
Total net loan portfolio	232,629	0
Receivables, sundry debtors & adv. payments (net)	5,344	256
Repossessed assets	2,815	251
Fixed assets (net)	14,766	45
Permanent equity investments	2,007	82
Deferred taxes (net)	21,154	2,502
Other assets	**2,951**	**0**
Other assets, deferred charges & intangible	1,331	0
Goodwill	1,620	0
TOTAL ASSETS	**451,714**	**6,053**
LIABILITIES		
Funding	361,410	0
Demand deposits	147,749	0
Time deposits	213,661	0
Bank and other loans	28,276	0
Loans on demand	0	0
Short-term	9,994	0
Long-term	18,282	0
Transactions with securities and derivatives	1,034	29
Creditor balances under repurchase and resale transactions	229	29
Derivatives	803	0
Other securities	2	0
Other payables	6,857	1,010
Income taxes and employee profit-sharing payable	234	0
Sundry creditors and other payables	6,623	1,010
Subordinated debentures outstanding	5,468	0
Deferred credits	1,738	18
TOTAL LIABILITIES	**404,783**	**1,057**
EQUITY		
Paid-in capital	27,222	4,346
Capital stock	12,191	4,322
Additional paid-in capital	15,031	24
Earned capital	13,965	650
Capital reserves	3,762	450
Retained earnings	10,952	0
Unrealized changes in valuation of for-sale securities	(2,175)	(15)
Translation of foreign operations	0	0
Cumulative effect of restatement	0	0
Result from ownership of non-monetary assets	0	0
Net income of the period	1,426	215
Equity	41,187	4,996
Minority interest of capital notes	5,394	0
Minority interest of subsidiaries	350	0
TOTAL SHAREHOLDERS' EQUITY	**46,931**	**4,996**
TOTAL LIABILITIES & SHAREHOLDERS' EQUITY	**451,714**	**6,053**

BANKING BUSINESS WITH SUBSIDIARIES
INCOME STATEMENT

Expressed in terms of purchasing power of March 2003

Millions of Pesos	3 Months 2003	3 Months 2002	1Q 2003	4Q 2002	3Q 2002	2Q 2002	1TQ 2002
Total interest income	13,321	12,269	13,321	13,325	12,280	11,562	12,269
Total interest expense	(8,426)	(7,917)	(8,426)	(8,396)	(7,494)	(7,096)	(7,917)
Net interest income before monetary result	**4,895**	**4,352**	**4,895**	**4,929**	**4,786**	**4,466**	**4,352**
Monetary gain (loss)	139	236	139	271	195	264	236
Net interest income	**5,034**	**4,588**	**5,034**	**5,200**	**4,981**	**4,730**	**4,588**
Provision for loan losses	(1,014)	(655)	(1,014)	(784)	(691)	(598)	(655)
Net interest income after provisions	**4,020**	**3,933**	**4,020**	**4,416**	**4,290**	**4,132**	**3,933**
Non-interest income	**3,178**	**3,557**	**3,178**	**3,110**	**3,087**	**3,022**	**3,557**
Commissions and fees (net)	3,176	2,812	3,176	2,997	3,174	2,802	2,812
Commission and fee income	3,608	3,243	3,608	3,442	3,674	3,241	3,243
Commission and fee expense	(432)	(431)	(432)	(445)	(500)	(439)	(431)
Trading gain	2	745	2	113	(87)	220	745
Operating revenues	**7,198**	**7,490**	**7,198**	**7,526**	**7,377**	**7,154**	**7,490**
Non-interest expense	(4,423)	(4,677)	(4,423)	(4,560)	(4,546)	(4,581)	(4,677)
Operating income	**2,775**	**2,813**	**2,775**	**2,966**	**2,831**	**2,573**	**2,813**
Other income (expense)(net)	**(381)**	**(305)**	**(381)**	**(273)**	**(152)**	**(371)**	**(305)**
Other expense	(144)	(118)	(144)	(17)	(19)	(85)	(118)
Net monetary gain (loss) from operation	(237)	(187)	(237)	(256)	(133)	(286)	(187)
Earnings before taxes	**2,394**	**2,508**	**2,394**	**2,693**	**2,679**	**2,202**	**2,508**
Incurred income tax & profit sharing	(191)	(169)	(191)	(81)	(200)	(90)	(169)
Deferred income tax & profit sharing	(423)	(628)	(423)	(769)	(614)	(524)	(628)
Net income before participation in subsidiaries, assoc. & affil.	**1,780**	**1,711**	**1,780**	**1,843**	**1,865**	**1,588**	**1,711**
Participation in subs, assoc. & affil. net income	(57)	(41)	(57)	(70)	(127)	(161)	(41)
Net income from continuing operations	**1,723**	**1,670**	**1,723**	**1,773**	**1,738**	**1,427**	**1,670**
Discontinued operations, extraordinary items and changes in accounting policies, net	-	-	-	-	-	-	-
Net income before minority interest	**1,723**	**1,670**	**1,723**	**1,773**	**1,738**	**1,427**	**1,670**
Minority interest	(82)	(78)	(82)	(32)	(86)	(34)	(78)
Net income	**1,641**	**1,592**	**1,641**	**1,741**	**1,652**	**1,393**	**1,592**

The above table includes the following accounting registries from the sale of a stake in Far-Ben carried out in 2Q02:

Income Statement	Amount
Monetary gain (loss)	(122)
Valuation	(257)
Deferred taxes	162
Total net charge	(217)

Shareholders' Equity	Amount
Monetary gain (loss)	122
Valuation	257
Deferred taxes	(90)
Income	(217)
Total net credit	72

In order to facilitate the comparative analysis of ongoing operations, an Income Statement for the Banking Business with Subsidiaries, adjusted for the aforementioned registries, is presented on the following page, with the net effect in Extraordinary Items.

BANKING BUSINESS WITH SUBSIDIARIES
INCOME STATEMENT

Expressed in terms of purchasing power of March 2003

ADJUSTED FOR THE ACCOUNTING REGISTRIES FROM THE SALE OF "FOR SALE SECURITIES" DESCRIBED ON THE PREVIOUS PAGE

Millions of Pesos	3 Months 2003	3 Months 2002	1Q 2003	4Q 2002	3Q 2002	2Q 2002	1Q 2002
Total interest income	13,321	12,269	13,321	13,325	12,280	11,562	12,269
Total interest expense	(8,426)	(7,917)	(8,426)	(8,396)	(7,494)	(7,096)	(7,917)
Net interest income before monetary result	**4,895**	**4,352**	**4,895**	**4,929**	**4,786**	**4,466**	**4,352**
Monetary gain (loss)	139	236	139	271	195	264	236
Net interest income	**5,034**	**4,588**	**5,034**	**5,200**	**4,981**	**4,730**	**4,588**
Provision for loan losses	(1,014)	(655)	(1,014)	(784)	(691)	(598)	(655)
Net interest income after provisions	**4,020**	**3,933**	**4,020**	**4,416**	**4,290**	**4,132**	**3,933**
Non-interest income	**3,178**	**3,557**	**3,178**	**3,110**	**3,087**	**3,279**	**3,557**
Commissions and fees (net)	3,176	2,812	3,176	2,997	3,174	2,802	2,812
Commission and fee income	3,608	3,243	3,608	3,442	3,674	3,241	3,243
Commission and fee expense	(432)	(431)	(432)	(445)	(500)	(439)	(431)
Trading gain	2	745	2	113	(87)	477	745
Operating revenues	**7,198**	**7,490**	**7,198**	**7,526**	**7,377**	**7,411**	**7,490**
Non-interest expense	(4,423)	(4,677)	(4,423)	(4,560)	(4,546)	(4,581)	(4,677)
Operating income	**2,775**	**2,813**	**2,775**	**2,966**	**2,831**	**2,830**	**2,813**
Other income (expense)(net)	**(381)**	**(305)**	**(381)**	**(273)**	**(152)**	**(249)**	**(305)**
Other expense	(144)	(118)	(144)	(17)	(19)	(85)	(118)
Net monetary gain (loss) from operation	(237)	(187)	(237)	(256)	(133)	(164)	(187)
Earnings before taxes	**2,394**	**2,508**	**2,394**	**2,693**	**2,679**	**2,581**	**2,508**
Incurred income tax & profit sharing	(191)	(169)	(191)	(81)	(200)	(90)	(169)
Deferred income tax & profit sharing	(423)	(628)	(423)	(769)	(614)	(686)	(628)
Net income before participation in subsidiaries, assoc. & affil.	**1,780**	**1,711**	**1,780**	**1,843**	**1,865**	**1,805**	**1,711**
Participation in subs, assoc. & affil. net income	(57)	(41)	(57)	(70)	(127)	(161)	(41)
Net income from continuing operations	**1,723**	**1,670**	**1,723**	**1,773**	**1,738**	**1,644**	**1,670**
Discontinued operations, extraordinary items and changes in accounting policies, net	-	-	-	-	-	(217)	-
Net income before minority interest	**1,723**	**1,670**	**1,723**	**1,773**	**1,738**	**1,427**	**1,670**
Minority interest	(82)	(78)	(82)	(32)	(86)	(34)	(78)
Net income	**1,641**	**1,592**	**1,641**	**1,741**	**1,652**	**1,393**	**1,592**

Condensed Notes

1. Investment in Securities

As of March, 2003 the investment in securities portfolio totaled Ps. 110,603 million:

Breakdown of Investments in Securities Millions of Pesos	Government	Banking	Other Debt Securities	Equity	Total
Investments in Securities					
Trading	45,919	19,492	8,446	41	73,898
Available for sale	23	60	124	4,295	4,502
Held to maturity	13,796	-	18,407	-	32,203
	59,738	**19,552**	**26,977**	**4,336**	**110,603**

2. Repos and Derivatives

2.1 Repo Operations

As of March, 2003, repurchase debit and credit balances were the following:

Repurchase Agreements Millions of Pesos	Government	Banking	Total
Receivable securities	117,029	1,718	118,747
Receivables	117,097	1,717	118,814
Deliverable securities	79,631	-	79,631
Payables	79,684	-	79,684

2.2 Derivatives

As of March, 2003, the notional amounts of derivative products were the following:

For Trading Purposes

	Futures *	
Underlying	Buy	Sell
USD	211	13
Euro	29	-
MXN	-	-
JY	-	-
T BILL	-	740
M3	-	11
TIIE	24,701	413,680
Cetes	2,900	8,120
IPC	19	34

	Forwards	
Underlying	Buy	Sell
USD *	21,482	23,400
Other currencies	-	-
Stocks	-	-
TIIE **	1,800	-
Libor **	-	-

	Options **			
	Call		Put	
Underlying	Issued	Purchased	Issued	Purchased
USD	1,173	378	340	108
ADRs	-	1	-	-
EURO futures	-	2	2	-
Interest rates	-	-	-	10,253

Currency	Currency Swaps * Receivable	Deliverable
MXN	7,482	8,306
USD	14,205	9,523
UDI	1,524	5,215

Interest Rate Swaps **	
MXN	207,023
USD	9,605
UDI	-

Stock Swaps	
Stocks	-

* Contract amount in millions of Pesos
** Reference amount in millions of Pesos

For Hedging Purposes

Underlying	Forwards * Buy	Sell
USD	50,756	60,616
Stocks	-	-

	Options **			
	Call		Put	
Underlying	Issued	Purchased	Issued	Purchased
USD	-	-	-	-
Interest rates	-	101	-	-

Currency	Currency Swaps * Receivable	Deliverable
MXN	9,034	-
USD	-	8,496
Other currency	-	474

Interest Rate Swaps **	
MXN	13,600
USD	4,316
UDI	186

* Contract amount in millions of Pesos
** Reference amount in millions of Pesos

3. Value at Risk

VaR is a statistical tool used to measure market risk, which aims at determining what is the maximum "reasonable" expected loss, within a certain timeline and under normal market conditions, related to specific securities trading portfolios. VaR is measured as follows:

- Definition of portfolio valuation sensitivity to changes in prices, exchange rates, interest rates and/or indexes (i.e., estimation of likely changes in portfolio valuation to changes in the risk factors that determine its price).
- Estimation of an expected "reasonable" change, within a certain time horizon, of those prices, interest rates, exchange rates or indexes (i.e., determining volatility of the risk factors).
- Calculation of the degree of correlation of the aforementioned risk factors (i.e., the degree in which risk factors move "jointly").
- Estimation of the value of the portfolio under expected simultaneous changes in risk factors.
- Determination of the maximum potential loss in value in terms of variations in the value of the portfolio under analysis.

In short, VaR is a number that summarizes market risk of an asset portfolio, within a range of reliability.

In the case of Bancomer, VaR is measured with a 99% confidence level (i.e., the maximum potential loss, within a certain time horizon, which is not to be exceeded in more than 99% of the cases), and following three different methods of calculation:

- Parametric model: estimates VaR by risk factor.
- Monte Carlo simulation: estimates VaR for complex portfolios, such as those including options and derivatives.
- Simulation based on Historic Data: because it is based on historical information, it does not imply making assumptions regarding the distribution of the variations of the risk factors.

3.1 Trading portfolio

The quarterly average Value at Risk ("VaR") of the trading portfolio of the Banking Business, including bonds, equities, foreign exchange rates, swaps and interest rates, forwards and futures contracts and other derivatives, including both on and off-balance sheet items, is measured in two different ways. The first one assumes a 1-day holding period of the securities and a 99% level of confidence, while the second assumes a 10-day holding period of the securities and a 99% confidence level. The average VaR during the quarter was of Ps. 74 million calculated under the former methodology, and Ps. 229 million under the latter, equivalent to 0.1% and 0.4% of GFBB's stockholders' equity, respectively.

Banking Business: Average Value at Risk Millions of Pesos	**1Q 2003**	**4Q 2002**	**1Q 2002**
1-Day VaR	74	101	53
10-Day VaR	229	315	164

Parametric VaR in nominal Peso terms for each period.

Value at Risk Millions of Pesos	**VaR 1 day**	**VaR 10 days**
Fixed Income	75	231
Equities	1	3
Exchange Rate	13	44
Total	**74**	**229**

3.2 Available for sale portfolio

The quarterly average Value at Risk ("VaR") of the available for sale portfolio was:

Banking Business: Average Value at Risk Millions of Pesos	**1Q 2003**	**4Q 2002**	**1Q 2002**
1-Day VaR	66	103	23
10-Day VaR	178	280	68

Parametric VaR in nominal Peso terms for each period.

Value at Risk Millions of Pesos	**VaR 1 day**	**VaR 10 days**
Fixed Income	5	11
Equities	66	177
Total	**66**	**178**

BBVA Bancomer

4. Trading

Trading Income Millions of Pesos	Income Due to Valuation 3M03	Income Due to Trading 3M03	TOTAL
Investment in securities	**91**	**(101)**	**(10)**
Equity	(1)	(25)	(26)
Fixed Income	92	(76)	16
Repo operations	**43**	**(55)**	**(12)**
Derivatives	**(2)**	**(242)**	**(244)**
TOTAL	**132**	**(398)**	**(266)**

5. Loan Portfolio Ratings

As of March 2003, portfolio ratings and portfolio-related reserves were the following:

Portfolio Ratings Millions of Pesos	Commercial		Mortgage		Consumer	
	Balance	Estimated Reserve	Balance	Estimated Reserve	Balance	Estimated Reserve
A [1]	218,010	568	29,911	245	18,772	95
B	10,300	1,853	6,510	526	1,277	128
C	3,411	1,373	3,813	1,239	287	129
D	288	225	4,092	2,864	386	289
E	2,029	1,935	2	135	525	524
Total	**234,038**	**5,954**	**44,328**	**5,009**	**21,247**	**1,165**

Ratings of the commercial, mortgage and consumer portfolios are as of March 2003.
(1) Including exempt loans for Ps. 155,971 million which include the gross balance of the Fobaproa/IPAB notes.

Based on agreements between the CNBV and credit institutions, commercial troubled loans have been defined as those rated D and E. According to this definition, total troubled commercial loans amounted to Ps. 2,317 million, i.e. a mere 0.99% of the total commercial loan portfolio. Troubled loans have dropped Ps. 763 million over the last twelve months.

6. Capitalization

As of March, 2003, the estimated total capitalization ratio for Bancomer, including market risk, was 12.9% and Tier 1 capital ratio stood at 9.8%. As of the same date, estimated total capitalization ratio for Bancomer Servicios, including market risk, was 146.0%.

Capitalization Millions of Pesos	Bancomer March 2003		Bancomer Servicios March 2003	
Tier-1 Capital		23,261		3,199
Tier-2 Capital		7,288		0
Net Capital		**30,548**		**3,199**
	Credit Risk	Mkt. & Credit Risk	Credit Risk	Mkt. & Credit Risk
% of Risk weighted assets				
Tier-1 Capital	13.35%	9.78%	166.27%	145.95%
Tier-2 Capital	4.18%	3.06%		
Net Capital	**17.53%**	**12.85%**	**166.27%**	**145.95%**
Risk weighted assets	174,218	237,814	1,924	2,191

BBVA Bancomer

Banking Business: Risk Weighted Assets Millions of Pesos	Banking Business		Bancomer		Bancomer Servicios	
	Risk Weighted Assets	Capital Requirements	Risk Weighted Assets	Capital Requirements	Risk Weighted Assets	Capital Requirements
Credit Risk Assets	176,142	14,091	174,218	13,937	1,924	154
Group I (weighted at 0%)						
Group II (weighted at 20%)	11,985	959	11,436	915	549	44
Group III (weighted at 100%)	164,157	13,133	162,782	13,023	1,375	110
Market Risk Assets	63,864	5,109	63,596	5,088	268	21
Operations in local currency at nominal rate	38,949	3,116	38,681	3,094	268	21
Operations in local currency at real rate or denominated in UDIS	1,597	128	1,597	128		
Interest rate transactions in foreign currency at	11,187	895	11,187	895		
Positions in UDIS or yield indexed to inflation	29	2	29	2		
Positions in foreign currencies or indexed to the exchange rate	871	70	871	70		
Positions in equity or indexed to the price of a stock or group of stocks	11,230	898	11,230	898	0	0
Total, Including Credit and Market Risk	240,006	19,200	237,814	19,025	2,191	175

Banking Business: Net Capital Millions of Pesos	Banking Business	Bancomer	Bancomer Servicios
Tier 1 Capital	**26,459**	**23,261**	**3,199**
Stockholders equity	46,185	41,189	4,996
Subordinated debt and capitalization instruments	3,034	3,034	
Deductions for investments in subordinated instruments			
Deductions for investments in financial entities	(3,829)	(3,766)	(63)
Deductions for investments in non financial entities	(1,165)	(998)	(167)
Deductions for financing granted for repurchase of stock of the bank or other Group's entities			
Deductions for deferred taxes	(15,511)	(13,944)	(1,568)
Organizational expenses and other intangibles	(2,251)	(2,251)	
Minus other assets	(3)	(3)	
Tier 2 Capital	**7,288**	**7,288**	**0**
Subordinated debt and capitalization instruments	5,408	5,408	
General loan reserves	1,880	1,880	
Deductions for subordinated debt			
Net Capital	**33,747**	**30,548**	**3,199**

7. Debtor-Support Programs

Cost of Debtor Support Programs Millions of Pesos	3 Months 2003	3 Months 2002	1Q 2003	4Q 2002	3Q 2002	2Q 2002	1Q 2002
Commercial portfolio	4	8	4	4	5	3	8
Mortgage portfolio	337	369	337	347	365	343	369
TOTAL	**341**	**377**	**341**	**351**	**370**	**346**	**377**

8. Interbank Loans

	Interbank Loans Millions of Pesos	Local Currency		Foreign Currency		Total	
		Balance	Rate	Balance	Rate	Balance	Rate
1Q03	Interbank and other entities' loans	14,028	8.2%	14,249	3.9%	28,277	6.1%
4Q02	Interbank and other entities' loans	26,134	7.9%	15,590	4.4%	41,724	6.7%
3Q02	Interbank and other entities' loans	27,019	7.2%	14,409	5.0%	41,428	6.6%
2Q02	Interbank and other entities' loans	35,015	6.9%	14,597	4.7%	49,613	6.1%
1Q02	Interbank and other entities' loans	34,625	7.7%	15,281	3.9%	49,906	6.2%

A total of 39% of these loans are due in less than 1 year, 17% in a 1 to 2 -year period, and the rest matures in over 2 years.

9.-Subordinated Debentures

Subordinated Debentures - Liabilities Millions of Pesos Name	Balance March 2003	Expiration Date	Interest Rate
BANCOMER-98 NON-CONVERTIBLE	2,500	Sep 28, 06	TIIE28
PROMEX-95 NON- CONVERTIBLE	50	Apr 10, 03	Higher of CEDES 365+2.5 or prlv185+2.5 or CETES 365+3.5 or TIIP 28 + 2
PROMEX-95-2 NON-CONVERTIBLE	50	Sep 18, 03	Higher of CEDES 365+2.5 or prlv185+2.5 or CETES 365+3.5 or TIIE 28 + 1.5
BANCOMER- DLLS NON-CONVERTIBLE	1,079	Jun 21, 04	LIBOR+4
BANCOMER- DLLS NON-CONVERTIBLE	281	Mar 28, 04	LIBOR+4
BANCOMER- DLLS NON-CONVERTIBLE	1,241	May 15, 04	LIBOR+3.5
BANCOMER- DLLS NON-CONVERTIBLE	108	May 29, 04	LIBOR+3.5
Interest accrued not paid out	159		
TOTAL	5,468		

BBVA Bancomer

Ticker Symbols					
Mexico	**OTC**	**PORTAL**	**Latibex**	**Bloomberg**	**Reuters**
GFBBB	GFBVY	GFBWY	XGFBB	GFBBB MM	GFBBB.MX

Debt Ratings					
	Long Term		**Short Term**		**National Scale**
Bancomer	**Pesos**	**F.C.**	**Pesos**	**F.C.**	
S&P	BBB	BBB-	A-2	A-3	N/A
Moody's	A1	A3*	P-1	P-2	Aaa.mx
Fitch	BBB	BBB-	F2	F3	AAA (mex)

** Bond ratings.*

Contacts

Miguel Rivera Campo
Yvonne Ochoa Rosellini
Tel. (52-55) 5621-5875
Fax (52-55) 5621-3384
investor.relations@bbva.bancomer.com
www.bancomer.com


BBVA

Bancomer

Resultados 1T03

29 de abril de 2003

Contenido

BBVA Bancomer

Indicadores Financieros Sobresalientes

Grupo Financiero BBVA Bancomer (GFBB)

- Utilidad neta de Ps. 1,726 millones en 1T03, 2.9% mayor a 1T02
- Utilidad por acción de Ps. 0.19 en 1T03
- ROAE de 13.0% en 1T03 *(calculado con cambio en metodología, ver nota página 4)*
- ROAA de 1.5% en 1T03
- Ingreso por comisiones y tarifas de Ps. 3,284 millones en 1T03, 11.6% mayor a 1T02
- Gasto de administración y promoción de Ps. 4,511 millones en 1T03, 5.4% menor a 1T02
- Indice de eficiencia de 54.0% en 1T03 comparado con 57.3% en 1T02

Negocio Bancario

- Utilidad neta de Ps. 1,641 millones en 1T03, 3.1% mayor a 1T02
- Margen financiero neto de 5.0% en 1T03 *(calculado con cambio en metodología, ver sección sobre Margen Financiero)*, 40 puntos base mayor al de 1T02
- Depósitos a la vista en moneda nacional crecen 8.3% o Ps. 7,911 millones en los últimos doce meses
- Depósitos a plazo de red incrementan Ps. 16,173 millones en 1T03, equivalente a 11.1%
- Indice de capitalización en 1T03 fue 14.1%, con un índice de capital básico de 11.0%

Compañías Subsidiarias del Banco

- Afore Bancomer registró una utilidad neta de Ps. 330 millones en 1T03
- Bancomer Transfer Services reportó utilidad neta de Ps. 40 millones en 1T03 y transferencias totales por US 1,168 millones, 27.0% más que en 1T02

Compañías Subsidiarias del Grupo

- Seguros Bancomer registró una utilidad neta de Ps. 83 millones en 1T03 y un crecimiento en primas emitidas en red de 15.7%
- Pensiones Bancomer reportó utilidad neta de Ps. 39 millones en 1T03
- Casa de Bolsa Bancomer registró utilidad neta de Ps. 11 millones en 1T03
- Bancomer Gestión reportó utilidad neta de Ps. 20 millones en 1T03

Utilidad Grupo (Ps. Millones)


1,678
1,726
1,678
1,474
1,763
1,823
1,726
3M02
3M03
1T02
2T02
3T02
4T02
1T03

UPA Grupo (Ps. con dilución)


0.18
0.19
0.18
0.16
0.19
0.20
0.19
3M02
3M03
1T02
2T02
3T02
4T02
1T03

ROAE Grupo (% Anualizado) (1)


14.6
13.0
14.6
12.3
14.2
14.2
13.0
3M02
3M03
1T02
2T02
3T02
4T02
1T03

(1) Cifras comparativas con base en cambio en metodología, ver nota página 3.

ROAA Grupo (% Anualizado)


1.5
1.5
1.5
1.3
1.6
1.7
1.5
3M02
3M03
1T02
2T02
3T02
4T02
1T03

Capitalización Negocio Bancario (%) (1)


3.9
8.3
3.6
8.8
3.1
9.7
3.2
9.9
3.1
11.0
1T02
2T02
3T02
4T02
1T03
Básico
Complementario

(1) Indices calculados bajo reglas de capitalización vigentes a partir de enero de 2003

Todas las cifras están expresadas en pesos (Ps.) de marzo de 2003, y todos los crecimientos están expresados en términos reales, excepto cuando se indique explícitamente.

Resumen de Resultados e Información Estadística Seleccionada

NOTA: Para facilitar el seguimiento comparativo del negocio recurrente, todo el análisis del Estado de Resultados de Grupo Financiero BBVA Bancomer y Subsidiarias, así como del Negocio Bancario y Subsidiarias presentado en este documento se elaboró con base en los Estados de Resultados ajustados por los efectos de la operación de venta de la participación accionaria en Far-Ben en 2T02 presentados en las páginas 24 y 32, respectivamente.

Utilidad Neta Millones de Pesos	**3 Meses 2003**	**3 Meses 2002**	**1T 2003**	**4T 2002**	**3T 2002**	**2T 2002**	**1T 2002**
GRUPO FINANCIERO BBVA BANCOMER	**1,726**	**1,678**	**1,726**	**1,823**	**1,763**	**1,474**	**1,678**
Utilidad propia de la controladora	(42)	(42)	(42)	(50)	(45)	(47)	(42)
Negocio Bancario	1,641	1,592	1,641	1,741	1,652	1,393	1,592
Sector Seguros	126	91	126	134	139	111	91
Casa de Bolsa Bancomer	11	38	11	4	18	16	38
Bancomer Gesti n	20	21	20	21	23	24	21
Inter s minoritario y otros	(30)	(22)	(30)	(27)	(24)	(23)	(22)

Grupo Financiero BBVA Bancomer **Balance General** Millones de Pesos	**3 Meses 2003**	**3 Meses 2002**	**1T 2003**	**4T 2002**	**3T 2002**	**2T 2002**	**1T 2002**
Activo							
Disponibilidades	62,037	56,328	62,037	72,149	55,508	66,061	56,328
Inversiones en valores y operaciones con valores y derivados	111,070	73,067	111,070	64,503	79,418	75,218	73,067
Cartera total	244,752	262,677	244,752	250,319	250,592	259,994	262,677
Estimaci n preventiva para riesgos crediticios	(12,128)	(14,227)	(12,128)	(12,494)	(12,944)	(13,315)	(14,227)
Impuestos diferidos	23,880	26,064	23,880	24,271	24,911	25,428	26,064
Otros Activos	33,213	35,509	33,213	34,181	42,665	37,616	35,509
Total Activo	**462,824**	**439,418**	**462,824**	**432,929**	**440,150**	**451,002**	**439,418**
Pasivo							
Captaci n tradicional	359,533	317,837	359,533	319,781	327,320	330,457	317,837
Pr stamos interbancarios y de otros organismos	28,277	49,906	28,277	41,724	41,428	49,612	49,906
Obligaciones subordinadas	5,468	6,620	5,468	5,294	5,489	6,693	6,620
Otros pasivos	9,894	13,066	9,894	8,135	9,604	9,731	13,066
Total Pasivo	**403,172**	**387,429**	**403,172**	**374,934**	**383,841**	**396,493**	**387,429**
Total Capital Contable	**59,652**	**51,989**	**59,652**	**57,995**	**56,309**	**54,509**	**51,989**
Estado de Resultados							
Margen financiero ajustado	4,033	3,941	4,033	4,409	4,292	4,134	3,941
Comisiones netas	3,284	2,942	3,284	3,104	3,292	2,937	2,942
Resultado por intermediación	23	782	23	145	(70)	487	782
Ingresos totales de operaci n	7,340	7,665	7,340	7,658	7,514	7,558	7,665
Gastos de administraci n y promoci n	(4,511)	(4,767)	(4,511)	(4,672)	(4,621)	(4,674)	(4,767)
Resultado de la operaci n	2,829	2,898	2,829	2,986	2,893	2,884	2,898
Resultado por operaciones continuas	1,809	1,756	1,809	1,857	1,846	1,724	1,756
Utilidad neta	1,726	1,678	1,726	1,823	1,763	1,474	1,678
Indicadores							
Eficiencia (1)	54.0	57.3	54.0	55.3	56.3	57.3	57.3
Comisiones y tarifas, netas / Gasto de administración y promoción	72.8	61.7	72.8	66.4	71.2	62.8	61.7
Utilidad neta							
Primaria (2)	0.19	0.18	0.19	0.20	0.19	0.16	0.18
Con diluci n total (2)	0.19	0.18	0.19	0.20	0.19	0.16	0.18
Valor en libros con dilución	5.81	5.08	5.81	5.63	5.45	5.28	5.08

(1) Gasto de administración y promoción / ingresos totales, excluyendo provisiones. (2) En pesos constantes y con base en número de acciones promedio del periodo.

Grupo Financiero BBVA Bancomer Informaci n por Acci n Pesos nominales	3 Meses 2003	3 Meses 2002	1T 2003	4T 2002	3T 2002	2T 2002	1T 2002
Informaci n por acci n							
Utilidad neta							
Primaria [1]	0.19	0.17	0.19	0.19	0.18	0.15	0.17
Con diluci n total [1]	0.19	0.17	0.19	0.19	0.18	0.15	0.17
Utilidad neta ltimos doce meses	0.73	0.64	0.73	0.72	0.67	0.64	0.64
Valor en libros con diluci n	5.81	4.81	5.81	5.57	5.29	5.06	4.81
Acciones totales en circulaci n (millones, fin de per odo)	9,277	9,225	9,277	9,277	9,277	9,277	9,225
Acciones totales con diluci n (millones, fin de per odo)	9,277	9,225	9,277	9,277	9,277	9,277	9,225
Precio de cierre	8.28	9.88	8.28	7.91	7.29	8.12	9.88
Capitalizaci n de mercado (millones de pesos)	76,814	91,143	76,814	73,381	67,629	75,329	91,143
Volumen operado diario promedio (millones de t tulos)	7.7	11.8	7.7	7.0	10.4	14.2	11.8
Importe operado diario promedio (millones de pesos)	64.0	111.6	64.0	53.4	81.0	126.2	111.6
P/U [2]	11.31	15.35	11.31	11.00	10.80	12.75	15.35
P/VL	1.42	2.05	1.42	1.42	1.38	1.60	2.05
Información por ADR (USD) [3]							
Utilidad neta							
Primaria	0.34	0.38	0.34	0.38	0.37	0.32	0.38
Con diluci n total	0.34	0.38	0.34	0.38	0.37	0.32	0.38
Valor en libros con diluci n	10.77	10.67	10.77	10.66	10.35	10.16	10.67

(1) Con base en número de acciones promedio del periodo. (2) Utilidad últimos doce meses en pesos del periodo que se reporta.
(3) 20 acciones ordinarias serie "B" por cada ADR.

Indicadores del Negocio	3 Meses 2003	3 Meses 2002	1T 2003	4T 2002	3T 2002	2T 2002	1T 2002
Sucursales	1,658	1,681	1,658	1,665	1,676	1,681	1,681
Cajeros Autom ticos	3,772	3,718	3,772	3,752	3,721	3,732	3,718
Empleados							
Grupo Financiero	28,642	30,506	28,642	29,078	29,330	29,829	30,506
Negocio Bancario	25,307	26,856	25,307	25,704	25,902	26,349	26,856
Margen financiero neto (anualizado)	5.0	4.6	5.0	5.4	5.1	4.8	4.6
Indicadores de calidad de activos (%)							
Indice de cartera vencida bruta, incluyendo Fobaproa	4.9	4.8	4.9	4.4	4.8	4.8	4.8
Indice de cartera vencida bruta, excluyendo Fobaproa	7.3	7.4	7.3	6.5	7.0	7.3	7.4
Cobertura de cartera vencida	100.7	112.1	100.7	112.8	108.5	107.6	112.1
Est. prev. para riesgos crediticios / Cart.total, excl. Fobaproa	2.4	1.5	2.4	1.8	1.6	1.4	1.5
Razones de capitalización bajo reglas 2003 (%)							
Capital básico	11.0	8.3	11.0	9.9	9.7	8.8	8.3
Capital total	14.1	12.2	14.1	13.1	12.8	12.4	12.2

NOTA METODOLÓGICA: A PARTIR DE 1T03 EL CÁLCULO DE RENDIMIENTO SOBRE CAPITAL (ROAE) SE CALCULA DE LA SIGUIENTE MANERA:

UTILIDAD NETA DEL AÑO O DEL TRIMESTRE ANUALIZADA
PROMEDIO (CAPITAL CONTABLE MAYORITARIO INICIAL + CAPITAL CONTABLE MAYORITARIO FINAL)

ADICIONALMENTE, LA MECÁNICA DE CÁLCULO DE TODOS LOS ÍNDICES UTILIZA EL PROMEDIO DE LOS DENOMINADORES CON LA CIFRA INICIAL Y FINAL

Asuntos Sobresalientes

Bancomer lanza estrategia hipotecaria

Ante la esperada recuperación en el mercado de vivienda media y residencial dada la existencia de mejores condiciones de financiamiento y deducibilidad de intereses, Bancomer lanzó una estrategia hipotecaria que abarca tres nuevos productos (tasa fija, tasa variable y *Apoyo Infonavit*), la implementación de Centros Hipotecarios que fungirán como unidades de apoyo para las oficinas y la introducción de una red de distribución de crédito para desarrolladores llamada Banca Hipotecaria.

El préstamo a la vivienda se ofrecerá a personas de entre 22 y 55 años, asalariados o profesionales independientes con actividad empresarial, que perciban un ingreso mensual bruto desde Ps. 13,000, con antigüedad mínima en el empleo de dos años, residentes en el país y sin referencia negativa en el Buró de Crédito.

Las opciones de financiamiento para vivienda residencial con valor mayor a Ps. 500,000 son a tasa fija de 15.5% anual, o a tasa variable (TIIE) más seis puntos porcentuales y con tope en 22%. El plazo de contratación ofrecido será hasta 15 años, financiando entre 60% y 80% según el valor de la vivienda. El producto a tasa fija ofrece la ventaja de pagos fijos en pesos y ambas opciones ofrecen un seguro de desempleo, invalidez y daños. Adicionalmente, conforme a la regulación vigente a partir del 1 de enero de 2003, se permite la deducibilidad de impuestos del componente real de los intereses.

El financiamiento para la vivienda media, que abarca el segmento de entre Ps. 300,000 y Ps. 830,000, será a través del programa de *Apoyo Infonavit* ofreciendo el mismo producto Bancomer a tasa fija para derechohabientes del Instituto del Fondo Nacional de la Vivienda para los Trabajadores (Infonavit). Con este programa, se ofrece una garantía de desempleo hasta por el monto del saldo acumulado del asalariado en su subcuenta de vivienda. Asimismo, se aplican las aportaciones bimestrales subsecuentes al saldo insoluto del crédito, lo cual puede llegar a reducir la vida del mismo de 15 a 9.6 años, o a la disminución de la amortización.

Como soporte a la iniciativa hipotecaria, se implementó una estructura de 8 Centros Hipotecarios en las principales ciudades del país para gestionar el riesgo hipotecario y su instrumentación.

Por otra parte, se estructuró una unidad especializada para financiamiento a la vivienda mediante el otorgamiento de crédito a desarrolladores, llamada Banca Hipotecaria que ofrece préstamos a los promotores, tanto para subrogación, como para financiar las ventas. La oferta de la Banca Hipotecaria ofrece un período de gracia durante la construcción y venta previo a la fase de amortización. Las condiciones de financiamiento son competitivas, ofreciendo plazo flexible, tasa atractiva, comisión integral, individualización y mercadeo con bases de datos del banco. La Banca Hipotecaria cuenta con una red propia y cuatro centros regionales donde se concentra 68% del crecimiento de la vivienda.

Cambios en la organización

En una iniciativa por lograr mayor independencia entre el Consejo de Administración y la línea ejecutiva, el pasado 31 de marzo el Sr. Juan Carlos Braniff Hierro dejó sus funciones operativas en la Dirección General de Previsión y Nuevos Negocios para dedicarse a funciones dentro del Consejo de Administración de Grupo Financiero BBVA Bancomer y apoyo a la Presidencia del Consejo.

Adicionalmente, el pasado 31 de marzo el Sr. Andrés Aymes Blanchet, Director General de Eficiencia y Costos (EFYCO), decidió jubilarse después de haber cumplido exitosamente la misión de dirigir dicha área. Como resultado de la finalización del proceso de fusión, y tras fungir como el motor principal en la racionalización de la estructura de gasto operativo, esta actividad se integra como función permanente de búsqueda de racionalización de gasto e incremento en ingreso en la Dirección General de Finanzas, a cargo del Sr. Oscar Cabrera Izquierdo.

El área ahora se llamará de Eficiencia y tendrá como misión crear una actividad y cultura permanentes con objeto de alcanzar niveles y estándares de eficiencia similares a los de los mejores grupos financieros y bancos del mundo. Así, queda un grupo reducido de personas que continuarán dando seguimiento a los 19 gestores de línea de gasto (GLGs) y 10 gestores de línea de ingreso (GLIs) que se tienen en el Grupo. Los GLGs y GLIs son funcionarios enclavados en la línea operativa, especialistas en los gastos o ingresos que gestionan. La tarea de control de eficiencia se gestiona mediante el establecimiento de metas concretas para cada GLG y GLI a las que se les da seguimiento mensual para asegurar el cumplimiento de los compromisos presupuestarios.

Incrementa calificación Standard & Poor's

El pasado 1 de abril de 2003, la agencia Standard & Poor's incrementó la calificación de riesgo de contraparte y certificados de depósito de BBVA Bancomer, S.A. a corto y largo plazo en moneda local a BBB/A-2 de BBB-/A-3, con perspectiva estable. La mejora en la calificación obedece a lo que S&P cita como una mejora sustancial en el perfil financiero del banco en los últimos dos años fortaleciendo el Balance, la tendencia positiva en la rentabilidad y los niveles de cobertura.

Cambio en la calificación de Fitch

El pasado 16 de abril la agencia calificadora Fitch incrementó la calificación individual de BBVA Bancomer, S.A. de C/D a C con base en una mejora gradual del perfil financiero de la empresa a pesar de un entorno económico difícil. Según Fitch, las calificaciones que tiene Bancomer reflejan una franquicia sólida con un posicionamiento predominante en el sistema financiero mexicano, además de recibir el soporte operativo y respaldo de Banco Bilbao Vizcaya Argentaria (BBVA). Este conjunto de calificaciones de BBVA Bancomer es el mejor que tiene asignado Fitch entre bancos mexicanos. Las calificaciones en moneda extranjera que tiene asignadas están topadas por la calificación de riesgo soberano del país.

Reorganización del capital contable de GFBB

Con el objetivo de facilitar la lectura del capital contable de GFBB, el Consejo de Administración sometió una propuesta de reorganización del mismo para absorber las cuentas derivadas de la aplicación de los efectos inflacionarios, la cual fue aprobada por la Asamblea de Accionistas. Cabe destacar que el proceso consistió únicamente en cambios contables que no tuvieron efecto alguno en el patrimonio del Grupo Financiero. Los estados financieros incluidos en este reporte ya incorporan los cambios.

El proceso de reorganización fue el siguiente:

1. Incorporar al monto actualizado del capital social los montos netos derivados de la actualización por reexpresión de los siguientes rubros del capital contable:
   - Prima en venta de acciones
   - Reservas de capital
   - Resultado de ejercicios anteriores
2. Incorporar al monto actualizado del capital social los montos históricos, así como la actualización por reexpresión de los siguientes rubros del capital contable:
   - Exceso o insuficiencia en la actualización del capital
   - Resultado por tenencia de activos no monetarios

Designación de miembros del Consejo de Administración

El 1 de abril de 2002, en asamblea de accionistas de GFBB, se designaron los siguientes miembros del Consejo de Administración:

Consejeros Propietarios	**Consejeros Suplentes**
Alberto Bailleres González	Arturo Manuel Fernández Pérez
Juan Carlos Braniff Hierro	Bárbara Garza Lagüera de Braniff
José Fernando Calderón Ayala	José Fernando Calderón Rojas
José Antonio Fernández Carbajal	Eva Garza Lagüera de Fernández
José Guillermo Alfonso Garza Valdés	Juan Carlos Garza Garza
Antonio Ortega Parra*	Alberto Sánchez Palazuelos*
José Ignacio Goirigolzarri Tellaeche	Luis Robles Miaja
José Fernando de Almansa y Moreno-Barreda*	Sergio Ciklik Sneider*
Francisco González Rodríguez	Raúl Santoro de Mattos Almeida
Ricardo Guajardo Touché	Mariana Garza Lagüera de Treviño
José Ramón Guerediaga Mendiola*	Manuel Francisco Arce Rincón*
Jaime Guardiola Romojaro	Eduardo Arbizu Lostao
Max Michel Suberville	Maximino José Michel González
Vitalino Manuel Nafría Aznar	Andrés Aymes Blanchet
Gonzalo Terreros Ceballos*	Eduardo Sitt Cherem*

**Consejeros Independientes*

Por otra parte, se ratificó al Sr. Ricardo Guajardo Touché como Presidente del Consejo de Administración y al Sr. Juan Carlos Braniff Hierro como Vicepresidente. Asimismo, fue nombrado el Sr. Jaime Guardiola Romojaro como Vicepresidente del citado Consejo.

Negocio Bancario: Estado de Resultados

El Negocio Bancario mostró nuevamente un sólido desempeño en el margen recurrente - margen financiero, ingreso por comisiones y gasto - al crecer 46.7% en 1T03 comparado con 1T02. Lo anterior es resultado de la gestión de los rubros más directamente controlables del Estado de Resultados ante un ambiente económico incierto, aunado a un entorno favorable de tasas de interés.

Esta mejora no se refleja por completo en la utilidad neta de 1T03, que creció 3.1% comparada con el mismo trimestre del año anterior, debido a que el ingreso por intermediación fue Ps. 743 millones menor a 1T02 y a que la desaceleración económica y el importante crecimiento en la cartera de consumo de los últimos 18 meses han demandado un mayor nivel de provisiones crediticias.

Negocio Bancario: Estado de Resultados Millones de Pesos	3 Meses 2003	3 Meses 2002	1T 2003	4T 2002	3T 2002	2T 2002	1T 2002
Margen financiero	**5,034**	**4,588**	**5,034**	**5,200**	**4,981**	**4,730**	**4,588**
Estimaci n preventiva para riesgos crediticios	(1,014)	(655)	(1,014)	(784)	(691)	(598)	(655)
Margen financiero ajustado	**4,020**	**3,933**	**4,020**	**4,416**	**4,290**	**4,132**	**3,933**
Ingreso no financiero	**3,178**	**3,557**	**3,178**	**3,110**	**3,087**	**3,279**	**3,557**
Comisiones y tarifas neto	3,176	2,812	3,176	2,997	3,174	2,802	2,812
Resultado por intermediación	2	745	2	113	(87)	477	745
Ingresos totales de la operación	**7,198**	**7,490**	**7,198**	**7,526**	**7,377**	**7,411**	**7,490**
Gasto de administraci n y promoci n	(4,423)	(4,677)	(4,423)	(4,560)	(4,546)	(4,581)	(4,677)
Resultado de la operación	**2,775**	**2,813**	**2,775**	**2,966**	**2,831**	**2,830**	**2,813**
Otros productos (gastos) neto	(144)	(118)	(144)	(17)	(19)	(85)	(118)
Resultado por posici n monetaria neto (otros)	(237)	(187)	(237)	(256)	(133)	(164)	(187)
Resultado antes de ISR y PTU	**2,394**	**2,508**	**2,394**	**2,693**	**2,679**	**2,581**	**2,508**
ISR y PTU causado	(191)	(169)	(191)	(81)	(200)	(90)	(169)
ISR y PTU diferido	(423)	(628)	(423)	(769)	(614)	(686)	(628)
Resultado antes de subsidiarias, asociadas y afiliadas	**1,780**	**1,711**	**1,780**	**1,843**	**1,865**	**1,805**	**1,711**
Resultado de subsidiarias, asociadas y afiliadas	(57)	(41)	(57)	(70)	(127)	(161)	(41)
Resultado por operaciones continuas	**1,723**	**1,670**	**1,723**	**1,773**	**1,738**	**1,644**	**1,670**
Operaciones discontinuas, partidas extraordinarias y cambios contables	-	-	-	-	-	(217)	-
Utilidad neta antes de interés minoritario	**1,723**	**1,670**	**1,723**	**1,773**	**1,738**	**1,427**	**1,670**
Interés minoritario	(82)	(78)	(82)	(32)	(86)	(34)	(78)
Utilidad neta	**1,641**	**1,592**	**1,641**	**1,741**	**1,652**	**1,393**	**1,592**

Margen Financiero

Con el objeto de adecuar el cálculo del margen financiero neto a las prácticas de mercado, se modificó la fórmula de cálculo respecto al cómputo de los rubros contabilizados como activos con rendimiento según se presenta en la siguiente tabla para el caso correspondiente a 1T03 con datos puntuales de marzo de 2003. Para fines comparativos, se presentan en la siguiente página los últimos cinco trimestres calculados de forma homogénea bajo la misma mecánica.

Cálculo de Activos con Rendimiento para 1T03 Millones de Pesos	Mecánica Actual	Mecánica Anterior	Variación
Disponibilidades	61,980	61,980	-
Títulos para negociar	73,898	-	73,898
Títulos disponibles para la venta	4,502	-	4,502
menos portafolio accionario	(4,295)	-	(4,295)
Títulos conservados a vencimiento	32,203	32,203	-
Operaciones con valores y derivadas	301	301	-
Cartera de crédito vigente	232,715	232,715	-
Chequera Fobaproa (1)	17,784	-	17,784
Provisiones pagaré Fobaproa (2)	-	28,096	(28,096)
Cartera vencida	-	12,042	(12,042)
Total activos con rendimiento	**419,088**	**367,337**	**51,751**

(1) La presentación del pagaré es por el importe neto de depósitos en cuenta de cheques.
(2) Bancomer registra ingresos por intereses únicamente por la porción del pagaré neto de reservas.

El margen financiero antes de repomo de 1T03 fue de Ps. 4,895 millones, 12.5% superior al de 1T02 y casi en línea con el trimestre anterior a pesar de que estacionalmente suele ser más débil el primer trimestre del año después del nivel más alto de actividad que se registra en el cuarto trimestre. Así, el ingreso por margen financiero equivale a 5.0% de los activos con rendimiento, una mejora de 40 puntos base comparado con el registrado hace doce meses. Los principales factores que influyeron en el nivel de margen financiero son:

(a) Mayor ingreso por crédito y captación de Ps. 228 millones en 1T03 dado un incremento de 130 puntos base en la tasa promedio de referencia interbancaria (TIIE) a 28 días. Por su parte, un crecimiento de Ps. 589 millones en el año como resultado de un aumento de 120 puntos base en la TIIE promedio de 1T02 a 1T03, así como a un crecimiento en volúmenes.

(b) Mayor retención de saldos en lugar de la caída estacional en los depósitos a la vista que se veía históricamente en el primer trimestre. Para medir este efecto, se compara la base de depósitos antes y después de la estacionalidad alta del cuarto trimestre. Así, de septiembre de 2002 a marzo de 2003, hubo un crecimiento de 4.5% real o Ps. 6,304 millones en los depósitos totales a la vista, comparado con la disminución de 1.6% real o Ps. 2,146 millones en el período de septiembre de 2001 a marzo de 2002.

(c) El incremento en la captación a plazo en red de 11.1% o Ps. 16,173 millones en 1T03 debido a la migración de saldos de sociedades de inversión e inversiones en reportos hacia depósitos a plazo.

(d) Una reducción de Ps. 304 millones en el margen financiero de reportos en 1T03 debido a una reducción en las posiciones, un aplanamiento de la curva de tasas de interés de 4T02 a 1T03, además de un menor nivel de inflación que incidió en la valoración de la posición en UDIs. En los últimos doce meses, este mismo efecto se dio con una contracción en ingreso por reportos de Ps. 58 millones.

(e) Una disminución de Ps. 132 millones en ingreso por posición monetaria de 4T02 a 1T03 como resultado de menor inflación promedio en 1T03 (1.30%) comparada con 4T02 (1.69%) y una reducción en doce meses de Ps. 97 millones.

(f) Un incremento de 4.4% en los activos con rendimiento de diciembre 2002 a marzo 2003, que refleja la estrategia puntual de la Tesorería conducente a cerrar su exposición a tasa de interés, que incluyó la emisión de pagarés de Tesorería. Si se elimina el efecto de dicho incremento en los activos con rendimiento, el margen financiero neto hubiera resultado aproximadamente 20 puntos base más que el reportado en 1T03.

La tendencia del margen financiero de 1T02 a 1T03 ha sido positiva al pasar de 4.6% a 5.0% en gran parte debido a un incremento interanual de 120 puntos base en la tasa TIIE promedio, así como a un alto componente de captación vista como porcentaje de la captación tradicional, que se ubicó en 40.9% en 1T03, y mayor contribución al margen del crecimiento en la cartera de crédito al consumo.


8.2%
4.9%
8.5%
4.6%
7.6%
4.8%
8.1%
5.1%
8.4%
5.4%
9.7%
5.0%
12 meses 2002
1T02
2T02
3T02
4T02
1T03
TIIE Promedio 28 días
Margen Financiero Neto (% de Activos Medios con Rendimiento)

Negocio Bancario: Margen Financiero Millones de Pesos	3 Meses 2003	3 Meses 2002	1T 2003	4T 2002	3T 2002	2T 2002	1T 2002
Ingreso financiero neto por crédito y captación	**4,700**	**4,111**	**4,700**	**4,472**	**4,403**	**4,124**	**4,111**
Ingreso financiero por crédito y valores	8,925	8,043	8,925	8,345	6,978	7,736	8,043
Gasto financiero por captación y fondeo	(4,225)	(3,932)	(4,225)	(3,873)	(2,575)	(3,612)	(3,932)
Comisiones Netas	**125**	**113**	**125**	**83**	**89**	**83**	**113**
Comisiones cobradas	125	113	125	83	89	83	113
Comisiones pagadas	-	-	-	-	-	-	-
Ingreso financiero neto por reportos	**70**	**128**	**70**	**374**	**295**	**258**	**128**
Ingreso financiero por reportos	4,271	4,113	4,271	4,897	5,213	3,742	4,113
Gasto financiero por reportos	(4,201)	(3,985)	(4,201)	(4,523)	(4,918)	(3,484)	(3,985)
Ingreso financiero antes de repomo	**4,895**	**4,352**	**4,895**	**4,929**	**4,787**	**4,465**	**4,352**
Resultado por posición monetaria	**139**	**236**	**139**	**271**	**196**	**264**	**236**
Ingreso financiero neto	**5,034**	**4,588**	**5,034**	**5,200**	**4,983**	**4,729**	**4,588**
Margen financiero neto (%) (1)	**5.0%**	**4.6%**	**5.0%**	**5.4%**	**5.1%**	**4.8%**	**4.6%**
Promedio de activos con rendimiento (2)	403,659	396,308	403,659	386,700	392,372	394,592	396,308

(1) Anualizado. (2) Con base en metodología nueva citada en la tabla anterior.

Ingreso por Comisiones y Tarifas

El ingreso por comisiones y tarifas del Negocio Bancario fue de Ps. 3,176 millones en 1T03, 12.9% mayor al de 1T02 con crecimientos destacables de 33.1% en transferencias y remesas, 33.3% en tarjeta de crédito y cajeros, 10.3% en seguros y 5.1% en manejo de cuentas. Por su parte, se dio un incremento moderado en las comisiones generadas por la Afore, de 2.0% de 1T02 a 1T03, atribuible a una desaceleración en la creación de empleo en el país.

A pesar de que no es comparable la cifra de 1T03 con 4T02 debido a que el cuarto trimestre suele tener una estacionalidad favorable por el nivel de actividad y transaccionalidad y por registrar una sola contribución de comisiones de la Afore comparado con el primer trimestre que tiene dos, cabe mencionar el incremento de 17.4% en comisiones por seguros de dicho período.

En cuanto a las comisiones por sociedades de inversión, que a partir de la creación de Bancomer Gestión al cierre de 2001 deben compararse a nivel de Grupo Financiero, decrecieron 12.0% de 1T02 a 1T03 debido a la tendencia reciente de transferencia de saldos en sociedades de inversión por depósitos a plazo. No obstante, esto benefició el ingreso por margen financiero en sustitución del ingreso por comisiones.

El desempeño en las comisiones en 2003 será principalmente resultado de mayores volúmenes de transaccionalidad en los distintos negocios ya que, a diferencia de 2002, no existe un componente importante de precio en la base comparativa. Un indicador relevante del desempeño en comisiones es el del porcentaje de comisiones a gasto, el cual ha mejorado de manera significativa, incrementándose 11.7 puntos porcentuales de 1T02 a 1T03. Esta razón es una buena medida de la productividad que ha generado la gestión de los rubros recurrentes del Estado de Resultados ya que hoy, de cada peso de gasto, el 71.8% se cubre con ingreso por comisiones.

Intermediación

El resultado de intermediación para 1T03 fue un ingreso por Ps. 2 millones. Este resultado estuvo determinado por la minusvalía de Ps. 266 millones registrada en otros resultados de intermediación, resultado de un aplanamiento de la curva de tasas de interés, y su desplazamiento a la alza en los plazos medios y largos hasta la mitad del mes de marzo, al mismo tiempo que se siguió una estrategia conservadora de reducción de posiciones.

El resultado anterior fue compensado con Ps. 268 millones de ingreso neto por compraventa de divisas que tuvo un desempeño favorable debido a la volatilidad en el tipo de cambio que benefició los diferenciales en las transacciones de cambios en la red. El rubro de intermediación se ha favorecido del comportamiento más recurrente de este ingreso que compensa en parte la mayor volatilidad que presenta el resultado asociado al portafolio de inversión.

Negocio Bancario: Ingreso No Financiero Millones de Pesos	**3 Meses 2003**	**3 Meses 2002**	**1T 2003**	**4T 2002**	**3T 2002**	**2T 2002**	**1T 2002**
Ingreso no financiero	**3,178**	**3,557**	**3,178**	**3,110**	**3,087**	**3,279**	**3,557**
Comisiones y tarifas neto	**3,176**	**2,812**	**3,176**	**2,997**	**3,174**	**2,802**	**2,812**
Manejo de cuentas	573	545	573	642	611	597	545
Transferencias y remesas	462	347	462	458	474	451	347
Tarjeta de cr dito y cajeros	924	693	924	930	788	771	693
Administración de sociedades de inversión	236	255	236	261	272	285	255
Administraci n de fondos de pensiones y SAR	781	766	781	473	822	474	766
Seguros	128	116	128	109	127	118	116
Otros	72	90	72	124	80	106	90
Resultado por intermediación	**2**	**745**	**2**	**113**	**(87)**	**477**	**745**
Compraventa de divisas	268	231	268	202	233	283	231
Otros resultados de intermediaci n	(266)	514	(266)	(89)	(320)	194	514

Gasto de Administración y Promoción

Uno de los rubros que ha tenido el mejor desempeño desde la fusión ha sido el del gasto. En 1T03, presenta nuevamente una contracción de 5.4% comparado con el mismo período del año anterior y de 3.0% contra 4T02. Es importante mencionar que la reducción en el gasto en 1T03 se debe en gran parte a un efecto estacional de niveles de actividad menores en el primer trimestre comparado con el cuarto trimestre, que también hace que el gasto en el cuarto trimestre sea mayor al del tercer trimestre.

El gasto de personal registró un incremento estacional de 4.9% en 1T03 debido al aumento general anual en sueldos, no obstante, al compararlo con la cifra de hace doce meses, se ha logrado una reducción de 3.6%. Por su parte, el gasto operativo en 1T03 descendió 10.2% año contra año y 14.4% comparado con el trimestre anterior, esto último debido a que el cuarto trimestre presenta una estacionalidad particularmente alta por mayor transaccionalidad en el sistema.

Por su parte, se logró una disminución mayor en el gasto gestionable (salarios y prestaciones y gastos de administración y promoción) de 3.3% en 1T03 comparado con 4T02, y 6.2% contra el mismo trimestre de 2002.

El índice de eficiencia del Grupo mejoró sustancialmente, pasando de 57.3% en 1T02 y de 55.3% en 4T02, a 54.0% en 1T03, una mejora de 330 y 130 puntos base, respectivamente.

Negocio Bancario: Gasto de Administración y Promoción Millones de Pesos	**3 Meses 2003**	**3 Meses 2002**	**1T 2003**	**4T 2002**	**3T 2002**	**2T 2002**	**1T 2002**
Gasto no financiero	**4,423**	**4,677**	**4,423**	**4,560**	**4,546**	**4,581**	**4,677**
Salarios y prestaciones	2,037	2,113	2,037	1,941	2,000	2,096	2,113
Gastos de administración y operación	1,226	1,365	1,226	1,433	1,403	1,336	1,365
Rentas, depreciación y amortización	540	601	540	570	568	584	601
IVA e impuestos diferentes a ISR y PTU	243	242	243	270	220	229	242
Cuota por costo de captación (IPAB)	377	356	377	346	355	336	356

Análisis del Ingreso y el Gasto Recurrente

El margen básico recurrente (margen financiero neto, comisiones y gasto) se incrementó Ps. 1,161 millones o 46.7% de 1T02 a 1T03, pasando de representar 2.24% de los activos totales medios a 3.30%. Lo anterior es atribuible al incremento en el ingreso financiero neto de 3.94% a 4.42% en el mismo período como resultado de la combinación de un incremento de 120 puntos base en la tasa de interés promedio interbancaria de referencia, así como a un control estricto de precios de fondeo, crecimiento en la captación y mayor contribución de ingreso por crédito, especialmente por el crecimiento en la cartera de consumo.

Por su parte, las comisiones y tarifas representaron una fuente recurrente de rentabilidad al contribuir 39.4% de la mezcla de ingresos en 1T03. Así, incrementó el porcentaje de comisiones a activos totales medios en 33 puntos base de 1T02 a 1T03.

Aunado a lo anterior, el esfuerzo de racionalización de gasto ha permitido que este rubro represente solamente 4.00% del activo total comparado con 4.25% el año anterior, incidiendo en un índice de eficiencia de Grupo de 54.0% en 1T03.

Es importante señalar que la tendencia del diferencial del ingreso y gasto gestionable se ha ido ampliando trimestre a trimestre, pasando de 2.24% en 1T02 a 3.30% en 1T03, un incremento de 106 puntos base.

Negocio Bancario: Análisis del Ingreso y el Gasto Millones de Pesos	**3 Meses 2003**	**3 Meses 2002**	**1T 2003**	**4T 2002**	**3T 2002**	**2T 2002**	**1T 2002**
Ingreso financiero neto antes de Repomo[1]	4,895	4,352	4,895	4,929	4,786	4,466	4,352
Ingreso por comisiones y tarifas	3,176	2,812	3,176	2,997	3,174	2,802	2,812
Ingresos totales (A)	8,071	7,164	8,071	7,926	7,960	7,268	7,164
Gastos totales (B)	4,423	4,677	4,423	4,560	4,546	4,581	4,677
Margen b sico recurrente (A-B)							
Activos Totales Medios	**442,510**	**441,586**	**442,510**	**430,957**	**439,895**	**439,730**	**441,586**
Margen financiero neto antes de repomo / Activos tot. medios	4.42%	3.94%	4.42%	4.57%	4.35%	4.06%	3.94%
Ingreso por comisiones y tarifas / Activos tot. medios	2.87%	2.55%	2.87%	2.78%	2.89%	2.55%	2.55%
Ingresos totales / Activos tot. medios (A)	7.30%	6.49%	7.30%	7.36%	7.24%	6.61%	6.49%
Gastos totales / Activos tot. medios (B)	4.00%	4.24%	4.00%	4.23%	4.13%	4.17%	4.24%
Margen básico recurrente (A-B)	**3.30%**	**2.25%**	**3.30%**	**3.12%**	**3.10%**	**2.43%**	**2.25%**

(1) En reportes anteriores este cuadro se presentó con base en margen financiero después de repomo.

Negocio Bancario: Volúmenes de Negocio

Cartera Vigente

La cartera vigente sin fideicomisos UDIs alcanzó un total de Ps. 113,774 millones en 1T03, 1.5% por encima de la cartera de 1T02. Esto se debió al crecimiento de 24.8% o Ps. 3,995 millones en la cartera de consumo y de 22.7% en crédito otorgado a entidades gubernamentales por Ps. 3,240 millones que más que compensaron el comportamiento en la cartera hipotecaria y comercial. La baja presentada en la cartera hipotecaria se debió en gran parte al cambio en registro contable de la cartera vigente que disminuyó el balance en Ps. 968 millones *(ver discusión sobre Cartera Vencida)*, así como la amortización natural que presenta este portafolio. Por su parte, la cartera comercial permaneció sin cambio.

El comparativo de la cartera de marzo de 2003 contra diciembre de 2002 muestra dos tendencias. Primero, la natural desaceleración en el crédito por la estacionalidad del trimestre que es mucho menos favorable que en el cuarto y, segundo, el entorno económico de desaceleración en los últimos 18 meses que difícilmente ha propiciado la actividad crediticia.

La cartera de consumo, a pesar de mostrar un incremento interanual de 24.8%, en 1T03 necesariamente refleja la propensión del consumidor al pago después de la alta estacionalidad de crédito personal del trimestre anterior. No obstante, el esfuerzo comercial realizado en materia de nueva originación fue importante, logrando cerca de 174,000 créditos.

Por su parte, la cartera comercial en pesos se redujo 4.7% en 1T03 y 1.5% en los últimos doce meses, mientras que la cartera en dólares se contrajo 10.0% y 15.8% (en términos de dólares), respectivamente. Lo anterior se debe a la fuerte amortización de créditos en dólares en la Banca Corporativa y de Inversión debido a la amortización natural del portafolio, así como a la sustitución de deuda bancaria por emisiones de bonos corporativos. Los resultados de 1T03 en realidad no muestran una tendencia recurrente, más bien un desfase entre la amortización y la nueva originación debido al retraso en la iniciación de proyectos de inversión de algunas empresas de alta calidad derivado de la desaceleración de la economía y la incertidumbre geopolítica.

Finalmente, la cartera de gobierno mostró ligera actividad en este trimestre al incrementar en Ps. 105 millones el saldo a *marzo de 2003 comparado con diciembre de 2002.*

Negocio Bancario: Cartera Vigente sin Fideicomisos UDIs (1)
Millones de Pesos

		Comercial	Consumo	Vivienda	Total Sector Privado	Entidades Guber.	Programas de Apoyo	Total Entidades Guber.	Total
1T03	Pesos	32,258	20,084	9,513	61,855	12,233	2,547	14,780	**76,635**
	USD	30,730	0	0	30,730	5,262	0	5,262	**35,992**
	UDIS	967	0	134	1,101	46	0	46	**1,147**
	Total	**63,955**	**20,084**	**9,647**	**93,686**	**17,541**	**2,547**	**20,088**	**113,774**
4T02	Pesos	33,840	20,409	10,410	64,659	12,560	2,044	14,604	**79,263**
	USD	33,039	0	0	33,039	4,827	0	4,827	**37,866**
	UDIS	1,081	0	77	1,158	49	0	49	**1,207**
	Total	**67,960**	**20,409**	**10,487**	**98,856**	**17,436**	**2,044**	**19,480**	**118,336**
3T02	Pesos	31,954	19,548	10,885	62,387	11,166	1,496	12,662	**75,049**
	USD	34,343	0	0	34,343	4,905	0	4,905	**39,248**
	UDIS	588	0	50	638	48	0	48	**686**
	Total	**66,885**	**19,548**	**10,935**	**97,368**	**16,119**	**1,496**	**17,615**	**114,983**
2T02	Pesos	32,982	17,586	11,461	62,029	8,132	969	9,101	**71,130**
	USD	33,672	0	0	33,672	6,179	0	6,179	**39,851**
	UDIS	634	0	63	697	52	0	52	**749**
	Total	**67,288**	**17,586**	**11,524**	**96,398**	**14,363**	**969**	**15,332**	**111,730**
1T02	Pesos	32,750	16,089	11,497	60,336	8,491	6,143	14,634	**74,970**
	USD	30,498	0	0	30,498	5,756	0	5,756	**36,254**
	UDIS	695	0	71	766	54	0	54	**820**
	Total	**63,943**	**16,089**	**11,568**	**91,600**	**14,301**	**6,143**	**20,444**	**112,044**

(1) Excluye Fobaproa. En las cifras de 3T02 se reclasificaron en el rubro de entidades gubernamentales Ps. 3,069 millones de créditos otorgados en su mayoría a la industria paraestatal, anteriormente clasificados en la cartera comercial.

Por su parte, la cartera de los Fideicomisos UDIs, registró un saldo de Ps. 40,112 millones al cierre de 1T03, 4.8% y 14.0% menor que en 4T02 y 1T02, respectivamente. Esta disminución se debe a que, en los citados fideicomisos, se concentran operaciones antiguas sin que exista nueva originación. Cabe destacar que el peso de esta cartera en la cartera vigente total ha disminuido, pasando de representar 29.4% en 1T02 a 26.1% un año más tarde.

Negocio Bancario: Cartera Vigente Millones de Pesos		Fideicomisos UDIs				
	Negocio Bancario sin Fideicomisos UDIs (1)	Comercial	Vivienda	Gobierno	Subtotal Fideicomisos	Total
1T03	**113,774**	120	28,012	11,980	**40,112**	**153,886**
4T02	**118,336**	130	29,902	12,090	**42,122**	**160,458**
3T02	**114,984**	843	30,853	12,263	**43,959**	**158,943**
2T02	**112,097**	1,044	31,559	12,402	**45,005**	**157,102**
1T02	**112,044**	1,185	32,912	12,546	**46,643**	**158,687**

(1) Excluye Fobaproa.

Complementario a la actividad de originación de crédito en el Balance, y como resultado de un proceso de desintermediación que es favorable para el desarrollo y sofisticación del sistema financiero, se ha incrementado el financiamiento a través del mercado. Así, Bancomer ha consolidado un papel importante en esta pujante actividad, que además es una fuente importante de ingreso por comisiones, al posicionarse como líder emisor de bonos en el mercado local con 28.0% de participación, según Dealogic, colocando cerca de Ps. 2,300 millones en el primer trimestre de 2003.

Calidad de Activos

Cartera Vencida

La cartera vencida del Negocio Bancario ha mostrado una disminución de 5.1% de marzo de 2002 a marzo de 2003, para ubicarse en Ps. 12,042 millones, debido a un esfuerzo del área de recuperación en la implementación de programas estrictos de cobranza.

No obstante, en 1T03, se produce un incremento en la cartera vencida hipotecaria debido principalmente a la entrada en vigor de nueva regulación de la Circular 1488 de la Comisión Nacional Bancaria y de Valores (CNBV) que modifica, conforme a estándares internacionales, el criterio para clasificación de cartera vencida hipotecaria. A partir del 1 de enero de 2003, se considera cartera vencida el saldo insoluto que presente incumplimientos con antigüedad mayor a 90 días cuando, en 2002, este criterio era de 150 días.

Debido a lo anterior, Ps. 968 millones del incremento en cartera vencida hipotecaria en 1T03 corresponden a la integración de cartera con cuatro y cinco períodos de impago, que anteriormente no se clasificaba como vencida. Es importante destacar que lo anterior no afecta la calidad de los activos al implicar únicamente un cambio en el registro contable de los mismos. Sin embargo, tiene un impacto en el margen financiero al dejar de devengar intereses.

Este cambio en regulación no tendrá impacto en el nivel de provisiones requeridas para la cartera hipotecaria, ya que éstas se determinan con base en el número de moras y no por la clasificación en cartera vencida.

Negocio Bancario: Cartera Vencida Millones de Pesos		Comercial	Consumo	Vivienda	Total
1T03	Pesos	1,584	1,045	2,626	5,255
	USD	2,686	0	0	2,686
	UDIS	253	0	3,848	4,101
	Total	**4,523**	**1,045**	**6,474**	**12,042**
4T02	Pesos	1,654	1,084	2,119	4,857
	USD	2,608	0	0	2,608
	UDIS	484	0	3,130	3,614
	Total	**4,746**	**1,084**	**5,249**	**11,079**
3T02	Pesos	2,178	982	2,220	5,380
	USD	2,229	0	0	2,229
	UDIS	719	0	3,606	4,325
	Total	**5,126**	**982**	**5,826**	**11,934**
2T02	Pesos	1,789	1,028	2,132	4,949
	USD	2,668	0	0	2,668
	UDIS	684	0	4,072	4,756
	Total	**5,141**	**1,028**	**6,204**	**12,373**
1T02	Pesos	1,667	970	2,584	5,221
	USD	2,838	0	0	2,838
	UDIS	911	0	3,724	4,635
	Total	**5,416**	**970**	**6,308**	**12,694**

Si se aísla el efecto del cambio en la regulación, la cartera vencida hipotecaria se hubiera reducido 12.7% en 1T03 comparado con 1T02. Asimismo, sin este efecto, el índice de cartera vencida bruta, excluyendo Fobaproa, hubiera sido de 6.7% en lugar de 7.3% en 1T03, comparado con 7.4% en 1T02.

Negocio Bancario: Indice de Cartera Vencida Millones de Pesos	1T 2003	1T 2003 Nueva normativa	4T 2002	1T 2002
Cartera vencida hipotecaria	5,506	6,474	5,249	6,308
Cartera vencida total	11,074	12,042	11,079	12,694
Cartera vencida hipotecaria, excluyendo Fobaproa	44,133	44,133	45,639	50,788
Cartera vencida total, excluyendo Fobaproa	165,928	165,928	171,537	171,381
Indice de cartera vencida hipotecaria	12.5	14.7	11.5	12.4
Indice de cartera vencida total	6.7	7.3	6.5	7.4

Calificación crediticia

Al cierre de marzo de 2003, la cartera con riesgo A y B representaba el 95.0% del total, comparado con 94.0% y 95.2% al cierre de marzo y diciembre de 2002, respectivamente. El requerimiento de reservas por calificación regulatoria ascendió a Ps. 12,128 millones a marzo de 2003, que incluye la cobertura al 100% de los intereses vencidos.

El componente de cartera de mayor calidad ha incrementado 100 puntos base en los últimos doce meses, a pesar de que de diciembre de 2002 a marzo de 2003 presenta un ligero deterioro de 20 puntos base debido a que se han amortizado Ps. 6,919 millones de cartera calificada que en su mayor parte ha salido de este segmento.

Negocio Bancario: Calificaci n de la Cartera de Cr dito
Millones de Pesos

Nivel Riesgo	1T03 Importe	1T03 Reserva	4T02 Importe	4T02 Reserva	1T02 Importe	1T02 Reserva
A [1]	266,693	908	273,549	1,129	271,300	729
B	18,087	2,507	18,344	2,507	21,147	2,557
C	7,511	2,741	7,055	2,609	9,777	3,667
D	4,766	3,378	4,686	3,318	5,612	3,992
E	2,556	2,594	2,898	2,932	3,235	3,470
TOTAL	**299,613**	**12,128**	**306,532**	**12,494**	**311,071**	**14,416**
Total requerido		**12,128**		**12,494**		**14,416**

(1) Incluye cartera exceptuada al 1T03 por Ps. 155,971 millones que incluye el saldo bruto de pagarés Fobaproa.

Estimación Preventiva para Riesgos Crediticios

Durante 1T03, se crearon provisiones por Ps. 1,014 millones a través del estado de resultados, equivalente a 2.4% de la cartera total excluyendo Fobaproa (2.6% de la cartera vigente sin Fobaproa) a marzo de 2003. Por su parte, el índice de cobertura de reservas se ubica en 100.7%.

El alargamiento del proceso de desaceleración económica, que alcanza ya más de dos años, ha impedido la mejora en la situación financiera de las empresas más vulnerables cuyos créditos se encuentran clasificados en su mayoría en los rubros C y D. Esta situación ha provocado que los procesos normales de recobro se hayan dificultado, demandando un mayor nivel de provisionamiento. Asimismo, las negociaciones de créditos en proceso de recuperación se han alargado, lo cual también incide en un mayor nivel de reservas.

Por su parte, la maduración natural de la cartera de tarjeta de crédito y consumo ha significado incrementos en los importes de cartera vencida de este segmento, así como el ritmo de castigos del portafolio. Este comportamiento se ubica dentro de los niveles esperados, luego del importante crecimiento que ha presentado el citado rubro crediticio.

El costo de los programas de apoyo a deudores (Punto Final) en 1T03 fue de Ps. 341 millones, 33.6% del cargo a resultados por concepto de provisiones crediticias. El saldo de la cartera hipotecaria sujeta a estos programas al 31 de marzo de 2003 fue de Ps. 27,569 millones y el de la cartera comercial de Ps. 462 millones.

Negocio Bancario: Estim. Prev. para Riesgos Cred. Millones de Pesos de marzo de 2003	**3 Meses 2003**	**3 Meses 2002**	**1T 2003**	**4T 2002**	**3T 2002**	**2T 2002**	**1T 2002**
Provisi n castigos de cr dito (fin de per odo)	**12,128**	**14,228**	**12,128**	**12,494**	**12,945**	**13,314**	**14,228**
% cartera bruta de fin de per odo [1]	**7.3**	**8.3**	**7.3**	**7.3**	**7.6**	**7.9**	**8.3**
% cartera vencida bruta fin de período	**100.7**	**112.1**	**100.7**	**112.8**	**108.5**	**107.6**	**112.1**
Aplicaciones a Reservas	**(1,454)**	**(1,571)**	**(1,454)**	**(1,537)**	**(1,122)**	**(1,712)**	**(1,571)**
Estimación preventiva para riesgos crediticios							
Saldo a inicio de trimestre	**12,494**	**15,149**	**12,494**	**12,945**	**13,314**	**14,228**	**15,149**
Más:							
Cargo por resultados por trimestre	1,014	655	1,014	784	691	598	655
Recuperación de Castigos	28	60	28	108	34	32	60
Otros	-	-	-	324	-	-	
	1,042	715	1,042	1,216	725	630	715
Menos:							
Castigos cartera T.D.C.	(184)	(104)	(184)	(97)	(235)	(66)	(104)
Castigos cartera consumo	(29)	-	(29)	(30)	-	-	-
Castigos cartera comercial	(501)	(327)	(501)	(471)	(160)	(910)	(327)
Castigos cartera hipotecaria	(399)	(763)	(399)	(588)	(357)	(390)	(763)
Subtotal castigos cartera	(1,113)	(1,194)	(1,113)	(1,186)	(752)	(1,366)	(1,194)
Aplicaciones cartera vigente comercial (Punto Final)	(4)	(8)	(4)	(4)	(5)	(3)	(8)
Aplicaciones cartera vigente hipotecaria (Punto Final)	(337)	(369)	(337)	(347)	(365)	(343)	(369)
Subtotal aplicaciones cartera vigente	(341)	(377)	(341)	(351)	(370)	(346)	(377)
Utilidad / Perdida monetaria	46	(65)	46	(130)	28	168	(65)
	(1,408)	**(1,636)**	**(1,408)**	**(1,667)**	**(1,094)**	**(1,544)**	**(1,636)**
Saldo a fin de trimestre	**12,128**	**14,228**	**12,128**	**12,494**	**12,945**	**13,314**	**14,228**

(1) Excluye Fobaproa/IPAB

Fobaproa

Al cierre de marzo de 2003, el saldo bruto de los pagarés Fobaproa/IPAB del Negocio Bancario fue de Ps. 124,709 millones, mientras que el saldo neto de depósitos en cuenta de cheques, fue de Ps. 106,925 millones. Por su parte, el saldo neto de reservas por Ps. 28,096 millones fue de Ps. 78,829 millones a la misma fecha. Esta última cifra es la que se registra en el Balance.

Negocio Bancario: Pagarés Fobaproa/IPAB Millones de Pesos de marzo de 2003	**Pagarés con Pérdida Compartida**	**Pagarés sin Pérdida Compartida**	**Total**
Saldo de pagarés bruto	93,456	31,253	**124,709**
Depositos en cuentas de cheques	(16,726)	(1,058)	**(17,784)**
Saldo de pagarés neto de depositos	**76,730**	**30,195**	**106,925**
Reservas	(28,096)	0	**(28,096)**
Saldo de pagarés netos de reservas	**48,634**	**30,195**	**78,829**

Tomando en cuenta solamente los pagarés de Fobaproa con contingencias de pérdida compartida ("loss-sharing") o esquema de incentivos, el saldo a marzo de 2003 ascendió a Ps. 76,730 millones, neto de depósitos en cuenta de cheques. Neto de reservas, este saldo fue de Ps. 48,634 millones a la misma fecha. Las recuperaciones (incluyendo bienes adjudicados) representaban el 21.2% de la nota bruta a marzo de 2003.

Negocio Bancario: Pagar s Fobaproa con p rdida compartida Millones de Pesos de marzo de 2003	**Saldo**		
	Comercial	**Hipotecario**	**Total**
Saldo de pagarés bruto	69,941	23,515	**93,456**
Dep sitos en cuenta de cheques	(12,072)	(4,654)	**(16,726)**
Saldo de pagar s neto de dep sitos	**57,869**	**18,861**	**76,730**
Reservas	(23,381)	(4,715)	**(28,096)**
Saldo neto	**34,488**	**14,146**	**48,634**
Base recuperable			
Bienes adjudicados	2,899	216	**3,115**
Pr stamos originadores	5,604	8,704	**14,308**
Intereses acumulados	4,610	4,283	**8,893**
Total	**13,113**	**13,203**	**26,316**

Negocio Bancario: Pagar s Fobaproa con p rdida compartida	Recuperaci n sobre saldo bruto		
	Comercial	Hipotecario	Total
Depósitos en cuenta de cheques	12,072	4,654	**16,726**
Bienes adjudicados	2,899	216	**3,115**
Dep sitos en cuenta de cheques como % del pagar bruto	17.3%	19.8%	**17.9%**
Bienes adjudicados como % del pagaré bruto	4.1%	0.9%	**3.3%**
Total	21.4%	20.7%	**21.2%**

La contingencia máxima derivada de los contratos con Fobaproa al cierre de marzo ascendía a Ps. 28,096 millones, incluyendo Ps. 8,900 millones por el concepto del esquema de incentivos. Esta contingencia se encontraba reservada al 100% a marzo de 2003, bajo un supuesto de recuperación de 0%. En el futuro, las recuperaciones derivadas de esta cartera podrían ser una fuente de ingresos para el Negocio Bancario. En un escenario de recuperación de 20% de la base recuperable, el Negocio Bancario registraría ingresos por Ps. 1,391 millones.

Recuperaciones (Millones de Pesos)				
Como % de Base Recuperable	**0%**	**20%**	**40%**	**60%**
Como % de la Nota Fobaproa	**0%**	**7%**	**14%**	**21%**
Saldo neto de dep sitos (SND)	76,730	76,730	76,730	76,730
Recuperaci n adicional	-	(5,263)	(10,526)	(15,790)
Saldo neto	**76,730**	**71,467**	**66,204**	**60,940**
Pérdida compartida[1]	19,196	17,881	16,565	15,250
Esquema de incentivos	8,900	8,824	8,493	8,203
Contingencia total	**28,096**	**26,705**	**25,058**	**23,453**
Reservas actuales	28,096	28,096	28,096	28,096
Ingreso potencial por recuperaci n	**-**	**1,391**	**3,038**	**4,643**

(1) En el caso de una nota por Ps. 290 millones, la pérdida compartida es al 30%

Impuestos Diferidos

Durante 1T03, el saldo de impuestos diferidos netos del balance del Negocio Bancario disminuyó en Ps. 387 millones comparado con 4T02, por lo que al cierre de marzo de 2003 éste fue de Ps. 23,656 millones, compuesto por un activo de Ps. 24,795 millones y un pasivo de Ps. 1,139 millones.

A marzo de 2003, 51.0% de los impuestos diferidos activos proviene de reservas de crédito, 41.3% proviene de pérdidas fiscales de ejercicios anteriores, 1.2% de pérdidas fiscales en venta de acciones y 6.5% de otros conceptos diversos.

El saldo de impuestos diferidos ha acumulado una reducción de Ps. 2,178 millones en los últimos doce meses, equivalente a 8.4%.

Captación

La captación de cheques y ahorro total presenta generalmente un fuerte crecimiento estacional en el cierre del año, disminuyendo hacia el primer trimestre. Una forma de medir la retención de saldos de esta temporada es comparando el saldo alcanzado en marzo frente a septiembre. Así, se logró un incremento de 4.5% real, equivalente a Ps. 6,304 millones, en la captación vista del cierre de septiembre de 2002 a marzo de 2003, a diferencia de la tendencia histórica de disminución que, por ejemplo, de septiembre de 2001 a marzo de 2002 experimentó una caída de 1.6% real o Ps. 2,146 millones.

Los depósitos a la vista en moneda nacional crecieron Ps. 9,038 millones de 1T02 a 1T03, equivalente a 8.3% debido al éxito de las campañas comerciales en la red de oficinas.

Por su parte, en 1T03 se ha dado un incremento en los depósitos a plazo que, en la red comercial, crecieron Ps. 16,173 millones, equivalente a 11.1%. Esto es un cambio en la tendencia de captación de los últimos doce meses que se había inclinado hacia depósitos en cheques y ahorro y se debe en gran parte a un cambio regulatorio que impone la retención de 0.5% anual de impuesto sobre bonos gubernamentales, haciendo equivalente en costo fiscal la inversión en papel gubernamental, papel corporativo y reportos con subyacente gravable.

Como resultado de lo anterior, se ha observado una sustitución de las inversiones en sociedades de inversión y en reportos por las de plazo. Por esto, se ve una reducción en saldos de sociedades de inversión de Ps. 7,803 millones, ó 12.3% en 1T03 comparado con 4T02 y menor ingreso por reportos en el margen financiero. Adicionalmente, debido a la sensibilidad de los clientes al incremento en tasas de interés, se observa una reducción en saldos en sociedades de inversión. Sin embargo, un menor ingreso por comisiones relacionadas con fondos de inversión se compensa con el incremento en las inversiones a plazo por el lado del margen financiero.

La mezcla de captación continúa siendo atractiva con un componente de 40.9% de depósitos a la vista como porcentaje de la captación tradicional (captación vista más captación a plazo en Red y Tesorería).

Negocio Bancario: Captaci n y Rec. Tot. Millones de Pesos		Cheques y Ahorro	Plazo/Red	Bonos Bancarios	Soc. Inversi n Deuda	Captaci n Red	Plazo / Tesorer a	Captaci n Total
1T03	Pesos	118,404	157,905	0	53,759	330,068	50,485	380,553
	USD	29,292	3,423	0	1,725	34,440	1,721	36,161
	UDIS	0	3	0	0	3	124	127
	Total	**147,696**	**161,331**	**0**	**55,484**	**364,511**	**52,330**	**416,841**
4T02	Pesos	130,387	141,308	0	61,890	333,585	22,123	355,708
	USD	21,449	3,841	0	1,397	26,687	1,847	28,534
	UDIS	0	9	0	0	9	450	459
	Total	**151,836**	**145,158**	**0**	**63,287**	**360,281**	**24,420**	**384,701**
3T02	Pesos	111,940	145,920	0	58,384	316,244	30,663	346,907
	USD	29,451	6,814	0	1,128	37,393	3,275	40,668
	UDIS	0	7	0	0	7	450	457
	Total	**141,391**	**152,741**	**0**	**59,512**	**353,644**	**34,388**	**388,032**
2T02	Pesos	115,440	152,194	0	63,155	330,789	28,208	358,997
	USD	26,728	6,026	0	0	32,754	2,763	35,517
	UDIS	0	7	0	0	7	326	333
	Total	**142,168**	**158,227**	**0**	**63,155**	**363,550**	**31,297**	**394,847**
1T02	Pesos	109,366	147,207	529	60,389	317,492	31,101	348,593
	USD	21,381	8,052	0	1,245	30,678	1,297	31,975
	UDIS	0	7	0	0	7	327	334
	Total	**130,747**	**155,266**	**0**	**61,634**	**348,177**	**32,725**	**380,902**

Finalmente, la captación a plazo de la Tesorería se incrementó en Ps. 27,910 millones o 114.3% de 4T02 a 1T03 debido a una estrategia puntual de reducir la exposición a tasa de interés mediante la emisión de pagarés de Tesorería.

Deuda

La deuda total del Negocio Bancario se ha reducido en Ps. 13,274 millones en 1T03. Esto se deriva de una reducción en la deuda de largo plazo de Ps. 1,113 millones y de Ps. 10,033 millones en créditos de corto plazo. Esta reducción se debe principalmente a que durante el trimestre el Banco de México dejó de convocar a subastas de dinero.

Negocio Bancario: Deuda Millones de Pesos		Exigibilidad Inmediata	Cr ditos Corto Plazo	Deuda Corto Plazo	Cr ditos Largo Plazo	Obligaciones Subordinadas	Deuda Largo Plazo	Deuda Total
1T03	Pesos	0	7,163	7,163	7,585	2,610	10,195	17,358
	USD	0	2,831	2,831	10,697	2,858	13,555	16,386
	UDIS	0	0	0	0	0	0	0
	Total	**0**	**9,994**	**9,994**	**18,282**	**5,468**	**23,750**	**33,744**
4T02	Pesos	2,127	17,028	19,155	7,852	2,635	10,487	29,642
	USD	1	2,999	3,000	11,717	2,659	14,376	17,376
	UDIS	0	0	0	0	0	0	0
	Total	**2,128**	**20,027**	**22,155**	**19,569**	**5,294**	**24,863**	**47,018**
3T02	Pesos	0	19,799	19,799	8,188	2,697	10,885	30,684
	USD	0	3,361	3,361	10,080	2,793	12,873	16,234
	UDIS	0	0	0	0	0	0	0
	Total	**0**	**23,160**	**23,160**	**18,268**	**5,490**	**23,758**	**46,918**
2T02	Pesos	3	26,488	26,491	8,524	2,777	11,301	37,792
	USD	0	4,139	4,139	10,458	3,916	14,374	18,513
	UDIS	0	0	0	0	0	0	0
	Total	**3**	**30,627**	**30,630**	**18,982**	**6,693**	**25,675**	**56,305**
1T02	Pesos	5,528	20,092	25,620	9,005	2,863	11,868	37,488
	USD	372	4,131	4,503	10,778	3,757	14,535	19,038
	UDIS	0	0	0	0	0	0	0
	Total	**5,900**	**24,223**	**30,123**	**19,783**	**6,620**	**26,403**	**56,526**

Capitalización

A marzo de 2003, bajo reglas de capitalización vigentes a partir del 1 de enero de 2003, el índice total de capitalización estimado del Negocio Bancario era de 14.1% con un índice de capital básico de 11.0%, comparado con 12.2% y 8.3%, respectivamente al mes de marzo de 2002 y 13.1% y 9.9%, respectivamente en 4T02 *(para más detalle sobre índices de capitalización de Bancomer y Bancomer Servicios ver Notas Condensadas, pg. 36).*

Para Bancomer, el índice total, incluyendo riesgo de mercado, fue de 12.9% con capital básico de 9.8%. Para Bancomer Servicios, el índice de capitalización total se estima en 146.0%.

Negocio Bancario: Capitalización Millones de Pesos	**Marzo 2003**		**Diciembre 2002**		**Marzo 2002**	
Capital básico		26,459		24,347		19,548
Capital complementario		7,288		7,722		9,232
Capital Neto		**33,747**		**32,069**		**28,781**
	Riesgo Crédito	Riesgo Cto.& Mdo.	Riesgo Crédito	Riesgo Cto.& Mdo.	Riesgo Crédito	Riesgo Cto.& Mdo.
% de Activos en Riesgo						
Capital b sico	15.02%	11.02%	12.97%	9.92%	10.61%	8.30%
Capital complementario	4.14%	3.04%	4.11%	3.15%	5.01%	3.92%
Capital Neto	**19.16%**	**14.06%**	**17.08%**	**13.07%**	**15.63%**	**12.22%**
Activos en Riesgo	176,142	240,006	187,744	245,353	184,172	235,435

Negocios No Bancarios

Durante 1T03, el 24.3% de la utilidad neta de GFBB fue aportada por los resultados de los negocios no bancarios.

Afore Bancomer

Afore Bancomer registró una utilidad neta de Ps. 330 millones en 1T03, 5.9% superior a la de 1T02. Siefore Bancomer contaba con activos en administración por Ps. 71,323 millones al 28 de febrero de 2003, lo que se traduce en un crecimiento de 19.2% al compararse con el mismo mes del año anterior, que equivale a un 21.5% de participación de mercado. El número de afiliados llegó a 4.3 millones al cierre del trimestre, 15.3% mayor a la de 1T02, que representan el 14.8% del sistema.

Seguros Bancomer

Seguros Bancomer registró utilidad neta de Ps. 83 millones en 1T03, 48.2% mayor a la del primer trimestre de 2002. El total de primas emitidas a través de la red bancaria ascendió a Ps. 567 millones, un incremento de 15.7% comparado con 4Q02. La compañía mantiene el liderazgo en el mercado de bancaseguros con una participación por primas emitidas de 38.3% a diciembre de 2002.

Pensiones Bancomer

Pensiones Bancomer reportó en 1T03 utilidad neta de Ps. 39 millones, 11.8% mayor a la de 1T02. La compañía tiene Ps. 10,466 millones en monto constitutivo, equivalente a una participación de mercado de 20.6%.

Casa de Bolsa Bancomer

Casa de Bolsa Bancomer reportó utilidad neta de Ps. 11 millones en 1T03. El capital contable al cierre del trimestre alcanzó Ps. 632 millones.

Bancomer Transfer Services

Bancomer Transfer Services obtuvo una utilidad neta de Ps. 40 millones en 1T03. El número de transacciones durante el primer trimestre del año ascendió a 3.2 millones, 28.7% más que en 1T02, mientras que los fondos transferidos fueron USD 1,168 millones, 27.0% más que en el primer trimestre de 2002.

Bancomer Gestión

Bancomer Gestión reportó para 1T03 una utilidad de Ps. 20 millones y cuenta con activos en administración por Ps. 58,108 millones, ratificando el primer lugar en fondos de inversión de renta fija con 22.2% de participación de mercado a marzo de 2003.

Apéndice

La tenencia accionaria de GFBB en sus subsidiarias se detalla en la siguiente tabla:

	1T 2003	4T 2002	3T 2002	2T 2002	1T 2002
Bancomer	99.99%	99.99%	99.99%	99.99%	99.99%
Bancomer Servicios	99.99%	99.99%	99.99%	99.99%	99.99%
Casa de Bolsa Bancomer	99.99%	99.99%	99.99%	99.99%	99.99%
Fianzas Probursa	99.99%	99.99%	99.99%	99.99%	99.99%
Seguros Bancomer	75.01%	75.01%	75.01%	75.01%	75.01%
Pensiones Bancomer	99.99%	99.99%	99.99%	99.99%	99.99%
Preventis	75.01%	75.01%	75.01%	0.00%	0.00%
Factoraje Probursa (1)	99.99%	99.99%	99.99%	99.99%	99.99%
Casa de Cambio Probursa (1)	89.56%	89.56%	89.56%	89.56%	89.56%
GFB Servicios	99.99%	99.99%	99.99%	99.99%	99.99%
Bancomer Servicios Administrativos	99.99%	99.99%	99.99%	99.99%	99.99%
Bancomer Gesti n	99.99%	99.99%	99.99%	99.99%	99.99%

(1) En proceso de liquidación.

Todas las cifras incluidas en este reporte están actualizadas a pesos (Ps.) de marzo de 2003. Todos los crecimientos incluidos en este reporte son crecimientos en términos reales. Las cifras fueron convertidas de pesos nominales utilizando los siguientes factores de ajuste inflacionario de la UDI:

	1T 2003	4T 2002	3T 2002	2T 2002	1T 2002
Fin de per odo	3.2629	3.2258	3.1667	3.1288	3.0878
Factor de ajuste inflacionario	1.0000	1.0115	1.0304	1.0429	1.0567

Las conversiones de pesos nominales a dólares pueden obtenerse utilizando los siguientes tipos de cambio:

	3 Meses 2003	3 Meses 2002	1T 2003	4T 2002	3T 2002	2T 2002	1T 2002
Fin de per odo	10.7889	9.0160	10.7889	10.4393	10.2299	9.9568	9.0160
Promedio	10.9094	9.0975	10.9094	10.2470	9.9756	9.4531	9.0975

Ciertas cantidades y porcentajes incluidos en este documento han sido objeto de ajustes por redondeo. Consecuentemente, las cifras presentadas en diferentes tablas pueden variar ligeramente y es posible que las cifras que aparezcan como totales en ciertas tablas no sean una suma aritmética de las cifras que les precedan.

Los estados financieros incluidos en este reporte consolidados con los de las entidades financieras y demás sociedades que forman parte del Grupo Financiero que son susceptibles de consolidarse, se formulan de conformidad con los Criterios de Contabilidad para Sociedades Controladoras de Grupos Financieros, emitidos por la Comisión Nacional Bancaria y de Valores (CNBV) con fundamento en lo dispuesto por el artículo 30 de la Ley para Regular las Agrupaciones Financieras, de observancia general y obligatoria, aplicados de manera consistente con los últimos estados financieros anuales, encontrándose reflejadas las operaciones efectuadas por la sociedad controladora y las entidades financieras y demás sociedades que forman parte del Grupo Financiero que son susceptibles de consolidarse hasta la fecha mencionada, las cuales se realizaron y valuaron con apego a sanas prácticas y a las disposiciones legales y administrativas aplicables.

Siguiendo las reglas de la circular 1489 de la CNBV, los estados financieros de Grupo Financiero BBVA Bancomer han sido preparados en forma consolidada. Las compañías consolidadas incluyen: Bancomer, Bancomer Servicios, Casa de Bolsa Bancomer, GFB Servicios, Bancomer Servicios Administrativos y Bancomer Gestión.

Los estados financieros del Negocio Bancario han sido preparados, de conformidad con la circular 1488, también en base consolidada. Las subsidiarias consolidadas son: Desitel y Sistemas, Bancomer Transfer Services, Aerocer, Mercury Bank and Trust, Bancomer Foreign Exchange, Bancomer Payment Services, Bancomer Financial Services, Afore Bancomer y Opción Volcán.

La información financiera contenida en este reporte está basada en estados financieros no auditados de GFBB y cada una de sus subsidiarias y ha sido preparada de acuerdo con las reglas y principios contables establecidos por las autoridades regulatorias mexicanas.

GFBB calcula el ROAE como utilidad neta anual o trimestral anualizada dividida entre el promedio de la observación inicial y final del capital contable del período.

Estados Financieros

Grupo Financiero BBVA Bancomer

- Balance General Consolidado
- Cuentas de Orden Consolidado
- Estado de Resultados Consolidado
- Estado de Cambios en la Situación Financiera Consolidado
- Estado de Variaciones en el Capital Contable Consolidado

Negocio Bancario

- Balance General
- Cuentas de Orden
- Estado de Resultados
- Notas Condensadas

GRUPO FINANCIERO BBVA BANCOMER Y SUBSIDIARIAS
BALANCE GENERAL CONSOLIDADO

Expresado en moneda de poder adquisitivo de marzo de 2003

Millones de Pesos	Mar 2003	Dic 2002	Sep 2002	Jun 2002	Mar 2002
ACTIVO					
Disponibilidades	**62,037**	**72,149**	**55,508**	**66,061**	**56,328**
Inversiones en valores	**110,770**	**64,286**	**79,336**	**75,195**	**72,628**
Títulos para negociar	74,065	38,158	52,553	47,718	45,078
T tulos disponibles para la venta	4,502	4,845	4,979	5,455	5,705
Títulos conservados a vencimiento	32,203	21,283	21,804	22,022	21,845
Operaciones con valores y derivados	**300**	**217**	**82**	**23**	**439**
Saldos deudores en operaciones de reporto	215	177	41	8	46
Operaciones con instrumentos derivados	73	35	40	13	364
Valores no asignados por liquidar	12	5	1	2	29
Cartera de crédito vigente					
Cr ditos comerciales	64,075	68,090	67,728	68,332	65,128
Créditos al consumo	20,084	20,410	19,549	17,586	16,089
Cr ditos a la vivienda	37,653	40,389	41,788	43,083	44,480
Créditos a entidades gubernamentales	32,068	31,570	29,878	28,101	32,990
Cr ditos al Fobaproa o al IPAB	78,829	78,782	79,716	90,517	91,297
Total Cartera de cr dito vigente	**232,709**	**239,241**	**238,659**	**247,619**	**249,984**
Cartera de crédito vencida					
Cr ditos comerciales	4,524	4,745	5,126	5,142	5,416
Créditos al consumo	1,045	1,084	982	1,029	970
Cr ditos a la vivienda	6,474	5,249	5,825	6,204	6,307
Total Cartera de crédito vencida	**12,043**	**11,078**	**11,933**	**12,375**	**12,693**
Total Cartera de cr dito (bruta)	**244,752**	**250,319**	**250,592**	**259,994**	**262,677**
Estimación preventiva para riesgos crediticios	(12,128)	(12,494)	(12,944)	(13,315)	(14,227)
Total Cartera de cr dito (neta)	**232,624**	**237,825**	**237,648**	**246,679**	**248,450**
Otras cuentas por cobrar (neto)	5,622	6,104	14,471	8,705	5,685
Bienes adjudicados	3,066	3,295	3,336	3,452	3,792
Inmuebles, mobiliario y equipo (neto)	14,826	15,167	15,285	15,698	16,081
Inversiones permanentes en acciones	3,456	3,172	3,252	3,271	3,221
Impuestos diferidos (neto)	23,880	24,271	24,911	25,428	26,064
Otros activos	**6,243**	**6,443**	**6,321**	**6,490**	**6,730**
Cr dito mercantil	4,904	4,974	5,044	5,114	5,184
Otros activos, cargos diferidos e intangibles	1,339	1,469	1,277	1,376	1,546
TOTAL ACTIVO	**462,824**	**432,929**	**440,150**	**451,002**	**439,418**

GRUPO FINANCIERO BBVA BANCOMER Y SUBSIDIARIAS
BALANCE GENERAL CONSOLIDADO (Continuación)
Expresado en moneda de poder adquisitivo de marzo de 2003

Millones de Pesos	Mar 2003	Dic 2002	Sep 2002	Jun 2002	Mar 2002
PASIVO					
Captación	**359,533**	**319,781**	**327,320**	**330,457**	**317,837**
Dep sitos de exigibilidad inmediata	147,688	151,828	141,383	142,162	130,679
Depósitos a plazo	211,845	167,953	185,937	188,295	186,629
Bonos bancarios	-	-	-	-	529
Préstamos interbancarios y de otros organismos	**28,277**	**41,724**	**41,428**	**49,612**	**49,906**
De exigibilidad inmediata	-	2,128	-	3	5,899
De corto plazo	9,995	20,027	23,160	30,627	24,224
De largo plazo	18,282	19,569	18,268	18,982	19,783
Operaciones con valores y derivados	**1,034**	**1,159**	**2,966**	**3,457**	**1,113**
Saldos acreedores en operaciones de reporto	229	222	107	120	69
Valores a entregar en operaciones de préstamo	-	-	1,871	2,364	497
Operaciones con instrumentos derivados	803	933	988	972	511
Valores no asignados por liquidar	2	4	-	1	36
Otras cuentas por pagar	**7,104**	**6,934**	**6,596**	**6,236**	**11,904**
ISR y PTU por pagar	302	594	492	303	306
Acreedores diversos y otras cuentas por pagar	6,802	6,340	6,104	5,933	11,598
Obligaciones subordinadas en circulación	**5,468**	**5,294**	**5,489**	**6,693**	**6,620**
Cr ditos diferidos	**1,756**	**42**	**42**	**38**	**49**
Exceso del valor en libros sobre el costo de las acciones	-	-	-	-	-
Otros cr ditos diferidos	1,756	42	42	38	49
TOTAL PASIVO	**403,172**	**374,934**	**383,841**	**396,493**	**387,429**
CAPITAL CONTABLE					
Capital contribuido	**41,438**	**68,058**	**68,058**	**68,058**	**67,758**
Capital social	7,672	2,905	2,905	2,905	2,899
Prima en suscripci n de acciones	33,766	65,153	65,153	65,153	64,859
Obligaciones subordinadas de conversión obligatoria	-	-	-	-	-
Capital ganado	**12,469**	**(15,826)**	**(17,472)**	**(19,109)**	**(20,868)**
Reservas de capital	6,261	7,635	7,635	7,635	7,634
Resultado por conversi n de operaciones extranjeras	-	29	24	15	(10)
Resultado de ejercicios anteriores	6,738	(5,176)	(4,954)	(4,944)	(4,919)
Resultado por valuaci n de t tulos disponibles para la venta	(2,256)	(2,165)	(2,174)	(2,021)	(2,215)
Exceso o insuficiencia en la actualización del capital contable	-	(21,968)	(21,967)	(21,967)	(21,967)
Resultado por tenencia de activos no monetarios	-	(919)	(951)	(979)	(1,069)
Por valuación de inversiones permanentes en acciones	-	(919)	(951)	(979)	(1,069)
Resultado neto	1,726	6,738	4,915	3,152	1,678
Capital contable mayoritario	**53,907**	**52,232**	**50,586**	**48,949**	**46,890**
Inter s minoritario de subsidiarias	**350**	**483**	**453**	**369**	**335**
Interés minoritario de notas de capital	**5,395**	**5,280**	**5,270**	**5,191**	**4,764**
TOTAL CAPITAL CONTABLE	**59,652**	**57,995**	**56,309**	**54,509**	**51,989**
TOTAL PASIVO Y CAPITAL CONTABLE	**462,824**	**432,929**	**440,150**	**451,002**	**439,418**

GRUPO FINANCIERO BBVA BANCOMER Y SUBSIDIARIAS
BALANCE GENERAL CONSOLIDADO (Cuentas de Orden)
Expresado en moneda de poder adquisitivo de marzo de 2003

Millones de Pesos			
OPERACIONES POR CUENTA DE TERCEROS		**OPERACIONES POR CUENTA PROPIA**	
Clientes cuentas corrientes		**Cuentas de riesgo propias**	
Bancos de clientes	1	Avales otorgados	53
Liquidaci n de operaciones de clientes	5,663	Aperturas de cr ditos irrevocables	8,667
	5,664	Bienes en fideicomiso o mandato	358,512
		Bienes en custodia o administraci n	40,437
Valores de clientes		Otras obligaciones contingentes	2,535
Valores de clientes recibidos en custodia	155,389	Montos comprometidos en operaciones con	
Valores y documentos recibidos en garantía	162	FOBAPROA o IPAB	35,002
Valores de clientes en el extranjero	0	Valores de la sociedad entregados en custodia	498
	155,551	Valores gub. de la sociedad entregados en custodia	57
		Valores de la sociedad entregados en garant a	1
Operaciones por cuenta de clientes		Otras cuentas de registro	0
Operaciones de reporto de clientes	6,678		**445,762**
Títulos dados en préstamo (prestamista)	32		
Operaciones de compra (precio de la opci n)	3		
	6,713	**Operaciones de reporto**	
		T tulos a recibir por reporto	118,747
Operaciones de banca de inversión por		(Menos) Acreedores por reporto	118,814
cuenta de terceros (neto)	10,765		**(67)**
	10,765		
		Deudores por reporto	79,683
		(Menos) Títulos a entregar por reporto	79,630
			53
TOTAL POR CUENTA DE TERCEROS	**178,693**	**TOTAL POR CUENTA PROPIA**	**445,748**
Capital social hist rico pagado	1,020	*Acciones entregadas en custodia (unidades)*	17,963,462,908

GRUPO FINANCIERO BBVA BANCOMER Y SUBSIDIARIAS
ESTADO DE RESULTADOS CONSOLIDADO

Expresado en moneda de poder adquisitivo de marzo de 2003

Millones de Pesos	3 Meses 2003	3 Meses 2002	1T 2003	4T 2002	3T 2002	2T 2002	1T 2002
Ingreso por intereses	13,323	12,272	13,323	13,327	12,280	11,565	12,272
Gasto por intereses	(8,395)	(7,897)	(8,395)	(8,373)	(7,472)	(7,074)	(7,897)
Margen financiero antes de Repomo	**4,928**	**4,375**	**4,928**	**4,954**	**4,808**	**4,491**	**4,375**
Resultado por posici n monetaria neto (m. fin.)	119	221	119	239	175	241	221
Margen financiero	**5,047**	**4,596**	**5,047**	**5,193**	**4,983**	**4,732**	**4,596**
Estimación preventiva para riesgos crediticios	(1,014)	(655)	(1,014)	(784)	(691)	(598)	(655)
Margen financiero ajustado	**4,033**	**3,941**	**4,033**	**4,409**	**4,292**	**4,134**	**3,941**
Ingreso no financiero	**3,307**	**3,724**	**3,307**	**3,249**	**3,222**	**3,167**	**3,724**
Comisiones netas	3,284	2,942	3,284	3,104	3,292	2,937	2,942
Comisiones y tarifas cobradas	3,714	3,365	3,714	3,543	3,784	3,364	3,365
Comisiones y tarifas pagadas	(430)	(423)	(430)	(439)	(492)	(427)	(423)
Resultado por intermediación	23	782	23	145	(70)	230	782
Ingresos totales de la operaci n	**7,340**	**7,665**	**7,340**	**7,658**	**7,514**	**7,301**	**7,665**
Gastos de administraci n y promoci n	(4,511)	(4,767)	(4,511)	(4,672)	(4,621)	(4,674)	(4,767)
Resultado de la operación	**2,829**	**2,898**	**2,829**	**2,986**	**2,893**	**2,627**	**2,898**
Otros productos (gastos) (neto)	**(380)**	**(304)**	**(380)**	**(262)**	**(164)**	**(361)**	**(304)**
Otros productos (gastos) (neto)	(143)	(117)	(143)	(4)	(32)	(74)	(117)
Utilidad (pérdida) monetaria	(237)	(187)	(237)	(258)	(132)	(287)	(187)
Resultado antes de ISR y PTU	**2,449**	**2,594**	**2,449**	**2,724**	**2,729**	**2,266**	**2,594**
ISR y PTU causados	(208)	(195)	(208)	(83)	(211)	(113)	(195)
ISR y PTU diferidos	(424)	(628)	(424)	(777)	(614)	(524)	(628)
Resultado antes de participaci n en subsidiarias, asociadas y afiliadas	**1,817**	**1,771**	**1,817**	**1,864**	**1,904**	**1,629**	**1,771**
Participación en el result. de subs., asoc. Y afil.	(8)	(15)	(8)	(7)	(58)	(121)	(15)
Resultado por operaciones continuas	**1,809**	**1,756**	**1,809**	**1,857**	**1,846**	**1,508**	**1,756**
Operaciones discontinuas, partidas extraordinarias y cambios en pol ticas contables	-	-	-	-	-	-	-
Inter s minoritario	(83)	(78)	(83)	(34)	(83)	(34)	(78)
Utilidad neta	**1,726**	**1,678**	**1,726**	**1,823**	**1,763**	**1,474**	**1,678**

El cuadro anterior incorpora los asientos contables derivados de la operación de venta de la posición accionaria en Far-Ben realizada en 2T02 que a continuación se presentan:

Resultados	Monto
Resultado por posici n monetaria	(122)
Valuación	(257)
Impuesto diferido	162
Efecto total neto	(217)

Capital Contable	Monto
Resultado por posición monetaria	122
Valuaci n	257
Impuesto diferido	(90)
Resultados	(217)
Efecto total neto	72

Para facilitar la comparación, en la siguiente página se presenta el Estado de Resultados de Grupo Financiero BBVA Bancomer y Subsidiarias ajustado por los asientos descritos, cuyo efecto neto se presenta como partida extraordinaria.

GRUPO FINANCIERO BBVA BANCOMER Y SUBSIDIARIAS
ESTADO DE RESULTADOS CONSOLIDADO

Expresado en moneda de poder adquisitivo de marzo de 2003

AJUSTADO POR LOS ASIENTOS DERIVADOS DE LA VENTA DE TITULOS DISPONIBLES PARA LA VENTA DESCRITA EN LA PAGINA ANTERIOR

Millones de Pesos	3 Meses 2003	3 Meses 2002	1T 2003	4T 2002	3T 2002	2T 2002	1T 2002
Ingreso por intereses	13,323	12,272	13,323	13,327	12,280	11,565	12,272
Gasto por intereses	(8,395)	(7,897)	(8,395)	(8,373)	(7,472)	(7,074)	(7,897)
Margen financiero antes de Repomo	**4,928**	**4,375**	**4,928**	**4,954**	**4,808**	**4,491**	**4,375**
Resultado por posición monetaria neto (m. fin.)	119	221	119	239	175	241	221
Margen financiero	**5,047**	**4,596**	**5,047**	**5,193**	**4,983**	**4,732**	**4,596**
Estimaci n preventiva para riesgos crediticios	(1,014)	(655)	(1,014)	(784)	(691)	(598)	(655)
Margen financiero ajustado	**4,033**	**3,941**	**4,033**	**4,409**	**4,292**	**4,134**	**3,941**
Ingreso no financiero	**3,307**	**3,724**	**3,307**	**3,249**	**3,222**	**3,424**	**3,724**
Comisiones netas	3,284	2,942	3,284	3,104	3,292	2,937	2,942
Comisiones y tarifas cobradas	3,714	3,365	3,714	3,543	3,784	3,364	3,365
Comisiones y tarifas pagadas	(430)	(423)	(430)	(439)	(492)	(427)	(423)
Resultado por intermediación	23	782	23	145	(70)	487	782
Ingresos totales de la operación	**7,340**	**7,665**	**7,340**	**7,658**	**7,514**	**7,558**	**7,665**
Gastos de administraci n y promoci n	(4,511)	(4,767)	(4,511)	(4,672)	(4,621)	(4,674)	(4,767)
Resultado de la operaci n	**2,829**	**2,898**	**2,829**	**2,986**	**2,893**	**2,884**	**2,898**
Otros productos (gastos) (neto)	**(380)**	**(304)**	**(380)**	**(262)**	**(164)**	**(240)**	**(304)**
Otros productos (gastos) (neto)	(143)	(117)	(143)	(4)	(32)	(74)	(117)
Utilidad (p rdida) monetaria	(237)	(187)	(237)	(258)	(132)	(166)	(187)
Resultado antes de ISR y PTU	**2,449**	**2,594**	**2,449**	**2,724**	**2,729**	**2,644**	**2,594**
ISR y PTU causados	(208)	(195)	(208)	(83)	(211)	(113)	(195)
ISR y PTU diferidos	(424)	(628)	(424)	(777)	(614)	(686)	(628)
Resultado antes de participación en subsidiarias, asociadas y afiliadas	**1,817**	**1,771**	**1,817**	**1,864**	**1,904**	**1,845**	**1,771**
Participaci n en el result. de subs., asoc. Y afil.	(8)	(15)	(8)	(7)	(58)	(121)	(15)
Resultado por operaciones continuas	**1,809**	**1,756**	**1,809**	**1,857**	**1,846**	**1,724**	**1,756**
Operaciones discontinuas, partidas extraordinarias y cambios en pol ticas contables	-	-	-	-	-	(216)	-
Inter s minoritario	(83)	(78)	(83)	(34)	(83)	(34)	(78)
Utilidad neta	**1,726**	**1,678**	**1,726**	**1,823**	**1,763**	**1,474**	**1,678**

GRUPO FINANCIERO BBVA BANCOMER Y SUBSIDIARIAS
ESTADO DE CAMBIOS EN LA SITUACION FINANCIERA CONSOLIDADO
DEL 1 DE ENERO AL 31 DE MARZO DE 2003

Expresado en moneda de poder adquisitivo de marzo de 2003

Millones de Pesos	
Actividades de Operaci n	
Utilidad neta antes de inter s minoritario	1,809
Partidas aplicadas a result. que no generaron o req. utilizar recursos	
Resultados por valuaci n a mercado	(101)
Estimación preventiva para riesgos crediticios	1,014
Depreciación y amortización	380
Impuestos diferidos	424
Provisiones para obligaciones diversas	(373)
Participaci n en el resultado de afiliadas no consolidadas	8
	3,161
Aumento o disminución de partidas relacionadas con la operación:	
Captación (ventanilla y mesa de dinero)	39,751
Cartera crediticia (neta)	4,186
Operaciones de tesorer a (inversiones en valores y opns. con valores)	(46,614)
Operaciones con instrumentos derivados con fines de negociación	(170)
Pr stamos interbancarios y de otros organismos	(13,447)
Recursos generados (o utilizados) por la operaci n	**(13,133)**
Actividades de financiamiento	
Obligaciones subordinadas en circulaci n no convertibles en capital	174
Obligaciones subordinadas en circulación de conversión forzosa en capital	-
Conversi n de obligaciones subordinadas de capital	-
Pago de dividendos en efectivo de Afore Bancomer (cap. minoritario)	(216)
Capital Contable	35
Inter s minoritario de notas de capital BBVA Bancomer, S.A.	115
Recursos generados (o utilizados) en actividades de financiamiento	**108**
Actividades de inversión	
Activo fijo	5
Inversiones permanentes en acciones	(169)
Bienes adjudicados	229
Otros activos, otros pasivos, cargos y cr ditos diferidos (neto)	2,848
Recursos generados (o utilizados) en actividades de inversión	**2,913**
Aumento (o disminuci n) de efectivo y equivalentes	**(10,112)**
Efectivo y equivalentes al principio del per odo	**72,149**
Efectivo y equivalentes al final del per odo	**62,037**

GRUPO FINANCIERO BBVA BANCOMER Y SUBSIDIARIAS
ESTADO DE VARIACIONES EN EL CAPITAL CONTABLE CONSOLIDADO
DEL 1 DE ENERO AL 31 DE MARZO DE 2003

Expresado en moneda de poder adquisitivo de marzo de 2003

Millones de Pesos	Capital Contable Mayoritario									Interés Min. de Subs.	Interés Min. Notas de Capital	Total Capital Contable
	Capital Contribuido		Capital Ganado									
	Capital Social	Prima en Venta de Acciones	Reservas de Capital	Result. de Ejercicios Ant.	Result. por Val. de Títulos	Result. por Conversión Ops. Ext.	Insuf. Act. Capital Contable	Res. por Ten. Act. no Monet.	Result. Neto			
Saldos a Dic. 31 '02 Act. a Pesos de Mar. '03	2,905	65,153	7,635	(5,176)	(2,165)	29	(21,968)	(919)	6,738	483	5,280	**57,995**
Mov. inherentes a las dec. de los accionistas												
Capital mayoritario:												
Amortización de resultado de ejercicios anteriores		(2,694)		2,694								-
Capitalización de la actualización	4,767	(28,693)	(1,374)	2,453			21,968	879				-
Traspaso del resultado del ejercicio 2002				6,738					(6,738)			-
Capital minoritario:												
Pago de dividendos de Afore Bancomer										(216)		**(216)**
Total	4,767	(31,387)	(1,374)	11,885	-	-	21,968	879	(6,738)	(216)	-	(216)
Movimientos inherentes al reconocimiento de la utilidad integral												
Resultado del ejercicio									1,726	83		**1,809**
Erosión monetaria de Notas de Capital											115	**115**
Resultado por tenencia de activos no monetarios								40				**40**
Result. por valuación de títulos Disp. para la venta					(91)							**(91)**
Resultado por conversión de subs. extranjeras				29		(29)						-
Total	-	-	-	29	(91)	(29)	-	40	1,726	83	115	1,873
Saldos al 31 de marzo de 2003	**7,672**	**33,766**	**6,261**	**6,738**	**(2,256)**	-	-	-	**1,726**	**350**	**5,395**	59,652

NEGOCIO BANCARIO CON SUBSIDIARIAS
BALANCE GENERAL
Expresado en moneda de poder adquisitivo de marzo de 2003

Millones de Pesos	Mar 2003	Dic 2002	Sep 2002	Jun 2002	Mar 2002
ACTIVO					
Disponibilidades	**61,980**	**72,101**	**55,405**	**65,970**	**56,257**
Inversiones en valores	**110,603**	**64,088**	**78,775**	**74,668**	**72,367**
Títulos para negociar	73,898	37,960	51,992	47,192	44,818
T tulos disponibles para la venta	4,502	4,845	4,979	5,455	5,704
Títulos conservados a vencimiento	32,203	21,283	21,804	22,021	21,845
Operaciones con valores y derivados	**301**	**216**	**82**	**18**	**434**
Saldos deudores en operaciones de reportos	216	176	41	2	40
Operaciones con instrumentos financieros derivados	73	35	40	14	365
Valores no asignados por liquidar	12	5	1	2	29
Cartera de crédito vigente					
Cr ditos comerciales	64,075	68,090	67,728	68,332	65,128
Créditos a entidades financieras					
Cr ditos al consumo	20,084	20,409	19,548	17,586	16,089
Créditos a la vivienda	37,659	40,390	41,787	43,083	44,480
Cr ditos a entidades gubernamentales	32,068	31,569	29,879	28,101	32,990
Créditos al Fobaproa o al IPAB	78,829	78,783	79,717	90,517	91,298
Total Cartera de crédito vigente	**232,715**	**239,241**	**238,659**	**247,619**	**249,985**
Cartera de cr dito vencida					
Créditos comerciales	4,523	4,746	5,126	5,141	5,416
Cr ditos a entidades financieras					
Créditos al consumo	1,045	1,084	982	1,028	970
Cr ditos a la vivienda	6,474	5,249	5,826	6,204	6,308
Total Cartera de crédito vencida	**12,042**	**11,079**	**11,934**	**12,373**	**12,694**
Total Cartera de cr dito (bruta)	**244,757**	**250,320**	**250,593**	**259,992**	**262,679**
Estimación preventiva para riesgos crediticios	(12,128)	(12,494)	(12,945)	(13,314)	(14,228)
Total Cartera de cr dito (neta)	**232,629**	**237,826**	**237,648**	**246,678**	**248,451**
Otras cuentas por cobrar (neto)	5,434	5,935	14,350	8,573	5,608
Bienes adjudicados	3,066	3,294	3,335	3,452	3,791
Inmuebles, mobiliario y equipo (neto)	14,811	15,157	15,274	15,680	16,062
Inversiones permanentes en acciones	2,089	1,736	1,918	2,069	2,072
Impuestos diferidos (neto)	23,656	24,043	24,684	25,203	25,834
Otros activos	**2,951**	**3,104**	**2,943**	**3,064**	**3,208**
Otros activos, cargos diferidos e intangibles	1,331	1,461	1,277	1,376	1,496
Crédito mercantil	1,620	1,643	1,666	1,688	1,712
TOTAL ACTIVO	**457,520**	**427,500**	**434,414**	**445,375**	**434,084**

NEGOCIO BANCARIO CON SUBSIDIARIAS
BALANCE GENERAL (Continuación)
Expresado en moneda de poder adquisitivo de marzo de 2003

Millones de Pesos	Mar 2003	Dic 2002	Sep 2002	Jun 2002	Mar 2002
PASIVO					
Captación	**361,357**	**321,414**	**328,520**	**331,692**	**319,267**
Dep sitos de exigibilidad inmediata	147,696	151,836	141,391	142,168	130,747
Depósitos a plazo	213,661	169,578	187,129	189,524	187,991
Bonos bancarios	0	0	0	0	529
Préstamos interbancarios y de otros organismos	**28,276**	**41,724**	**41,428**	**49,612**	**49,906**
De exigibilidad inmediata	0	2,128	0	3	5,900
De corto plazo	9,994	20,027	23,160	30,627	24,223
De largo plazo	18,282	19,569	18,268	18,982	19,783
Operaciones con valores y derivados	**1,035**	**1,161**	**2,965**	**3,450**	**1,107**
Saldos acreedores en operaciones de reporto	230	223	106	113	63
Valores a entregar en operaciones de préstamo	0	0	1,871	2,364	497
Operaciones con instrumentos derivados	803	934	988	972	511
Valores no asignados por liquidar	2	4	0	1	36
Otras cuentas por pagar	**7,701**	**6,696**	**6,411**	**6,028**	**11,707**
ISR y PTU por pagar	234	538	483	293	286
Acreedores diversos y otras cuentas por pagar	7,467	6,158	5,928	5,735	11,421
Obligaciones subordinadas en circulaci n	**5,468**	**5,294**	**5,490**	**6,693**	**6,620**
Créditos diferidos	**1,756**	**41**	**42**	**39**	**50**
TOTAL PASIVO	**405,593**	**376,330**	**384,856**	**397,514**	**388,657**
CAPITAL CONTABLE					
Capital contribuido	**31,568**	**32,456**	**32,456**	**32,456**	**32,157**
Capital social	16,513	14,853	14,853	14,853	14,820
Prima en suscripci n de acciones	15,055	17,603	17,603	17,603	17,337
Capital ganado	**14,615**	**12,952**	**11,382**	**9,849**	**8,175**
Reservas de capital	4,212	8,406	8,404	7,885	7,885
Resultado de ejercicios anteriores	10,952	4,365	4,587	5,109	5,111
Resultado por valuaci n de t tulos disponibles para la venta	(2,190)	(2,104)	(2,123)	(1,978)	(2,174)
Resultado por conversión de operaciones extranjeras	0	29	25	15	(11)
Exceso o insuficiencia en la actualizaci n del capital contable	0	(3,577)	(3,580)	(3,585)	(3,602)
Resultado por tenencia de activos no monetarios	0	(545)	(568)	(582)	(626)
Resultado neto	1,641	6,378	4,637	2,985	1,592
Capital contable mayoritario	**46,183**	**45,408**	**43,838**	**42,305**	**40,332**
Interés minoritario de Notas de Capital	**5,394**	**5,280**	**5,270**	**5,191**	**4,764**
Inter s minoritario de Subsidiarias	**350**	**482**	**450**	**365**	**331**
TOTAL CAPITAL CONTABLE	**51,927**	**51,170**	**49,558**	**47,861**	**45,427**
TOTAL PASIVO Y CAPITAL CONTABLE	**457,520**	**427,500**	**434,414**	**445,375**	**434,084**

NEGOCIO BANCARIO CON SUBSIDIARIAS

BALANCE GENERAL (Cuentas de Orden)

Expresado en moneda de poder adquisitivo de marzo de 2003

Millones de Pesos	
Avales otorgados	53
Aperturas de créditos irrevocables	8,666
Bienes en fideicomiso o mandato	358,513
Bienes en custodia o administraci n	40,437
Otras obligaciones contingentes	2,534
Montos comprometidos en operaciones con FOBAPROA o IPAB	35,002
Operaciones de banca de inversión por cuenta de terceros (neto)	10,765
	455,970
Títulos a recibir por reporto	118,747
(Menos) Acreedores por reporto	118,814
	(67)
Deudores por reporto	79,684
(Menos) Títulos a entregar por reporto	79,631
	53

NEGOCIO BANCARIO CON SUBSIDIARIAS
BALANCE GENERAL
Expresado en moneda de poder adquisitivo de marzo de 2003

Millones de Pesos	Bancomer	Bancomer Servicios
ACTIVO		
Disponibilidades	**61,980**	**53**
Inversiones en valores	**107,740**	**2,863**
Titulos para negociar	71,202	2,696
T tulos disponibles para la venta	4,335	167
Títulos conservados a vencimiento	32,203	0
Operaciones con valores y derivados	**328**	**1**
Saldos deudores en operaciones de reportos	243	1
Operaciones con instrumentos derivados	73	0
Valores no asignados por liquidar	12	0
Cartera de crédito vigente		
Cr ditos comerciales	64,075	0
Créditos al consumo	20,084	0
Créditos a la vivienda	37,659	0
Cr ditos a entidades gubernamentales	32,068	0
Créditos al Fobaproa o al IPAB	78,829	0
Total Cartera de crédito vigente	**232,715**	**0**
Cartera de cr dito vencida		
Créditos comerciales	4,523	0
Créditos al consumo	1,045	0
Cr ditos a la vivienda	6,474	0
Total Cartera de crédito vencida	**12,042**	**0**
Total Cartera de crédito (bruta)	**244,757**	**0**
Estimación preventiva para riesgos crediticios	(12,128)	0
Total Cartera de cr dito (neta)	**232,629**	**0**
Otras cuentas por cobrar (neto)	5,344	256
Bienes adjudicados	2,815	251
Inmuebles, mobiliario y equipo (neto)	14,766	45
Inversiones permanentes en acciones	2,007	82
Impuestos diferidos (neto)	21,154	2,502
Otros activos	**2,951**	**0**
Otros activos, cargos diferidos e intangibles	1,331	0
Crédito mercantil	1,620	0
TOTAL ACTIVO	**451,714**	**6,053**
PASIVO		
Captación	**361,410**	**0**
Depósitos de exigibilidad inmediata	147,749	0
Dep sitos a plazo	213,661	0
Préstamos interbancarios y de otros organismos	**28,276**	**0**
De exigibilidad inmediata	0	0
De corto plazo	9,994	0
De largo plazo	18,282	0
Operaciones con valores y derivados	**1,034**	**29**
Saldos acreedores en operaciones de reporto	229	29
Operaciones con instrumentos derivados	803	0
Valores no asignados por liquidar	2	0
Otras cuentas por pagar	**6,857**	**1,010**
ISR y PTU por pagar	234	0
Acreedores diversos y otras cuentas por pagar	6,623	1,010
Obligaciones subordinadas en circulaci n	**5,468**	**0**
Créditos diferidos	**1,738**	**18**
TOTAL PASIVO	**404,783**	**1,057**
CAPITAL CONTABLE		
Capital contribuido	**27,222**	**4,346**
Capital social	12,191	4,322
Prima en suscripción de acciones	15,031	24
Capital ganado	**13,965**	**650**
Reservas de capital	3,762	450
Resultado de ejercicios anteriores	10,952	0
Resultado por valuación de títulos disponibles para la venta	(2,175)	(15)
Resultado por conversi n de operaciones extranjeras	0	0
Exceso o insuficiencia en la actualización del capital contable	0	0
Resultado por tenencia de activos no monetarios	0	0
Resultado neto	1,426	215
Capital contable mayoritario	**41,187**	**4,996**
Interés minoritario de notas de capital	**5,394**	**0**
Inter s minoritario de subsidiarias	**350**	**0**
TOTAL CAPITAL CONTABLE	**46,931**	**4,996**
TOTAL PASIVO Y CAPITAL CONTABLE	**451,714**	**6,053**

NEGOCIO BANCARIO CON SUBSIDIARIAS
ESTADO DE RESULTADOS

Expresado en moneda de poder adquisitivo de marzo de 2003

Millones de Pesos	3 Meses 2003	3 Meses 2002	1T 2003	4T 2002	3T 2002	2T 2002	1T 2002
Ingreso por intereses	13,321	12,269	13,321	13,325	12,280	11,562	12,269
Gasto por intereses	(8,426)	(7,917)	(8,426)	(8,396)	(7,494)	(7,096)	(7,917)
Margen financiero neto antes de Repomo	**4,895**	**4,352**	**4,895**	**4,929**	**4,786**	**4,466**	**4,352**
Resultado por posición monetaria neto (m. fin.)	139	236	139	271	195	264	236
Margen financiero	**5,034**	**4,588**	**5,034**	**5,200**	**4,981**	**4,730**	**4,588**
Estimación preventiva para riesgos crediticios	(1,014)	(655)	(1,014)	(784)	(691)	(598)	(655)
Margen financiero ajustado	**4,020**	**3,933**	**4,020**	**4,416**	**4,290**	**4,132**	**3,933**
Ingreso no financiero	**3,178**	**3,557**	**3,178**	**3,110**	**3,087**	**3,022**	**3,557**
Comisiones netas	3,176	2,812	3,176	2,997	3,174	2,802	2,812
Comisiones y tarifas cobradas	3,608	3,243	3,608	3,442	3,674	3,241	3,243
Comisiones y tarifas pagadas	(432)	(431)	(432)	(445)	(500)	(439)	(431)
Resultado por intermediación	2	745	2	113	(87)	220	745
Ingresos totales de la operación	**7,198**	**7,490**	**7,198**	**7,526**	**7,377**	**7,154**	**7,490**
Gastos de administración y promoción	(4,423)	(4,677)	(4,423)	(4,560)	(4,546)	(4,581)	(4,677)
Resultado de la operación	**2,775**	**2,813**	**2,775**	**2,966**	**2,831**	**2,573**	**2,813**
Otros productos (gastos) (neto)	**(381)**	**(305)**	**(381)**	**(273)**	**(152)**	**(371)**	**(305)**
Otros productos(gastos) neto	(144)	(118)	(144)	(17)	(19)	(85)	(118)
Resultado por posición monetaria neto (otros)	(237)	(187)	(237)	(256)	(133)	(286)	(187)
Resultado antes de ISR y PTU	**2,394**	**2,508**	**2,394**	**2,693**	**2,679**	**2,202**	**2,508**
ISR y PTU causados	(191)	(169)	(191)	(81)	(200)	(90)	(169)
ISR y PTU diferidos	(423)	(628)	(423)	(769)	(614)	(524)	(628)
Resultado antes de participación en el resultado de subsidiarias y asociadas	**1,780**	**1,711**	**1,780**	**1,843**	**1,865**	**1,588**	**1,711**
Participación en el result. de subsidiarias y asociadas	(57)	(41)	(57)	(70)	(127)	(161)	(41)
Resultado por operaciones continuas	**1,723**	**1,670**	**1,723**	**1,773**	**1,738**	**1,427**	**1,670**
Operaciones discontinuas, partidas extraordinarias y cambios en políticas contables	-	-	-	-	-	-	-
Utilidad neta antes de interés minoritario	**1,723**	**1,670**	**1,723**	**1,773**	**1,738**	**1,427**	**1,670**
Interés minoritario	(82)	(78)	(82)	(32)	(86)	(34)	(78)
Utilidad neta	**1,641**	**1,592**	**1,641**	**1,741**	**1,652**	**1,393**	**1,592**

El cuadro anterior incorpora los asientos contables derivados de la operación de venta de la posición accionaria en Far-Ben realizada en 2T02 que a continuación se presentan:

Resultados	Monto
Resultado por posici n monetaria	(122)
Valuación	(257)
Impuesto diferido	162
Efecto total neto	(217)

Capital Contable	Monto
Resultado por posición monetaria	122
Valuaci n	257
Impuesto diferido	(90)
Resultados	(217)
Efecto total neto	72

Para facilitar la comparación, en la siguiente página se presenta el Estado de Resultados del Negocio Bancario y Subsidiarias ajustado por los asientos descritos, cuyo efecto neto se presenta como partida extraordinaria.

NEGOCIO BANCARIO CON SUBSIDIARIAS
ESTADO DE RESULTADOS

Expresado en moneda de poder adquisitivo de marzo de 2003

AJUSTADO POR LOS ASIENTOS DERIVADOS DE LA VENTA DE TITULOS DISPONIBLES PARA LA VENTA DESCRITA EN LA PAGINA ANTERIOR

Millones de Pesos	3 Meses 2003	3 Meses 2002	1T 2003	4T 2002	3T 2002	2T 2002	1T 2002
Ingreso por intereses	13,321	12,269	13,321	13,325	12,280	11,562	12,269
Gasto por intereses	(8,426)	(7,917)	(8,426)	(8,396)	(7,494)	(7,096)	(7,917)
Margen financiero neto antes de Repomo	**4,895**	**4,352**	**4,895**	**4,929**	**4,786**	**4,466**	**4,352**
Resultado por posici n monetaria neto (m. fin.)	139	236	139	271	195	264	236
Margen financiero	**5,034**	**4,588**	**5,034**	**5,200**	**4,981**	**4,730**	**4,588**
Estimaci n preventiva para riesgos crediticios	(1,014)	(655)	(1,014)	(784)	(691)	(598)	(655)
Margen financiero ajustado	**4,020**	**3,933**	**4,020**	**4,416**	**4,290**	**4,132**	**3,933**
Ingreso no financiero	**3,178**	**3,557**	**3,178**	**3,110**	**3,087**	**3,279**	**3,557**
Comisiones netas	3,176	2,812	3,176	2,997	3,174	2,802	2,812
Comisiones y tarifas cobradas	3,608	3,243	3,608	3,442	3,674	3,241	3,243
Comisiones y tarifas pagadas	(432)	(431)	(432)	(445)	(500)	(439)	(431)
Resultado por intermediaci n	2	745	2	113	(87)	477	745
Ingresos totales de la operación	**7,198**	**7,490**	**7,198**	**7,526**	**7,377**	**7,411**	**7,490**
Gastos de administración y promoción	(4,423)	(4,677)	(4,423)	(4,560)	(4,546)	(4,581)	(4,677)
Resultado de la operación	**2,775**	**2,813**	**2,775**	**2,966**	**2,831**	**2,830**	**2,813**
Otros productos (gastos) (neto)	**(381)**	**(305)**	**(381)**	**(273)**	**(152)**	**(249)**	**(305)**
Otros productos	(144)	(118)	(144)	(17)	(19)	(85)	(118)
Resultado por posici n monetaria neto (otros)	(237)	(187)	(237)	(256)	(133)	(164)	(187)
Resultado antes de ISR y PTU	**2,394**	**2,508**	**2,394**	**2,693**	**2,679**	**2,581**	**2,508**
ISR y PTU causados	(191)	(169)	(191)	(81)	(200)	(90)	(169)
ISR y PTU diferidos	(423)	(628)	(423)	(769)	(614)	(686)	(628)
Resultado antes de participaci n en subsidiarias, asociadas y afiliadas	**1,780**	**1,711**	**1,780**	**1,843**	**1,865**	**1,805**	**1,711**
Participaci n en el result. de subs., asoc. y afil.	(57)	(41)	(57)	(70)	(127)	(161)	(41)
Resultado por operaciones continuas	**1,723**	**1,670**	**1,723**	**1,773**	**1,738**	**1,644**	**1,670**
Operaciones discontinuas, partidas extraordinarias y cambios en políticas contables	-	-	-	-	-	(217)	-
Utilidad neta antes de inter s minoritario	**1,723**	**1,670**	**1,723**	**1,773**	**1,738**	**1,427**	**1,670**
Inter s minoritario	(82)	(78)	(82)	(32)	(86)	(34)	(78)
Utilidad neta	**1,641**	**1,592**	**1,641**	**1,741**	**1,652**	**1,393**	**1,592**

1. Inversiones en Valores

Al 31 de marzo de 2003, la cartera de inversiones en valores ascendió a Ps. 110,603 millones:

Composición de Inversiones y Operaciones con Valores Millones de Pesos	Gubernamental	Bancario	Otros t tulos de Deuda	Acciones	Total
Inversiones en Valores					
T tulos para negociar	45,919	19,492	8,446	41	73,898
Títulos disponibles para la venta	23	60	124	4,295	4,502
T tulos conservados a vencimiento	13,796	-	18,407	-	32,203
	59,738	**19,552**	**26,977**	**4,336**	**110,603**

2. Operaciones con Valores y Derivados

2.1 Saldos Deudores y Acreedores en Operaciones de Reportos

Al 31 de marzo de 2003, los saldos deudores y acreedores en operaciones de reportos eran los siguientes:

Operaciones de Reportos Millones de Pesos	Gubernamental	Bancario	Total
Títulos a recibir	117,029	1,718	118,747
Acreedores por reporto	117,097	1,717	118,814
Títulos a entregar	79,631	-	79,631
Deudores por reporto	79,684	-	79,684

2.2 Operaciones con Instrumentos Financieros Derivados

Al 31 de marzo de 2003, los montos nocionales de contratos financieros derivados eran los siguientes:

Fines de Negociación

	Futuros *	
Subyacente	Compra	Venta
USD	211	13
Euro	29	-
MXN	-	-
JY	-	-
T BILL	-	740
M3	-	11
TIIE	24,701	413,680
Cetes	2,900	8,120
IPC	19	34

	Contratos Adelantados	
Subyacente	Compra	Venta
USD *	21,482	23,400
Otras Divisas	-	-
Acciones	-	-
TIIE **	1,800	-
Libor **	-	-

Subyacente	Opciones ** Call Emitidas	Call Compradas	Put Emitidas	Put Compradas
USD	1,173	378	340	108
ADRs	-	1	-	-
Futuros de Euros	-	2	2	-
Tasas de Inter s	-	-	-	10,253

Divisa	Swaps de Divisas * Por Recibir	A Entregar
MXN	7,482	8,306
USD	14,205	9,523
UDI	1,524	5,215

Swaps de Tasa de Inter s **	
MXN	207,023
USD	9,605
UDI	-

Swaps de Acciones	
Acciones	-

* Monto Contratado en Millones de Pesos

** Monto de Referencia en Millones de Pesos

Fines de Cobertura

Subyacente	Contratos Adelantados * Compra	Venta
USD	50,756	60,616
Acciones	-	-

Subyacente	Opciones ** Call Emitidas	Call Compradas	Put Emitidas	Put Compradas
USD	-	-	-	-
Tasas de Inter s	-	101	-	-

Divisa	Swaps de Divisas * Por Recibir	A Entregar
MXN	9,034	-
USD	-	8,496
Otras Divisas	-	474

Swaps de Tasa de Inter s **	
MXN	13,600
USD	4,316
UDI	186

* Monto Contratado en Millones de Pesos

** Monto de Referencia en Millones de Pesos

3. Valor en Riesgo

El VeR es una técnica estadística de medición de riesgo de mercado que busca determinar la máxima pérdida esperada de forma razonable, dentro de un horizonte de tiempo dado y bajo condiciones normales de mercado, por mantener posiciones abiertas en los mercados financieros. La medición de VeR se realiza mediante los siguientes pasos:

Definir el grado de sensibilidad en la valuación de las posiciones ante cambios en precios, tasas, tipos y/o índices. Es decir, determinar cuánto varía el valor de una posición o cartera al cambiar las variables o factores de riesgo que determinan su precio.

Estimar el cambio esperado "de forma razonable" para un horizonte de tiempo determinado de tales precios, tasas, tipos o índices. Es decir, estimar el cambio potencial de los factores de riesgo en el horizonte de tiempo dado respecto a su nivel actual. Esto se define como la volatilidad del factor de riesgo.

Incorporar el grado en que los factores de riesgo se pueden mover de forma conjunta al estimar la variabilidad de la cartera total ("correlación entre los factores de riesgo").

Revaluar el portafolio ante tales cambios conjuntos esperados de los factores de riesgo.

De ello, determinar la pérdida potencial máxima en términos de variación en valor de la cartera bajo análisis.

En resumen, VeR es un número que busca resumir el riesgo de mercado al que se encuentran expuestas las posiciones abiertas en valores, bajo cierto nivel de confianza.

En el caso particular de la Institución, el VeR se calcula bajo tres metodologías y se ha fijado bajo la visión de que no se perderá, en el horizonte de tiempo considerado, más de dicho VeR en el 99% de las veces. Las metodologías usadas son:

- VeR bajo el Modelo Paramétrico: permite identificar el VeR por factor de riesgo.
- VeR bajo Simulación Monte Carlo: permite reconocer riesgos complejos, como los que se pueden dar en posiciones en opciones y otros instrumentos derivados.
- VeR bajo Simulación Histórica: se utiliza la historia real por lo que no asume comportamientos en la distribución de las variaciones en los factores de riesgo.

3.1 Títulos para Negociar

El promedio del Valor en Riesgo trimestral ("VeR") del portafolio de títulos para negociar del Negocio Bancario, incluyendo bonos, acciones, operaciones de mercado de cambios, swaps de tasas de interés, forwards y futuros y otros derivados fuera y dentro de balance, se mide desde dos puntos de vista. El primero toma un período de tenencia de valores de 1 día y un 99% de nivel de confianza, mientras que el segundo toma un período de tenencia de valores de 10 días y un nivel de confianza del 99%. El VeR promedio durante el trimestre fue de Ps. 74 millones bajo la primer definición, lo que representa 0.1% del capital del Negocio Bancario, mientras que bajo la segunda definición el VeR promedio se ubicó en Ps. 229 millones, lo que representa 0.4% del capital del Negocio Bancario.

Negocio Bancario: Valor en Riesgo Millones de Pesos	**1T 2003**	**4T 2002**	**1T 2002**
VeR 1 día	74	101	53
VeR 10 días	229	315	164

Cifras VeR Paramétrico en pesos nominales de cada período.

Negocio Bancario: Valor en Riesgo Millones de Pesos	**VeR 1 día**	**VeR 10 días**
Renta fija	75	231
Renta variable	1	3
Cambios	13	44
Total	**74**	**229**

3.2 Títulos Disponibles para la Venta

Por su parte, el Valor en Riesgo trimestral del portafolio de títulos disponibles para la venta muestra el siguiente comportamiento:

Negocio Bancario: Valor en Riesgo Millones de Pesos	**1T 2003**	**4T 2002**	**1T 2002**
VeR 1 día	66	103	23
VeR 10 días	178	280	68

Cifras VeR Paramétrico en pesos nominales de cada período.

Negocio Bancario: Valor en Riesgo Millones de Pesos	**VeR 1 d a**	**VeR 10 d as**
Renta fija	5	11
Renta variable	66	177
Total	**66**	**178**

4. Intermediación

Ingresos por Intermediación Millones de Pesos	Resultados de los 3M03 por Valuación	Resultados de los 3M03 por Compra Venta	TOTAL
Inversiones en valores	91	(101)	(10)
Renta Variable	(1)	(25)	(26)
Renta Fija	92	(76)	16
Operaciones en reporto	43	(55)	(12)
Operaciones con instrumentos financieros derivados	(2)	(242)	(244)
TOTAL	132	(398)	(266)

5. Calificación de Cartera

Al cierre de marzo de 2003, la calificación de cartera y las reservas asociadas por tipo de cartera eran las siguientes:

Negocio Bancario: Calificación de la Cartera de Créditos Millones de Pesos	Comercial		Vivienda		Consumo	
	Saldo	Estimación Preventiva	Saldo	Estimación Preventiva	Saldo	Estimación Preventiva
A [1]	218,010	568	29,911	245	18,772	95
B	10,300	1,853	6,510	526	1,277	128
C	3,411	1,373	3,813	1,239	287	129
D	288	225	4,092	2,864	386	289
E	2,029	1,935	2	135	525	524
Total	234,038	5,954	44,328	5,009	21,247	1,165

La calificación de la cartera comercial, hipotecaria y de consumo corresponden al mes de marzo de 2003.

(1) Cartera comercial incluye cartera exceptuada por Ps. 155,971 millones que incluye saldo bruto de pagarés Fobaproa/IPAB

Con base en acuerdos entre la CNBV y las instituciones de crédito, se ha definido a la cartera comercial emproblemada como aquella con calificación de riesgo D y E. En función de esta definición, la cartera comercial emproblemada asciende a Ps. 2,317 millones, lo que representa solamente 0.99% de la misma. La cartera emproblemada se ha reducido en Ps. 763 millones en los últimos doce meses.

6. Capitalización

A marzo de 2003, el índice total de capitalización estimado de Bancomer, incluyendo riesgo de mercado en la determinación de activos en riesgo, fue 12.9%, con capital básico de 9.8%. A la misma fecha, el índice total de capitalización estimado de Bancomer Servicios, incluyendo riesgo de mercado en la determinación de activos en riesgo, fue 146.0%.

Capitalizaci n Millones de Pesos	Bancomer Marzo 2003		Bancomer Servicios Marzo 2003	
Capital b sico		23,261		3,199
Capital complementario		7,288		0
Capital Neto		**30,548**		**3,199**
	Riesgo Crédito	Riesgo Cto.& Mdo.	Riesgo Crédito	Riesgo Cto.& Mdo.
% de Activos en Riesgo				
Capital básico	13.35%	9.78%	166.27%	145.95%
Capital complementario	4.18%	3.06%		
Capital Neto	**17.53%**	**12.85%**	**166.27%**	**145.95%**
Activos en Riesgo	174,218	237,814	1,924	2,191

Negocio Bancario: Activos en Riesgo Millones de Pesos	Negocio Bancario		Bancomer		Bancomer Servicios	
	Activos Pond por Riesgo	Capital Requerido	Activos Pond por Riesgo	Capital Requerido	Activos Pond por Riesgo	Capital Requerido
Activos en Riesgo Crédito	176,142	14,091	174,218	13,937	1,924	154
Grupo I (ponderados al 0%)						
Grupo II (ponderados al 20%)	11,985	959	11,436	915	549	44
Grupo III (ponderados al 100%)	164,157	13,133	162,782	13,023	1,375	110
Activos en Riesgo Mercado	63,864	5,109	63,596	5,088	268	21
Operaciones en moneda nacional con tasa nominal	38,949	3,116	38,681	3,094	268	21
Operaciones en moneda nacional con tasa real o denominados en Udis	1,597	128	1,597	128		
Tasa de interés operaciones en moneda extranjera con tasa nominal	11,187	895	11,187	895		
Posiciones en udis o con rendimiento referido al INPC	29	2	29	2		
Posiciones en divisas o con rendimiento indizado al tipo de cambio	871	70	871	70		
Posiciones en accs. o con rendimiento indizado al precio de una acción o grupo de accs.	11,230	898	11,230	898	0	0
Total con Crédito y Mercado	240,006	19,200	237,814	19,025	2,191	175

Negocio Bancario: Capital Neto Millones de Pesos	Negocio Bancario	Bancomer	Bancomer Servicios
Capital Básico	26,459	23,261	3,199
Capital contable	46,185	41,189	4,996
Obligaciones subordinadas e inst. de capitalización	3,034	3,034	
Deducción de Invs. en inst. subordinados			
Deducción de Invs. en accs. de entidades financieras	(3,829)	(3,766)	(63)
Deducción de Invs. en accs. no financieras	(1,165)	(998)	(167)
Deducción de financiamientos otorgados p/adq. de accs. del banco o de ent. del grupo			
Deducción de Impuestos Diferidos	(15,511)	(13,944)	(1,568)
Gastos de Organización y otros intangibles	(2,251)	(2,251)	
Otros activos que se restan	(3)	(3)	
Capital Complementario	7,288	7,288	0
Obligaciones e instrumentos de capitalización	5,408	5,408	
Reservas preventivas por riesgos crediticios generales	1,880	1,880	
Deducción de títulos subordinados			
Capital Neto	33,747	30,548	3,199

7. Programas de Apoyo a Deudores

Costo Programas de Apoyo a Deudores Millones de Pesos	3 Meses 2003	3 Meses 2002	1T 2003	4T 2002	3T 2002	2T 2002	1T 2002
A Cartera comercial	4	8	4	4	5	3	8
A Cartera vivienda	337	369	337	347	365	343	369
TOTAL	341	377	341	351	370	346	377

8. Préstamos Interbancarios

Prestamos Interbancarios Millones de Pesos		Moneda Nacional		Moneda Extranjera		Total	
		Saldo	Tasa	Saldo	Tasa	Saldo	Tasa
1T03	Préstamos interbancarios y otros organismos	14,028	8.2%	14,249	3.9%	28,277	6.1%
4T02	Préstamos interbancarios y otros organismos	26,134	7.9%	15,590	4.4%	41,724	6.7%
3T02	Préstamos interbancarios y otros organismos	27,019	7.2%	14,409	5.0%	41,428	6.6%
2T02	Préstamos interbancarios y otros organismos	35,015	6.9%	14,597	4.7%	49,613	6.1%
1T02	Préstamos interbancarios y otros organismos	34,625	7.7%	15,281	3.9%	49,906	6.2%

El 39% de éstos créditos tienen un plazo remanente al vencimiento menor a 1 año, el 17% tiene un plazo de entre 1 y 2 años, y el resto tiene un plazo superior a 2 años.

9. Obligaciones

OBLIGACIONES-PASIVO Millones de Pesos Nombre	Saldo Marzo 2003	Fecha Vencimiento	Tasa
BANCOMER-98 NO CONVERTIBLES	2,500	28-Sep-06	TIIE28
PROMEX-95 NO CONVERTIBLES	50	10-Abr-03	Mas Alta CEDES 365+2.5 ó priv185+2.5 ó CETES 365+3.5 ó TIIP 28 + 2
PROMEX-95-2 NO CONVERTIBLES	50	18-Sep-03	Mas Alta CEDES 365+2.5 ó priv185+2.5 ó CETES 365+3.5 ó TIIE 28 + 1.5
BANCOMER- DLLS NO CONVERTIBLE	1,079	21-Jun-04	LIBOR+4
BANCOMER- DLLS NO CONVERTIBLE	281	28-Mar-04	LIBOR+4
BANCOMER- DLLS NO CONVERTIBLE	1,241	15-May-04	LIBOR+3.5
BANCOMER- DLLS NO CONVERTIBLES	108	29-May-04	LIBOR+3.5
INTERESES DEVENGADOS NO PAGADOS	159		
TOTAL	5,468		

Claves de Cotización					
IPyC	OTC	PORTAL	Latibex	Bloomberg	Reuters
GFBBB	GFBVY	GFBWY	XGFBB	GFBBB MM	GFBBB.MX

Calificaciones de Deuda					
	Largo Plazo		Corto Plazo		Escala Nacional
Bancomer	Pesos	M.E.	Pesos	M.E.	
S&P	BBB	BBB-	A-2	A-3	N/D
Moody's	A1	A3*	P-1	P-2	Aaa.mx
Fitch	BBB	BBB-	F2	F3	AAA (mex)

** Calificación para bonos.*

Contactos

Miguel Rivera Campo
Yvonne Ochoa Rosellini
Tel.(52-55) 5621-5875
Fax (52-55) 5621-3384
investor.relations@bbva.bancomer.com
www.bancomer.com


BBVA Bancomer

Comunicado de Prensa 04/03

April 29th, 2003

GRUPO FINANCIERO BBVA BANCOMER REPORTED NET INCOME OF $1,726 MILLION PESOS IN THE FIRST QUARTER

RESULTS

- GROUP NET INCOME INCREASED 2.9% IN THE FIRST QUARTER OF 2003 COMPARED TO THE SAME QUARTER OF LAST YEAR, REACHING $1,726 MILLION PESOS
- RETURN ON EQUITY WAS 13.0% AND RETURN ON ASSETS 1.5% FOR THE FIRST QUARTER OF THE YEAR
- THIS QUARTER'S EFFICIENCY RATIO WAS 54.0%, IMPROVING THE LEVEL ACHIEVED IN THE FIRST QUARTER OF 2002 OF 57.3%
- NON INTEREST EXPENSE WAS $4,511 MILLION PESOS, WHICH TRANSLATES INTO A REDUCTION OF 5.4% FROM THE FIRST QUARTER OF LAST YEAR TO THE FIRST QUARTER OF THIS YEAR, REPRESENTING SAVINGS OF $256 MILLION PESOS
- THE BANKING BUSINESS REPORTED NET INCOME OF $1,641 MILLION PESOS, 3.0% HIGHER THAN THE SAME PERIOD OF LAST YEAR
- CAPITALIZATION RATIO REACHED 14.1%, IMPROVING 1.9 PERCENTAGE POINTS IN A YEAR

BUSINESS VOLUMES

- DEMAND DEPOSITS GREW $17,009 MILLION PESOS FROM THE FIRST QUARTER OF 2002 TO THE FIRST QUARTER OF 2003
- TIME DEPOSITS INCREASED $25,216 MILLION PESOS YEAR OVER YEAR
- AFORE BANCOMER SURPASSED $71,000 MILLION PESOS IN ASSETS UNDER MANAGEMENT, REACHING 21.5% MARKET SHARE
- SEGUROS BANCOMER ISSUED 15.7% HIGHER TOTAL PREMIUMS THAN LAST QUARTER THROUGH THE BRANCH NETWORK, MAINTAINING ABSOLUTE LEADERSHIP IN BANCASSURANCE WITH MARKET SHARE OF 38%
- BANCOMER TRANSFER SERVICES TRANSFERRED $1,168 MILLION DOLLARS IN THE QUARTER, 27.0% MORE THAN IN THE FIRST QUARTER OF 2002, MAINTAINING ITS LEADERSHIP

INCOME STATEMENT

Grupo Financiero BBVA Bancomer's results performed favorably mainly due to the strength of core earnings (net interest income, fee income and expenses) which increased 45.1% if compared to the same quarter of last year.

Millions of pesos as of Mar 03	1Q03	1Q02	% Change
Net Interest Income	4,928	4,375	13%
Fee Income	3,284	2,942	12%
Expenses	(4,511)	(4,767)	(5)%
Core Earnings	**3,701**	**2,550**	**45%**
Net Income	**1,726**	**1,678**	**3%**

BANKING BUSINESS

Net interest margin for the banking business was 5.0% for the quarter, this is 40 basis points over the level of the first quarter of 2002. The factors which contributed to this result are:

a) Favorable evolution of demand deposit balances

b) Growth in time deposits of 13.5% or $25,216 million pesos year over year, and

c) An increase of $589 million pesos in the banking credit and deposit income, as a result of a higher volume in the business

Fee income for 1Q03 was $3,284 million pesos, 11.6% or $342 million pesos higher than 1Q02. Non-interest expense was reduced by $256 million pesos, from $4,767 million pesos in 1Q02 to $4,511 million pesos in 1Q03.

The bank's performing loans without Fobaproa/IPAB notes reached $113,774 million pesos in 1Q03, which translates into a growth of 1.5% if compared to 1Q02.

On April 1, Bancomer launched a mortgage strategy involving three new products: fixed rate, floating rate and "Apoyo Infonavit" together with the National Housing Funds Agency. Additionally, 8 mortgage centers were set up to work as support units for branches and a dedicated distribution network was created for large builders called the Mortgage Bank.

With this integral strategy, Bancomer positively contributes to develop middle and residential housing markets as a result of better conditions for formal financing, added to interest rate tax deductibility.

To complement the traditional loan origination activity, and due to a more sophisticated and developed financial system, BBVA Bancomer increased client financing via market transactions, as local leader in bond issues with 28% market share, participating in placements worth close to $2,300 million pesos in this quarter, while at the same time strengthening an important source of income.

Non-performing loans dropped 5.1% on a yearly basis.

In deposits, total time deposits showed growth of 26.1% from last quarter.

As of March 2003, the total capitalization index was 14.1% and Tier 1 was 11.0%, the former improving 1.9 percentage points year over year.

NON BANKING BUSINESSES

In the first quarter of this year, non-banking businesses performed positively, contributing 24.3% of the Group's net income.

As of March 2003, Afore Bancomer had 4.3 million affiliates, and as of February 28, 2003 it had $71,323 million pesos in assets under management, which is also 21.5% of market share. Pensiones Bancomer had a market share of 20.6% as of March 2003.

Total premiums issued in 1Q03 by Seguros Bancomer through the branch network stepped up to $567 million pesos, a growth of 15.7% if compared to last quarter.

Bancomer Gestión totaled assets under management in mutual funds of $58,108 million pesos and occupied the first place in fixed-income mutual funds, with 22.2% market share as of March 2003.

Bancomer Transfer Services processed 3.2 million transactions in the first quarter of 2003, 28.7% more than in the same quarter of 2002, while funds transferred in the quarter reached $1,168 million dollars, 27.0% higher than in 1Q02.



Comunicado de Prensa 04/03

México, D. F. a 29 de abril de 2003

GRUPO FINANCIERO BBVA BANCOMER REGISTRA UTILIDAD DE $1,726 MILLONES EN EL PRIMER TRIMESTRE

RESULTADOS

- **LA UTILIDAD NETA DE GRUPO FINANCIERO BBVA BANCOMER PARA EL PRIMER TRIMESTRE DEL AÑO SE INCREMENTÓ 2.9% RESPECTO A LA DEL MISMO PERÍODO DEL AÑO PASADO, UBICÁNDOSE EN $1,726 MILLONES**
- **EL RETORNO SOBRE CAPITAL DEL GRUPO FUE DE 13.0% Y EL RETORNO SOBRE ACTIVOS DE 1.5% PARA EL PRIMER TRIMESTRE DE 2003**
- **EL ÍNDICE DE EFICIENCIA DEL TRIMESTRE FUE DE 54.0%, MEJORANDO EL NIVEL ALCANZADO AL PRIMER TRIMESTRE DE 2002 DE 57.3%**
- **LOS GASTOS DE ADMINISTRACIÓN Y PROMOCIÓN DEL PRIMER TRIMESTRE DEL AÑO PASADO AL PRIMER TRIMESTRE DEL PRESENTE SE REDUJERON 5.4%, UBICÁNDOSE EN $4,511 MILLONES, LO QUE REPRESENTA UN AHORRO DE $256 MILLONES**
- **EL NEGOCIO BANCARIO PRESENTÓ EN EL TRIMESTRE UTILIDAD NETA DE $1,641 MILLONES, 3.0% MAYOR A LA DEL MISMO PERÍODO DEL AÑO PASADO**
- **EL ÍNDICE DE CAPITALIZACIÓN ALCANZÓ 14.1%, MEJORANDO 1.9 PUNTOS PORCENTUALES EN UN AÑO**

VOLUMENES DE NEGOCIO

- **LOS DEPOSITOS A LA VISTA CRECIERON $17,009 MILLONES DEL PRIMER TRIMESTRE DE 2002 AL PRIMER TRIMESTRE DE 2003**
- **LOS DEPOSITOS A PLAZO AUMENTARON $25,216 MILLONES EN EL MISMO PERÍODO ANUAL**
- **AFORE BANCOMER REBASÓ LOS $71,000 MILLONES DE ACTIVOS EN ADMINISTRACION LOGRANDO UNA CUOTA DE MERCADO DE 21.5%**
- **SEGUROS BANCOMER A TRAVES DE LA RED BANCARIA EMITIÓ UN TOTAL DE PRIMAS 15.7% MAYOR AL DEL TRIMESTRE ANTERIOR, MANTENIENDO SU LIDERAZGO INDISCUTIBLE EN BANCASEGUROS CON CUOTA DE MERCADO DE 38%**
- **BANCOMER TRANSFER SERVICES TRANSFIRIÓ USD $1,168 MILLONES EN EL TRIMESTRE, 27.0% MAS QUE EN EL PRIMER TRIMESTRE DE 2002, MANTENIENDO EL LIDERAZGO**

EVOLUCION DE RESULTADOS

Grupo Financiero BBVA Bancomer obtuvo resultados favorables sustentados principalmente en la fortaleza del margen básico recurrente (margen financiero, ingreso por servicios y gasto) logrando que este tuviera un crecimiento de 45.1% comparado al del mismo trimestre del año anterior.

Millones de Pesos constantes	1T03	1T02	Variación (%)
Margen Financiero	4,928	4,375	13%
Ingreso por Servicios	3,284	2,942	12%
Gasto	(4,511)	(4,767)	(5)%
Margen Básico Recurrente	**3,701**	**2,550**	**45%**
Utilidad Neta	**1,726**	**1,678**	**3%**

NEGOCIO BANCARIO

El margen financiero neto para el negocio bancario en el trimestre se ubicó en 5.0%, es decir 40 puntos base por arriba del logrado en el primer trimestre de 2002. Los factores que más contribuyeron a este resultado son:

a) La favorable evolución de saldos en depósitos a la vista

b) El crecimiento en la captación a plazo de 13.5% ó $25,216 millones de pesos en el último año y

c) Un incremento de $589 millones en el ingreso bancario por crédito y captación, como resultado de un mayor volumen de negocio

El ingreso por servicios para 1T03 fue de $3,284 millones de pesos, 11.6% ó $342 millones mayor a 1T02, y los gastos de administración y promoción se redujeron $256 millones, de $4,767 millones de pesos en 1T02, a $4,511 millones de pesos en 1T03.

La cartera vigente del Banco sin pagarés Fobaproa/IPAB alcanzó $113,774 millones de pesos en 1T03, lo que se traduce en un crecimiento de 1.5% si se compara con 1T02.

El pasado 1º de abril, Bancomer lanzó una estrategia hipotecaria que abarca tres nuevos productos: tasa fija, tasa variable y apoyo Infonavit. Adicionalmente, se implementaron 8 centros hipotecarios que fungirán como unidades de apoyo para las sucursales y se introdujo una red especializada de distribución de crédito para desarrolladores de vivienda, denominada Banca Hipotecaria.

Con esta estrategia integral, Bancomer contribuye positivamente a la recuperación del mercado de vivienda media y residencial dada la existencia de mejores condiciones para la formalización del financiamiento, aunado a la deducibilidad de interés.

Complementando la actividad de originación de crédito tradicional y como resultado de un desarrollo y sofisticación mayor del sistema financiero, BBVA Bancomer incrementó el financiamiento a terceros con operaciones en el mercado, con lo cual se posicionó

como líder local en emisión de bonos con 28% de participación al haber colocado cerca de $2,300 millones de pesos en el trimestre, al mismo tiempo que fortaleció una fuente importante de ingresos.

La cartera vencida se redujo 5.1% desde el primer trimestre de 2002.

En el negocio de captación, los depósitos totales a plazo mostraron un crecimiento con respecto al trimestre anterior de 26.1%.

A marzo de 2003 el índice de capitalización fue de 14.1% con un índice de capital básico de 11.0%, mejorando 1.9 puntos porcentuales frente a marzo de 2002.

NEGOCIOS NO BANCARIOS

El desempeño de los Negocios no Bancarios durante el primer trimestre del año también fue positivo, contribuyendo 24.3% de la utilidad neta del Grupo.

Al cierre de marzo de 2003, Afore Bancomer contaba con 4.3 millones de afiliados, y al 28 de febrero de 2003 tenía $71,323 millones de pesos en activos administrados, lo que se traduce en un 21.5% de participación de mercado. Pensiones Bancomer logró una participación de mercado de 20.6% a marzo de 2003.

El total de primas emitidas en 2002 por Seguros Bancomer a través de la red bancaria ascendió a $567 millones de pesos, un incremento de 15.7% comparado con el trimestre anterior.

Bancomer Gestión cuenta con activos en administración por $58,108 millones de pesos y ocupa el primer lugar en fondos de inversión de renta fija con 22.2% de participación de mercado a marzo de 2003.

Bancomer Transfer Services procesó 3.2 millones de transacciones en el primer trimestre de 2003, 28.7% más que en el mismo trimestre de 2002, mientras que los fondos transferidos en el trimestre alcanzaron USD $1,168 millones, 27.0% más que en 1T02.